1933 Act File No.: 333-289182

1940 Act File No.: 811-21429

CIK No.: 2008835

Securities and Exchange Commission

Washington, D.C. 20549

Amendment No. 1

to

REGISTRATION STATEMENT

ON

Form S-6

For Registration under the Securities Act

of 1933 of Securities of Unit Investment

Trusts Registered on Form N-8B-2

A.	Exact name of trust: SmartTrust 720

B.	Name of depositor: Hennion & Walsh, Inc.

C.	Complete address of depositor’s principal executive offices:

Hennion & Walsh, Inc.
2001 Route 46, Waterview Plaza

Parsippany, New Jersey 07054

D.	Name and complete address of agent for service:

With a copy to:

Kevin D. Mahn	Scott R. Anderson
Hennion & Walsh, Inc.	Chapman and Cutler LLP
2001 Route 46, Waterview Plaza	320 South Canal Street, 27th Floor
Parsippany, New Jersey 07054	Chicago, Illinois 60606

E.	Title of securities being registered: Units of undivided beneficial interest

F.	Approximate date of proposed public offering:

As Soon As Practicable After The Effective Date Of The Registration Statement

☒	Check box if it is proposed that this filing will become effective on October 29, 2025 at 10:00 a.m. pursuant to Rule 487.

HEALTHCARE INNOVATIONS TRUST II,
SERIES 6

TECHNOLOGY REVOLUTION TRUST II,
SERIES 6

(SMARTTRUST 720)

The Securities and Exchange Commission has not approved or disapproved these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

PROSPECTUS DATED: OCTOBER 29, 2025

No person is authorized to give any information or to make any representations with respect to your trust not contained in this prospectus. Your trust is registered as a unit investment trust under the Investment Company Act of 1940. Such registration does not imply that your trust or any of its units have been guaranteed, sponsored, recommended or approved by the United States or any state or any agency or officer thereof. This prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, securities in any state to any person to whom it is not lawful to make such offer in such state.

HEALTHCARE INNOVATIONS TRUST II

INVESTMENT OBJECTIVE. The trust seeks total return potential primarily through capital appreciation. Income may also contribute to the trust’s total return but little, if any, income is anticipated. There is no guarantee that the investment objectives of the trust will be achieved.

PRINCIPAL INVESTMENT STRATEGY. The trust seeks to pursue its objective by investing in a portfolio consisting of equity securities of companies in the healthcare industry that the sponsor believes are “innovators” as defined below, selected as of October 20, 2025 (the “Security Selection Date”).

The sponsor selected the portfolio starting with the securities in the Syntax US Medical Innovation Index as of the Security Selection Date. Syntax US Medical Innovation Index is described in greater detail below. Syntax LLC (“Syntax”) is the provider of the Syntax US Medical Innovation Index. From those securities, the sponsor selected securities for the trust considering criteria including, but not limited to, the following as of the Security Selection Date:

•market capitalizations of $500 million to $50 billion;

•analyst coverage and analyst ratings;

•average trading volumes;

•drugs in phase II or III U.S. Food and Drug Administration (“FDA”) clinical trials (as described further below); and

•drugs that are designated as breakthrough, fast track or orphan drug status by the FDA (as described further below) or have a drug trial date within the next two years.

The resulting portfolio of securities is approximately equally weighted as of the trust’s inception and will vary thereafter. During the trust’s life, the trust will not change its portfolio to reflect any change in the component securities of the Syntax US Medical Innovation Index or the weightings of the components within the Syntax US Medical Innovation Index. If the sponsor creates additional units after the trust’s inception date, the trust will purchase the securities originally selected by applying the strategy. This is true even if a later application of the strategy would have resulted in the selection of different securities.

Under normal market conditions, at least 80% of the trust’s net assets will be invested in securities of companies in the health care sector as classified by the Global Industry Classification Standard published by Standard and Poor’s and MSCI Barra which the sponsor believes are “innovators.” For this purpose the sponsor defines innovators to be companies that have or have had drugs in early stages of development, which includes drugs that have passed through to later phases of clinical trials (Phase II or III) and/or are designated as breakthrough, fast track, or orphan FDA status.

A Phase II FDA clinical trial generally means a drug or treatment is given to a larger group of people to see if it is effective and to further evaluate its safety. A Phase III FDA clinical trial generally means a drug or treatment is given to large groups of people to confirm its effectiveness, monitor side effects, compare it to commonly used treatments, and collect information that will allow the drug or treatment to be used safely.

A “breakthrough” therapy is a drug intended alone or in combination with one or more other drugs to treat a serious or life threatening disease or condition and preliminary clinical evidence indicates that the drug may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. “Fast track” is a process designed to facilitate the development, and expedite the review of drugs to treat serious conditions and fill an unmet medical need. The Orphan Drug Designation program provides “orphan status” to drugs and biologics which are defined as those intended for the safe and effective treatment, diagnosis or prevention of rare diseases/disorders that affect fewer than 200,000 people in the U.S., or that affect more than 200,000 persons but are not expected to recover the costs of developing and marketing a treatment drug.

The Syntax US Medical Innovation Index. The Syntax US Medical Innovation Index comprises up to 50 equally weighted U.S.-listed companies engaged in the biotechnology and biopharma industry. To qualify, a company must pass the Syntax US Medical Innovation Index’s screens for size and liquidity, and must own at least one drug that is in an FDA Phase II or Phase III trial and has a special FDA designation or a milestone in the near future. The Syntax US Medical Innovation Index uses company classification data structured in Syntax’s proprietary Functional Information System, which draws primarily from audited annual reports (e.g., 10-K filings) and secondarily from unaudited documents (e.g., news articles, company websites) to allow granular groupings and comparisons of companies by the characteristics of their various product lines.

The Syntax US Medical Innovation Index’s Universe is drawn from the set of equity listings on recognized exchanges in the U.S. Candidates are identified using Syntax company classification data showing that the issuing company of each Candidate owns (independent of any partnership) at least one drug that meets all the following criteria:

•the drug is in an FDA Phase II or Phase III trial; and

•the drug has either of:

oat least one of the special FDA designations “orphan”, “breakthrough” and “fast track;” or oa trial completion expected within two years.

The Syntax US Medical Innovation Index constituents must have a market capitalization of no less than $500 million and no more than $50 billion. Constituents must have an average daily traded value three-month minimum of $1 million. For constituents that were in the Syntax US Medical Innovation Index prior to a reconstitution, the above eligibility criteria for market capitalization and average daily traded value three-month minimum are subject to a 10% buffer (i.e. constituents that were in the Syntax US Medical Innovation Index prior to a reconstitution are eligible if they have a market capitalization of no less than $450 million and no more than $55 billion with an average daily traded value three-month minimum of $900,000).

The Syntax US Medical Innovation Index selects constituents from among the eligible candidates by the following steps:

1)For each company represented by multiple eligible candidates, narrow down to whichever eligible candidate that has the highest three-month average daily traded value.

2)For each eligible candidate remaining after (1), calculate the ratio of peak forecasted sales to company market capitalization, where peak forecasted sales is the highest of the one-year sales estimates available for the next five discrete years.

3)By descending order of the ratio numbers from (2), select constituents from among the eligible candidates until either 50 constituents are selected, or all eligible candidates are selected.

The Syntax US Medical Innovation Index is rebalanced quarterly on the last U.S. trade date on or before the third Friday of January, April, July and October. The Syntax US Medical Innovation Index is reconstituted semi-annually each April and October. The Syntax US Medical Innovation Index constituents are determined using the above stated eligibility criteria as of the last U.S. trade date of the month preceding the rebalancing month (the “snapshot date”). The constituents of the Syntax US Medical Innovation Index are equal weighted as of the last U.S. trade date on or before the second Friday of each rebalancing month. An index reconstitution is a full reconstruction of the index constituents based on which constituents meet the index eligibility criteria, reselection of the index constituents and a reweighting of the index based on the above criteria. Removals and additions of all constituents may be made during an index reconstitution. An index rebalancing does not involve a full reconstruction of the index constituents, but index constituents are reweighted and constituents can be removed in only the limited circumstances of a security de-listing, limited corporate actions such as mergers or spinoffs and events severely affecting liquidity. Additions of new index constituent issuers are typically not made at the entity level in rebalancing but during an index rebalancing (1) for issuers with shares listed on multiple exchanges, the listing exchange for a security used in the index may be changed and (2) for issuers with multiple equity share classes, the equity share class included in the index may be changed. Index constituents may be removed at any time due to corporate actions or events severely affecting liquidity. Index constituents are typically not added between rebalancing except for certain corporate actions such as mergers or spinoffs. The trust’s portfolio will not be reconstituted or rebalanced in connection with the semi-annual reconstitution or quarterly rebalancing of the Syntax US Medical Innovation Index. The trust’s portfolio will not change in connection with the removal of any security from the Syntax US Medical Innovation Index.

The trust “concentrates” in a sector when securities in a particular sector make up 25% or more of the portfolio. As of the trust’s inception, the trust is concentrated in securities issued by companies in the health care sector.

PRINCIPAL RISK CONSIDERATIONS. Unitholders can lose money by investing in this trust. An investment in units of the trust should be made with an understanding of the risks related to the trust, such as the following:

•Security prices will fluctuate. The value of your investment may fall over time. Market values of securities held by the trust may fluctuate in response to various factors. These can include changes in interest rates, inflation, the financial condition of a security’s issuer, perceptions of the issuer, adverse events impacting a particular industry or sector and/or significant events impacting the entire securities market. The complete economic impacts of the novel form of coronavirus disease first detected in 2019 (“COVID-19”) are not fully known. Although vaccines have been developed and approved for use by various governments, there is no guarantee that vaccines will be effective against emerging variants of the disease. The COVID-19 pandemic, or any future public health crisis, is impossible to predict and could result in adverse market conditions which may negatively impact the performance of the securities in the portfolio and the trust. The financial condition of an issuer may worsen or its credit ratings may drop, resulting in a reduction in the value of your units. A drop in credit rating generally indicates an increased likelihood of an issuer’s risk of default on a loan. Where an issuer’s credit rating is decreased, the perceived financial health of the company, the perceived value of the company and the corresponding market value of its equity securities will generally decrease. This may occur at any point in time, including during the initial offering period.

•An issuer may be unwilling or unable to declare dividends in the future or may reduce the level of dividends declared. This may reduce the level of income the trust receives which would reduce your income and cause the value of your units to fall. The COVID-19 pandemic, or any future public health crisis, may adversely impact a company’s willingness or ability to pay dividends in the future or may reduce the level of dividends declared.

•The trust’s selection starts with the securities from the Syntax US Medical Innovation Index selected prior to the date of the trust’s formation. The trust’s portfolio may not include all securities in the Syntax US Medical Innovation Index and could include securities that are not included in the Syntax US Medical Innovation Index. The securities in the trust’s portfolio will not change if the Syntax US Medical Innovation Index components, or their weightings within the Syntax US Medical Innovation Index, change. The performance of the trust may not correspond with the Syntax US Medical Innovation Index for this reason and because the trust incurs a sales charge and expenses. The Syntax US Medical Innovation Index is a new index with a limited performance history.

•The trust is considered to be concentrated in securities issued by companies in the health care sector. Negative developments in this sector will affect the value of your investment more than would be the case in a more diversified investment. General risks of companies in the health care sector include the impacts of existing and changing government regulations and spending, increasing competition from new products or services, loss of patent and other intellectual property protection and substantial research and development costs.

•The trust may invest in securities of foreign issuers, which may include companies located in emerging markets and may invest in ADRs, GDRs or other similar depositary receipts of these securities. These risks may include market and political factors related to the company’s foreign market, international trade conditions, less regulation, smaller or less liquid markets, increased volatility, differing accounting practices and changes in the value of foreign currencies. Emerging market companies are also subject to greater risk of market closure or manipulation, limited reliable access to capital, exchange delistings and lower quality or less available financial information. The rights and remedies available to investors in emerging market securities may be more limited than those available for investments in more developed markets. The limitations associated with investments in emerging market companies could impact the trust’s ability to achieve its investment objective. The trust may invest in ADRs, GDRs or other similar depositary receipts. Depositary receipts generally involve most of the same types of risks as foreign securities held directly but typically also involve additional expenses associated with the cost of the custodian’s services. Some depositary receipts may experience less liquidity than the underlying securities traded in their home market.

•The trust may invest in stocks of small and mid-size companies. These stocks are often more volatile and have lower trading volumes than stocks of larger companies. Small and mid-size companies may have limited products or financial resources, management inexperience and less publicly available information.

•The trust is not actively managed. Except in limited circumstances, the trust will hold, and continue to buy, shares of the same securities even if their market value declines.

THE Syntax US Medical Innovation Index PROVIDER. The Syntax US Medical Innovation Index is the property of Syntax LLC. The sponsor has contracted with Syntax to use said index constituents and weightings. The trust is not sponsored or endorsed by the third party licensors of Syntax. Indices and the related stylized mark(s) are service marks of Syntax and have been licensed for use by the sponsor. “Syntax” is a trademark of Locus LP and has been licensed for use by the sponsor. Syntax does not make any representation or warranty regarding investment advisability. Syntax’s only relationship to the sponsor with respect to the Syntax US Medical Innovation Index is the licensing of certain intellectual property. Syntax and its licensors are not responsible for and have not participated in the determination of the prices, amount, redemption, or timing of the sale of the trust. Syntax has no obligation or liability in connection with the administration, marketing or trading of the trust. The sponsor may have altered the constituents, weights, or strategy of the Syntax US Medical Innovation Index as part of its selection of securities for the trust. Inclusion of a security within the Syntax US Medical Innovation Index is neither a recommendation by Syntax, nor is it investment advice.

SYNTAX DOES NOT GUARANTEE THE ADEQUACY, ACCURACY, TIMELINESS AND/OR THE COMPLETENESS OF THE Syntax US Medical Innovation Index OR ANY DATA RELATED THERETO OR ANY COMMUNICATION WITH RESPECT THERETO. SYNTAX SHALL NOT BE SUBJECT TO ANY DAMAGES OR LIABILITY FOR ANY ERRORS,OMISSIONS. OR DELAYS THEREIN. SYNTAX MAKES NO WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES. WITHOUT LIMITING ANY OF THE FOREGOING. IN NO EVENT WHATSOEVER SHALL SYNTAX BE LIABLE FOR ANY INDIRECT. SPECIAL, INCIDENTAL, PUNITIVE, OR CONSEQUENTIAL DAMAGES.

ESSENTIAL INFORMATION

Unit Price on Initial Date of Deposit: $10.00

Initial Date of Deposit: October 29, 2025

Mandatory Termination Date: October 28, 2027

Record Dates: 10th day of each month, commencing November 2025

Distribution Dates: 25th day of each month, commencing November 2025

Standard CUSIP Numbers:Cash: 83208C109

Reinvestment: 83208C117

Fee Based CUSIP Numbers:Cash: 83208C125

Reinvestment: 83208C133

Ticker Symbol: STHCFX

Minimum Investment: $1,000/100 units (may vary by selling firm)

Tax Status: Regulated Investment Company

FEE TABLE

The amounts below are estimates of the direct and indirect expenses that you may incur based on a $10 unit price. Actual expenses may vary.

Unitholder Transaction Expenses (fees paid directly from your investment)*	As a % of Initial Unit Price	Amounts per 100 Units
Initial Sales Charge	0.00%	$0.00
Deferred Sales Charge	2.25	22.50
Creation & Development Fee	0.50	5.00
Maximum Sales Charge	2.75%	$27.50
Estimated Organization Costs	0.330%	$3.30

Estimated Annual Operating Expenses (expenses deducted from trust assets)	As a % of Net Assets	Amounts per 100 Units
Trustee Fee	0.108%	$1.05
Supervisor Fee	0.036	0.35
Other Operating Expenses	0.092	0.89
Total	0.236%	$2.29

Example	Cumulative Expenses Paid for Period:
	1 year	2 years (life of trust)
This example helps you compare the cost of this trust with other unit investment trusts and mutual funds. The example assumes that the expenses do not change and that the trust’s annual return is 5%. Your actual returns and expenses will vary. Based on these assumptions, you would pay these expenses for every $10,000 you invest in the trust	$331	$354

*The sales charge has both an initial and a deferred component. The initial sales charge is paid at the time of purchase and is the difference between the total sales charge (maximum of 2.75% of the public offering price) and the sum of the remaining deferred sales charge and the total creation and development fee. The initial sales charge will be approximately 0% of the public offering price per unit depending on the public offering price per unit. The deferred sales charge is fixed at $0.225 per unit and is paid in three monthly installments beginning on May 20, 2026. The creation and development fee is fixed at $0.05 per unit and is paid at the end of the initial offering period. The creation and development fee is only assessed to units outstanding at the end of the initial offering period. When the public offering price per unit is less than or equal to $10, you will not pay an initial sales charge. When the public offering price per unit is greater than $10 per unit, you will pay an initial sales charge. If you redeem or sell your units prior to collection of the total deferred sales charge, you will pay any remaining deferred sales charge upon redemption or sale of your units. If you purchase units after the last deferred sales charge payment has been assessed, the secondary market sales charge is equal to 2.75% of the public offering price per unit and does not include deferred payments.

HEALTHCARE INNOVATIONS TRUST II,
SERIES 6
(SMARTTRUST 720)

PORTFOLIO OF INVESTMENTS

AS OF OCTOBER 29, 2025

Number of Shares	Name of Issuer (1)	Ticker Symbol	Percentage of the Trust (2)	Market Value per Share (3)	Cost of Securities to the Trust (3)
EQUITY SECURITIES — 100.00%
Health Care — 100.00%
1,176	Akebia Therapeutics, Inc. (5)	AKBA	3.33%	$3.09	$3,634
367	Arcturus Therapeutics Holdings Inc. (5)	ARCT	3.32	9.88	3,626
713	Ardelyx, Inc. (5)	ARDX	3.34	5.11	3,643
557	Compass Pathways PLC (4) (5)	CMPS	3.34	6.55	3,648
325	CorMedix Inc. (5)	CRMD	3.32	11.14	3,621
497	Day One Biopharmaceuticals, Inc (5)	DAWN	3.34	7.33	3,643
156	Fulgent Genetics, Inc. (5)	FLGT	3.35	23.43	3,655
1,539	Gossamer Bio, Inc. (5)	GOSS	3.36	2.38	3,663
393	Grifols, S.A. (4)	GRFS	3.37	9.36	3,678
169	Immunovant, Inc. (5)	IMVT	3.40	21.98	3,715
149	Indivior PLC (4) (5)	INDV	3.40	24.91	3,712
26	Jazz Pharmaceuticals plc (4) (5)	JAZZ	3.29	138.13	3,591
326	KalVista Pharmaceuticals, Inc. (5)	KALV	3.32	11.13	3,628
338	Kura Oncology, Inc. (5)	KURA	3.25	10.51	3,552
390	MeiraGTx Holdings plc (4) (5)	MGTX	3.31	9.26	3,611
2,371	Ocugen, Inc. (5)	OCGN	3.30	1.52	3,604
410	Olema Pharmaceuticals, Inc. (5)	OLMA	3.28	8.72	3,575
173	Pacira BioSciences, Inc. (5)	PCRX	3.39	21.36	3,695
271	Phathom Pharmaceuticals, Inc. (5)	PHAT	3.36	13.54	3,669
1,205	ProKidney Corp. (5)	PROK	3.36	3.04	3,663
123	Rigel Pharmaceuticals, Inc. (5)	RIGL	3.35	29.69	3,652
264	Syndax Pharmaceuticals, Inc. (5)	SNDX	3.27	13.51	3,567
727	Taysha Gene Therapies, Inc. (5)	TSHA	3.32	4.99	3,628
185	Teva Pharmaceutical Industries Ltd. (4) (5)	TEVA	3.35	19.78	3,659
120	Travere Therapeutics, Inc. (5)	TVTX	3.28	29.81	3,577
180	UroGen Pharma Ltd. (4) (5)	URGN	3.33	20.18	3,632
411	Verastem, Inc. (5)	VSTM	3.33	8.85	3,637
159	Viridian Therapeutics, Inc. (5)	VRDN	3.37	23.17	3,684
143	Zai Lab Limited (4) (5)	ZLAB	3.33	25.41	3,634
329	Zevra Therapeutics, Inc. (5)	ZVRA	3.34	11.08	3,645
			100.00%		$109,141

See Notes to Portfolio of Investments.

NOTES TO PORTFOLIO OF INVESTMENTS

(1)All securities are represented by contracts to purchase such securities. Contracts to purchase the securities were entered into on October 28, 2025. All such contracts are expected to be settled on or about the first settlement date of the trust, which is expected to be October 30, 2025.

(2)Based on the cost of the securities to the trust.

(3)Accounting Standards Codification 820, “Fair Value Measurements” establishes a framework for measuring fair value and expands disclosure about fair value measurements in financial statements for the trust. The framework under the standard is comprised of a fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the trust has the ability to access as of the measurement date.

Level 2: Significant observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, and other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect the trust’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The inputs or methodologies used for valuing securities are not necessarily an indication of the risk associated with investing those securities.

Changes in valuation techniques may result in transfers in or out of an investment’s assigned level as described above.

The following table summarizes the trust’s investments as of the trust’s inception, based on inputs used to value them:

	Level 1	Level 2	Level 3
Equity Securities	$109,141	$—	$—
Total	$109,141	$—	$—

The cost of the securities to the sponsor and the sponsor’s profit or (loss) (which is the difference between the cost of the securities to the sponsor and the cost of the securities to the trust) are $109,141 and $0 respectively.

(4)This is a security issued by a foreign company. Equity securities comprise 100% of the investments in the trust, broken down by country of organization as set forth below:

Cayman Islands	6.64%
Ireland	3.29%
Israel	6.68%
Spain	3.37%
United Kingdom	6.74%
United States	73.28%

(5)This is a non-income producing security.

TECHNOLOGY REVOLUTION TRUST II

INVESTMENT OBJECTIVE. The trust seeks total return potential through capital appreciation and dividend income. There is no guarantee that the investment objectives of the trust will be achieved.

PRINCIPAL INVESTMENT STRATEGY. The trust seeks to pursue its objective by investing in a portfolio consisting of equity securities of companies engaged in technologies believed to be “revolutionary” as defined below, selected as of October 14, 2025 (the “Security Selection Date”).

The sponsor selected the portfolio starting with the securities in the Syntax North America Technology Revolution Index as of the Security Selection Date. Syntax LLC (“Syntax”) is the provider of the Syntax North America Technology Revolution Index. The Syntax North America Technology Revolution Index is described in greater detail below. From those securities, the sponsor selected securities for the trust considering criteria including, but not limited to, the following:

•market capitalizations ($250 million to $50 billion as of the Security Selection Date);

•cash flow (through trailing twelve month free cash flow balances);

•revenues (through revenue per share and revenue growth);

•earnings (through earnings per share growth);

•profits (through gross profits and profit margins);

•valuations (through current and forward price/earnings, price/book and current and forward looking price/earnings growth ratios);

•dividends (through dividend yield and dividend growth rates);

•analyst coverage and analyst ratings; and

•average trading volumes.

The resulting portfolio of securities is approximately equally weighted as of the trust’s inception and will vary thereafter. During the trust’s life, the trust will not change its portfolio to reflect any change in the component securities of the Syntax North America Technology Revolution Index or the weightings of the components within the Syntax North America Technology Revolution Index. If the sponsor creates additional units after the trust’s inception date, the trust will purchase the securities originally selected by applying the strategy. This is true even if a later application of the strategy would have resulted in the selection of different securities.

Under normal market conditions, at least 80% of the trust’s net assets will be invested in securities of companies engaged in technologies believed to be “revolutionary”. For this purpose, the sponsor defines companies engaged in revolutionary technologies to be companies that are principally engaged in or that derive significant revenues from businesses in digital assets and blockchain; cybersecurity; internet of things (the interconnection through the internet of computing devices embedded in everyday objects that enables them to send and receive data); banking, insurance, and investment technology; high-performance compute/artificial intelligence; robotics; and 5G (fifth-generation cellular network communication) technology and services. The sponsor will only include companies from the Syntax-defined digital assets and blockchain; cybersecurity; internet of things; banking, insurance, and investment technology; high-performance compute/artificial intelligence; robotics; and 5G technology and services “segments” that devote material resources to one or more of these technologies. These segments are defined solely by Syntax and the determination of each company’s segment and revenue associated with such segment is made solely by Syntax using its proprietary Functional Information System (described below) for purposes of the Syntax North America Technology Revolution Index. The trust will not invest in cryptocurrencies directly or through the usage of derivatives. Because the trust does not invest directly in cryptocurrencies or through cryptocurrency derivatives, the trust is not expected to track the price movements of any cryptocurrency. The trust may invest in securities of companies that have investments in cryptocurrencies directly or through derivatives. The trust may also invest in securities of foreign issuers, including companies in emerging markets, and may invest in American Depositary Receipts (“ADRs”), Global Depositary Receipts (“GDRs”) or other similar depositary receipts of these securities. The trust may also invest in companies with smaller market capitalizations. The trust’s portfolio will include securities of companies in a variety of industries that are devoting material resources to one of the Syntax-defined segments, but that may nonetheless have limited ties to, and derive limited revenue from, these segments. The trust “concentrates” in a sector when securities in a particular sector make up 25% or more of the portfolio. As of the trust’s inception, the trust is considered to be concentrated in securities issued by companies in the information technology sector.

The Syntax North America Technology Revolution Index. The Syntax North America Technology Revolution Index equally weights North American-listed companies engaged in the provision and/or use of disruptive or revolutionary technologies. The Syntax North America Technology Revolution Index applies screens for size and liquidity, and defines technology segments including digital assets and blockchain; cybersecurity; internet of things; banking, insurance, and investment technology; high-performance compute/artificial intelligence; robotics; and 5G technology and services. The Syntax North America Technology Revolution Index uses company classification data structured in Syntax’s proprietary Functional Information System (“FIS”), which draws primarily from audited annual reports (e.g., 10-K filings) and secondarily from unaudited documents (e.g., news articles, company websites) to allow granular groupings and comparisons of companies by the characteristics of their various product lines.

The Syntax North America Technology Revolution Index’s universe is drawn from the set of equity listings on the following exchanges in the United States and Canada: NASDAQ, NYSE, AMEX and TSX. Candidates of the Syntax North America Technology Revolution Index are identified using Syntax FIS data showing that their issuing companies derive at least 50% of their revenues from one or more of the following business segments:

•Digital Assets & Blockchain — companies involved in the mining or trading of digital assets, as well as companies that utilize blockchain technology for payment processing, recordkeeping, and other applications. Examples of these companies include digital asset exchanges, companies providing colocation and server hosting for mining or handling digital assets, and manufacturers of equipment or software enabling digital asset mining or blockchain. Notwithstanding the types of companies described above, the only company in the trust’s portfolio that was determined by Syntax as being in this Syntax-defined segment is involved in the mining of digital assets and is not involved in the other activities described above.

•Cybersecurity — companies that provide hardware, software, and services used for cybersecurity. Examples of these products and services include identity authentication hardware, password management software, and encryption services.

•Internet of Things— companies that provide hardware, components, and software that enable objects to send data to and receive data from one other. Examples of these companies include manufacturers of connected temperature management systems for buildings, processors incorporated into internet of things sensors, and consumer devices like fitness wearables.

•Banking, Insurance, & Investment Technology — companies that provide software or automated data services used for banking, insurance or investments. Examples of these companies’ offerings include online platforms for securities trading, mobile banking software, and financial databases and analytics for asset managers, among others. Companies included in this segment may include companies that are or operate banks, non-bank lenders, insurance companies, broker-dealers, securities exchanges, investment advisers or similar companies. Notwithstanding the types of companies described above, the trust’s portfolio does not include companies determined by Syntax as being in this Syntax-defined segment that are primarily in the business of operating banks or insurance companies.

•High Performance Compute/Artificial Intelligence — companies that provide artificial intelligence-enabled software and hardware, as well as products used for data analytics, quantum computing, and machine vision purposes.

•Robotics — companies involved in the manufacture, maintenance, sale, and rental of robots, robotic sensors, and components of robots. Examples of these products include surgical robotic systems and robots for automobile production.

•5G Technology & Services — companies that make equipment or software that enables 5G communications, as well as companies that provide 5G services. Examples of these companies’ offerings include 5G connectivity semiconductors, 5G wireless telecommunications networks, and 5G-enabling components for mobile phones.

Syntax North America Technology Revolution Index constituents must have a market capitalization of no less than $250 million and no more than $50 billion, and an R-Score (the ratio of average daily traded value in thousands USD to float-adjusted market cap in millions USD) greater than 0.25. For constituents that were in the Syntax North American Technology Revolution Index prior to a reconstitution, the above eligibility criteria for market capitalization and average daily traded value three-month minimum are subject to a 10% buffer (i.e. constituents that were in the Syntax North American Technology Revolution Index prior to a reconstitution are eligible if they have a market capitalization of no less than $225 million and no more than $55 billion, and an R-Score greater than 0.225). Syntax North America Technology Revolution Index constituents must have a share price of at least $1 to be eligible for inclusion.

The Syntax North America Technology Revolution Index selects constituents from among the eligible candidates by the following steps:

1)Select as a constituent any eligible candidate that is the only eligible candidate representing its issuing company.

2)For each company represented by multiple eligible candidates, select as a constituent whichever eligible candidate that has the highest three-month average daily traded value.

The Syntax North America Technology Revolution Index is rebalanced quarterly on the last U.S. trade date on or before the third Friday of March, June, September and December. The Syntax North America Technology Revolution Index is reconstituted semi-annually each March and September. The Syntax North America Technology Revolution Index constituents are determined using the above stated eligibility criteria as of the last U.S. trade date of the month preceding the rebalancing month (the “snapshot date”). The constituents of the Syntax North America Technology Revolution Index are equal weighted as of the last U.S. trade date on or before the second Friday of each rebalancing month. An index reconstitution is a full reconstruction of the index constituents based on which constituents meet the index eligibility criteria, reselection of the index constituents and a reweighting of the index based on the above criteria. Removals and additions of all constituents may be made during an index reconstitution. An index rebalancing does not involve a full reconstruction of the index constituents, but index constituents are reweighted and constituents can be removed in only the limited circumstances of a security de-listing, limited corporate actions such as mergers or spinoffs and events severely affecting liquidity. Additions of new index constituent issuers are typically not made at the entity level in rebalancing but during an index rebalancing (1) for issuers with shares listed on multiple exchanges, the listing exchange for a security used in the index may be changed and (2) for issuers with multiple equity share classes, the equity share class included in the index may be changed. Index constituents may be removed at any time due to corporate actions or events severely affecting liquidity. Index constituents are typically not added between rebalancing except for certain corporate actions such as mergers or spinoffs. The trust’s portfolio will not be reconstituted or rebalanced in connection with the semi-annual reconstitution or quarterly rebalancing of the Syntax North America Technology Revolution Index. The trust’s portfolio will not change in connection with the removal of any security from the Syntax North America Technology Revolution Index.

PRINCIPAL RISK CONSIDERATIONS. Unitholders can lose money by investing in this trust. An investment in units of the trust should be made with an understanding of the risks related to the trust, such as the following:

•Security prices will fluctuate. The value of your investment may fall over time. Market values of securities held by the trust may fluctuate in response to various factors. These can include changes in interest rates, inflation, the financial condition of a security’s issuer, perceptions of the issuer, adverse events impacting a particular industry or sector and/or significant events impacting the entire securities market. The complete economic impacts of the novel form of coronavirus disease first detected in 2019 (“COVID-19”) are not fully known. Although vaccines have been developed and approved for use by various governments, there is no guarantee that vaccines will be effective against emerging variants of the disease. The COVID-19 pandemic, or any future public health crisis, is impossible to predict and could result in adverse market conditions which may negatively impact the performance of the securities in the portfolio and the trust. The financial condition of an issuer may worsen or its credit ratings may drop, resulting in a reduction in the value of your units. A drop in credit rating generally indicates an increased likelihood of an issuer’s risk of default on a loan. Where an issuer’s credit rating is decreased, the perceived financial health of the company, the perceived value of the company and the corresponding market value of its equity securities will generally decrease. This may occur at any point in time, including during the initial offering period.

•An issuer may be unwilling or unable to declare dividends in the future or may reduce the level of dividends declared. This may reduce the level of income the trust receives which would reduce your income and cause the value of your units to fall. The COVID-19 pandemic, or any future public health crisis, may adversely impact a company’s willingness or ability to pay dividends in the future or may reduce the level of dividends declared.

•The trust is considered to be concentrated in securities issued by companies in the information technology sector. Negative developments in this sector will affect the value of your investment more than would be the case in a more diversified investment. General risks of companies in the information technology sector include rapidly changing technologies, short product life cycles, frequent introduction of new or enhanced products, the impacts of existing and changing government regulations, and the loss of patent and other intellectual property protections.

•The trust invests in companies that are principally engaged in or that devote material resources to businesses in digital assets and blockchain; cybersecurity; internet of things; banking, insurance, and investment technology; high-performance compute/artificial intelligence; robotics; and 5G technology and services. Risks associated with investments in companies devoting material resources to businesses in these areas are subject to many of the same risks associated with information technology companies. These companies are also subject to risks specific to these emerging technologies including:

•digital asset and blockchain companies’ new and relatively untested technology, potential vulnerability to fraud, exposure to widespread and inconsistent regulation, risks of cybersecurity attacks, intellectual property claims, reliance on the internet, difficulty in protecting intellectual property rights, exposure to third party defects and vulnerabilities, problems in digital currency markets including volatility and illiquidity, unknowns about the ability to scale technologies, significant competition, uncertainty about potential for revenues and adverse impacts of limited access to and/or increased cost of energy;

•cybersecurity companies’ exposure to risks of rapidly changing technologies, short product life cycles, fierce competition, aggressive pricing, reduced profit margins, difficulty in protecting intellectual property rights, heightened risks associated with product or service failures including liability and reputation damage, limited product lines, limited markets and limited qualified personnel;

•internet of things companies’ limited product lines, limited markets, limited financial resources, intense competition, rapid product obsolescence, risk of cybersecurity attacks, potential impact of government regulation, dependence on intellectual property rights and volatility;

•banking, insurance, and investment technology companies’ exposure to government regulation including risk of an increase in regulatory oversight in the future, risk of deterioration in credit markets, exposure to consumers and businesses in the form of loans and other financial products, risk of cybersecurity attacks, risk of service disruptions caused by hardware or software failure and significant volatility, intense competition and rapid product obsolescence. Companies in this segment may own or operate companies in the financials sector and be exposed to the risks associated to that sector. See the general risks of companies in the financials sector above and under “Risk Considerations—Concentration Risk—Financials Sector”;

•high-performance compute/artificial intelligence companies’ limited product lines, limited markets, limited financial resources, intense competition, rapid product obsolescence, risk of cybersecurity attacks, difficulty in protecting intellectual property rights and significant research and development expenditures;

•robotics companies’ limited product lines, limited markets, limited financial resources, intense competition, rapid product obsolescence, risk of cybersecurity attacks, difficulty in protecting intellectual property rights, significant research and development expenditures, and exposure to changes in business cycles, world economic growth, technological progress and government regulation; and

•5G technology and services companies’ implementation and/or servicing of new technology, vulnerability to new and changing government regulation, potential environmental and health concerns and security and privacy protection risks.

•The trust invests in securities of companies subject to risks associated with cybersecurity attacks. Such events could cause a company to incur regulatory penalties, reputational damage, additional compliance costs associated with corrective measures and/or financial loss which could adversely impact the value of their securities and the trust.

•Some of the companies in which the trust invests are engaged in other lines of business unrelated to their Syntax-defined segments and these lines of business could adversely affect their operating results. There can be no assurance that the other lines of business in which these companies are engaged will not have an adverse effect on a company’s business or financial condition.

•The trust’s selection starts with the securities from the Syntax North America Technology Revolution Index selected prior to the date of the trust’s formation. The trust’s portfolio may not include all securities in the Syntax North America Technology Revolution Index and could include securities that are not included in the Syntax North America Technology Revolution Index. The securities in the trust’s portfolio will not change if the Syntax North America Technology Revolution Index components, or their weightings within the Syntax North America Technology Revolution Index, change. The performance of the trust may not correspond with the Syntax North America Technology Revolution Index for this reason and because the trust incurs a sales charge and expenses. The Syntax North America Technology Revolution Index is a new index with a limited performance history.

• The trust may invest in securities of foreign issuers, which may include companies located in emerging markets and may invest in ADRs, GDRs or other similar depositary receipts of these securities. These risks may include market and political factors related to the company’s foreign market, international trade conditions, less regulation, smaller or less liquid markets, increased volatility, differing accounting practices and changes in the value of foreign currencies. Emerging market companies are also subject to greater risk of market closure or manipulation, limited reliable access to capital, exchange delistings and lower quality or less available financial information. The rights and remedies available to investors in emerging market securities may be more limited than those available for investments in more developed markets. The limitations associated with investments in emerging market companies could impact the trust’s ability to achieve its investment objective. The trust may invest in ADRs, GDRs or other similar depositary receipts. Depositary receipts generally involve most of the same types of risks as foreign securities held directly but typically also involve additional expenses associated with the cost of the custodian’s services. Some depositary receipts may experience less liquidity than the underlying securities traded in their home market.

•The trust may invest in stocks of small and mid-size companies. These stocks are often more volatile and have lower trading volumes than stocks of larger companies. Small and mid-size companies may have limited products or financial resources, management inexperience and less publicly available information.

•The trust is not actively managed. Except in limited circumstances, the trust will hold, and continue to buy, shares of the same securities even if their market value declines.

THE Syntax North America Technology Revolution Index PROVIDER. The Syntax North America Technology Revolution Index is the property of Syntax LLC. The sponsor has contracted with Syntax to use said index constituents and weightings. The trust is not sponsored or endorsed by the third party licensors of Syntax. Indices and the related stylized mark(s) are service marks of Syntax and have been licensed for use by the sponsor. “Syntax” is a trademark of Locus LP and has been licensed for use by the sponsor. Syntax does not make any representation or warranty regarding investment advisability. Syntax’s only relationship to the sponsor with respect to the Syntax North America Technology Revolution Index is the licensing of certain intellectual property. Syntax and its licensors are not responsible for and have not participated in the determination of the prices, amount, redemption, or timing of the sale of the trust. Syntax has no obligation or liability in connection with the administration, marketing or trading of the trust. The sponsor may have altered the constituents, weights, or strategy of the Syntax North America Technology Revolution Index as part of its selection of securities for the trust. Inclusion of a security within the Syntax North America Technology Revolution Index is neither a recommendation by Syntax, nor is it investment advice.

SYNTAX DOES NOT GUARANTEE THE ADEQUACY, ACCURACY, TIMELINESS AND/OR THE COMPLETENESS OF THE Syntax US North America Technology Revolution Index OR ANY DATA RELATED THERETO OR ANY COMMUNICATION WITH RESPECT THERETO. SYNTAX SHALL NOT BE SUBJECT TO ANY DAMAGES OR LIABILITY FOR ANY ERRORS,OMISSIONS. OR DELAYS THEREIN. SYNTAX MAKES NO WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES. WITHOUT LIMITING ANY OF THE FOREGOING. IN NO EVENT WHATSOEVER SHALL SYNTAX BE LIABLE FOR ANY INDIRECT. SPECIAL, INCIDENTAL, PUNITIVE, OR CONSEQUENTIAL DAMAGES.

ESSENTIAL INFORMATION

Unit Price on Initial Date of Deposit: $10.00

Initial Date of Deposit: October 29, 2025

Mandatory Termination Date: October 28, 2027

Record Dates: 10th day of each month, commencing November 2025

Distribution Dates: 25th day of each month, commencing November 2025

Standard CUSIP Numbers:Cash: 83208C141

Reinvestment: 83208C158

Fee Based CUSIP Numbers:Cash: 83208C166

Reinvestment: 83208C174

Ticker Symbol: STTCFX

Minimum Investment: $1,000/100 units (may vary by selling firm)

Tax Status: Regulated Investment Company

FEE TABLE

The amounts below are estimates of the direct and indirect expenses that you may incur based on a $10 unit price. Actual expenses may vary.

Unitholder Transaction Expenses (fees paid directly from your investment)*	As a % of Initial Unit Price	Amounts per 100 Units
Initial Sales Charge	0.00%	$0.00
Deferred Sales Charge	2.25	22.50
Creation & Development Fee	0.50	5.00
Maximum Sales Charge	2.75%	$27.50
Estimated Organization Costs	0.591%	$5.91

Estimated Annual Operating Expenses (expenses deducted from trust assets)	As a % of Net Assets	Amounts per 100 Units
Trustee Fee	0.109%	$1.05
Supervisor Fee	0.036	0.35
Other Operating Expenses	0.144	1.39
Total	0.289%	$2.79

Example	Cumulative Expenses Paid for Period:
	1 year	2 years (life of trust)
This example helps you compare the cost of this trust with other unit investment trusts and mutual funds. The example assumes that the expenses do not change and that the trust’s annual return is 5%. Your actual returns and expenses will vary. Based on these assumptions, you would pay these expenses for every $10,000 you invest in the trust	$362	$390

*The sales charge has both an initial and a deferred component. The initial sales charge is paid at the time of purchase and is the difference between the total sales charge (maximum of 2.75% of the public offering price) and the sum of the remaining deferred sales charge and the total creation and development fee. The initial sales charge will be approximately 0% of the public offering price per unit depending on the public offering price per unit. The deferred sales charge is fixed at $0.225 per unit and is paid in three monthly installments beginning on May 20, 2026. The creation and development fee is fixed at $0.05 per unit and is paid at the end of the initial offering period. The creation and development fee is only assessed to units outstanding at the end of the initial offering period. When the public offering price per unit is less than or equal to $10, you will not pay an initial sales charge. When the public offering price per unit is greater than $10 per unit, you will pay an initial sales charge. If you redeem or sell your units prior to collection of the total deferred sales charge, you will pay any remaining deferred sales charge upon redemption or sale of your units. If you purchase units after the last deferred sales charge payment has been assessed, the secondary market sales charge is equal to 2.75% of the public offering price per unit and does not include deferred payments.

TECHNOLOGY REVOLUTION TRUST II, SERIES 6
(SMARTTRUST 720)

PORTFOLIO OF INVESTMENTS

AS OF OCTOBER 29, 2025

Number of Shares	Name of Issuer (1)	Ticker Symbol	Percentage of the Trust (2)	Market Value per Share (3)	Cost of Securities to the Trust (3)
EQUITY SECURITIES — 100.00%
Communication Services — 10.20%
73	Array Digital Infrastructure, Inc. (5)	AD	3.42%	$50.78	$3,707
93	Telephone and Data Systems, Inc.	TDS	3.40	39.55	3,678
74	VEON Ltd. (4) (5)	VEON	3.38	49.42	3,657
Consumer Discretionary — 3.32%
889	Cango Inc. (4) (5)	CANG	3.32	4.05	3,600
Financials — 13.35%
14	Dave Inc. (5)	DAVE	3.25	250.99	3,514
31	Enova International, Inc. (5)	ENVA	3.41	119.28	3,698
614	FinVolution Group (4)	FINV	3.36	5.92	3,635
41	Nasdaq, Inc.	NDAQ	3.33	87.96	3,606
Industrials — 19.97%
6	CACI International, Inc. (5)	CACI	3.17	572.49	3,435
209	EHang Holdings Limited (4) (5)	EH	3.36	17.39	3,635
89	ExlService Holdings, Inc. (5)	EXLS	3.41	41.47	3,691
66	GXO Logistics, Inc. (5)	GXO	3.31	54.24	3,580
15	Lincoln Electric Holdings, Inc.	LECO	3.33	240.64	3,610
43	SS&C Technologies Holdings, Inc.	SSNC	3.39	85.37	3,671
Information Technology — 53.16%
202	A10 Networks, Inc.	ATEN	3.39	18.15	3,666
366	Allot Ltd. (4) (5)	ALLT	3.36	9.95	3,642
42	Ambarella, Inc. (4) (5)	AMBA	3.35	86.30	3,625
193	Arlo Technologies, Inc. (5)	ARLO	3.43	19.26	3,717
942	Bit Digital, Inc. (4) (5)	BTBT	3.27	3.76	3,542
181	CleanSpark, Inc. (5)	CLSK	3.20	19.15	3,466
14	Guidewire Software, Inc. (5)	GWRE	3.27	253.03	3,542
633	HIVE Digital Technologies Ltd. (4) (5)	HIVE	3.26	5.57	3,526
190	MARA Holdings, Inc. (5)	MARA	3.31	18.88	3,587
236	Opera Limited (4)	OPRA	3.38	15.52	3,663
239	Quantum Computing Inc. (5)	QUBT	3.29	14.91	3,563
137	Radware Ltd. (4) (5)	RDWR	3.37	26.62	3,647
69	Red Violet, Inc. (5)	RDVT	3.38	53.06	3,661
219	TeraWulf Inc. (5)	WULF	3.22	15.94	3,491
45	Trimble Inc. (5)	TRMB	3.34	80.50	3,622
11	Zscaler, Inc. (5)	ZS	3.34	328.98	3,619
			100.00%		$108,296

See Notes to Portfolio of Investments.

NOTES TO PORTFOLIO OF INVESTMENTS

(1)All securities are represented by contracts to purchase such securities. Contracts to purchase the securities were entered into on October 28, 2025. All such contracts are expected to be settled on or about the first settlement date of the trust, which is expected to be October 30, 2025.

(2)Based on the cost of the securities to the trust.

(3)Accounting Standards Codification 820, “Fair Value Measurements” establishes a framework for measuring fair value and expands disclosure about fair value measurements in financial statements for the trust. The framework under the standard is comprised of a fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the trust has the ability to access as of the measurement date.

Level 2: Significant observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, and other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect the trust’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The inputs or methodologies used for valuing securities are not necessarily an indication of the risk associated with investing those securities.

Changes in valuation techniques may result in transfers in or out of an investment’s assigned level as described above.

The following table summarizes the trust’s investments as of the trust’s inception, based on inputs used to value them:

	Level 1	Level 2	Level 3
Equity Securities	$108,296	$—	$—
Total	$108,296	$—	$—

The cost of the securities to the sponsor and the sponsor’s profit or (loss) (which is the difference between the cost of the securities to the sponsor and the cost of the securities to the trust) are $108,296 and $0 respectively.

(4)This is a security issued by a foreign company. Equity securities comprise 100% of the investments in the trust, broken down by country of organization as set forth below:

Bermuda	3.38%
Canada	3.26%
Cayman Islands	20.04%
Israel	6.73%
United States	66.59%

(5)This is a non-income producing security.

(SMARTTRUST 720)

STATEMENT OF FINANCIAL CONDITION

AS OF OCTOBER 29, 2025

	Healthcare Innovations Trust II	Technology Revolution Trust II
Investment in securities
Contracts to purchase securities (1)(2)	$109,141	$108,296
Total	$109,141	$108,296
Liabilities and interest of investors
Liabilities:
Organization costs (3)	$360	$640
Deferred sales charge (4)(5)	2,456	2,437
Creation & development fee (4)(5)	546	542
Total liabilities	3,362	3,619
Interest of investors:
Cost to investors (5)	109,141	108,296
Less: initial sales charge (4)(5)	0	0
Less: deferred sales charge and creation & development fee (4)(5)	3,002	2,979
Less: organization costs (3)	360	640
Net interest of investors	105,779	104,677
Total	$109,141	$108,296
Number of units	10,914	10,830
Net asset value per unit	$9.692	$9.665

(1) Aggregate cost of the securities is based on the evaluations determined by the trustee at the evaluation time on the most recent business day prior to the initial date of deposit.

(2) Cash or an irrevocable letter of credit has been deposited with the trustee covering the funds (aggregating $400,000 with $200,000 allocated to each trust) necessary for the purchase of securities in the trust represented by purchase contracts.

(3) A portion of the public offering price represents an amount sufficient to pay for all or a portion of the costs incurred in establishing the trust. These costs have been estimated at $0.033 per unit for the Healthcare Innovations Trust II and $0.059 per unit for the Technology Revolution Trust II. A distribution will be made as of the earlier of the close of the initial offering period or six months following the trust’s inception date to an account maintained by the trustee from which this obligation of the investors will be satisfied. To the extent the actual organization costs are greater than the estimated amount, only the estimated organization costs added to the public offering price will be reimbursed to the sponsor and deducted from the assets of the trust.

(4) The total sales charge consists of an initial sales charge, a deferred sales charge and a creation and development fee. The initial sales charge is equal to the difference between the maximum sales charge and the sum of the remaining deferred sales charge and the total creation and development fee. The maximum total sales charge is 2.75% of the public offering price per unit.

(5) The aggregate cost to investors includes the applicable sales charge assuming no reduction of sales charges.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

SPONSOR AND UNITHOLDERS
SMARTTRUST 720

Opinion on the financial statements

We have audited the accompanying statements of financial condition, including the trust portfolio on pages A-9 through A-10 and A-19 through A-20, of SmartTrust 720 (the “Trust”) as of October 29, 2025, the initial date of deposit, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Trust as of October 29, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for opinion

These financial statements are the responsibility of Hennion & Walsh, Inc., the Sponsor. Our responsibility is to express an opinion on the Trust’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Trust in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Trust is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Trust’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. Our procedures included confirmation of cash or irrevocable letter of credit deposited for the purchase of securities as shown in the statements of financial condition as of October 29, 2025 by correspondence with The Bank of New York Mellon, Trustee. We believe that our audits provide a reasonable basis for our opinion.

/s/ GRANT THORNTON LLP

We have served as the auditor of one or more of the unit investment trusts, sponsored by Hennion & Walsh, Inc. since 2009.

Chicago, Illinois
October 29, 2025

YOUR TRUST

Your trust is a unit investment trust registered under the Investment Company Act of 1940. Your trust was created under the laws of the State of New York pursuant to a trust agreement among Hennion & Walsh, Inc., The Bank of New York Mellon and Hennion & Walsh Asset Management, Inc. Hennion & Walsh, Inc. is the sponsor and principal underwriter of your trust. The Bank of New York Mellon is the trustee of your trust. Hennion & Walsh Asset Management, Inc. is the portfolio supervisor of your trust. The sponsor created your trust on the initial date of deposit and your trust will terminate on the mandatory termination date unless terminated earlier as described in this prospectus. The initial date of deposit and mandatory termination date are set forth under “Essential Information” for your trust.

Your trust is a unit investment trust and is not an actively managed fund. Traditional methods of investment management for a managed fund often involve frequent changes in a portfolio of securities on the basis of economic, financial and market analysis. The portfolio of your trust, however, will not be actively managed and therefore the adverse financial condition of an issuer will not necessarily require the sale of its securities from the portfolio.

To create your trust, the sponsor deposited the initial portfolio securities (or contracts to purchase the securities along with an irrevocable letter of credit, cash or other consideration to pay for the securities) with the trustee on the initial date of deposit. In exchange for the deposited securities, the trustee registered the sponsor’s ownership of the initial units of your trust on the registration books of your trust. A unit represents an undivided fractional interest in your trust. As the sponsor sells units, the sponsor will create additional units of your trust by depositing additional portfolio securities (or contracts to purchase securities and/or cash or a letter of credit with instructions for your trust to purchase securities) with the trustee. Units will remain outstanding until redeemed or until your trust terminates. At the close of the New York Stock Exchange on the initial date of deposit (or on the first day units are sold to the public, if later) the number of units may be adjusted so that the public offering price per unit equals $10. The number of units and fractional interest of each unit in your trust will increase or decrease to the extent of any adjustment.

RISK CONSIDERATIONS

All investments involve risk. This section describes various risks that can impact the value of the securities in your trust. You should understand these risks before you invest. Refer to the “Principal Risk Considerations” in Part A for your trust in this prospectus for a list of the principal risk considerations related to an investment in your trust. If the value of the securities falls, the value of the units will also fall. No one can guarantee that your trust will achieve its objective or that your investment return will be positive over any period.

MARKET RISK. Market risk is the risk that the value of the securities in your trust will fluctuate. This could cause the value of your units to fall below your original purchase price. Market value fluctuates in response to various factors. These can include changes in interest rates, inflation, the financial condition of a security’s issuer, perceptions of the issuer, or ratings on a security. Even though the portfolio is supervised, you should remember that the portfolio is not managed. Your trust will not sell a security solely because the market value falls as is possible in a managed fund. Public health crises, such as the COVID-19 pandemic, may adversely affect commercial activities, disrupt supply chains, increase market volatility, decrease consumer demand, disrupt healthcare services, and result in prolonged quarantines, travel restrictions, and business closures. Although COVID-19 vaccines have been developed and approved for use by various governments, there is no guarantee that vaccines will be effective against emerging variants of the disease. The potential economic impact of the COVID-19 pandemic, or any future public health crisis, is impossible to predict and could result in adverse market conditions which may negatively impact the performance of the securities in the portfolio and your trust.

ADDITIONAL MARKET DISRUPTION RISK. In February 2022, Russia commenced a military attack on Ukraine. In response, various countries, including the U.S., issued broad-ranging sanctions on Russia and certain Russian companies and individuals. The hostilities between the two countries may escalate and any existing or future sanctions could have a severe adverse effect on Russia’s economy, currency, companies and region as well as negatively impact other regional and global economic markets of the world (including Europe and the United States), companies in such countries and various sectors, industries and markets for securities and commodities globally, such as oil and natural gas. Accordingly, the hostilities and sanctions may have a negative effect on your trust’s investments and performance beyond any direct exposure to Russian companies or those of adjoining geographic regions. The sanctions and compliance with these sanctions may impair the ability of your trust to buy, sell, hold or deliver securities of Russian companies and/or other assets. Russia may also take retaliatory actions or countermeasures, such as cyberattacks and espionage, which may negatively impact the countries and companies in which your trust may invest. Accordingly, there may be a heightened risk of cyberattacks by Russia in response to the sanctions. The extent and duration of the military action or future escalation of such hostilities; the extent and impact of existing and any future sanctions, market disruptions and volatility; and the result of any diplomatic negotiations cannot be predicted. These and any related events could have a significant negative impact on certain trust’s investments as well as your trust’s performance, and the value or liquidity of certain securities held by your trust may decline significantly.

EQUITY SECURITIES. Your trust invests in securities representing equity ownership of a company. Investments in such securities are exposed to risks associated with the companies issuing the securities, the sectors and geographic locations they are involved in and the markets that such securities are traded on, among other risks as described in greater detail below.

DIVIDEND PAYMENT RISK. Dividend payment risk is the risk that an issuer of a security is unwilling or unable to pay income on a security. Stocks represent ownership interests in the issuers and are not obligations of the issuers. Common stockholders have a right to receive dividends only after the company has provided for payment of its creditors, bondholders and preferred stockholders. Common stocks do not assure dividend payments. Dividends are paid only when declared by an issuer’s board of directors and the amount of any dividend may vary over time. The COVID-19 pandemic, or any future public health crisis, may adversely impact a company’s willingness or ability to pay dividends in the future or may reduce the level of dividends declared.

Syntax US Medical Innovation Index CORRELATION RISK. The Healthcare Innovations Trust II’s selection starts with the securities from the Syntax US Medical Innovation Index selected prior to the date of the trust’s formation. The Healthcare Innovations Trust II’s portfolio may not include all securities in the Syntax US Medical Innovation Index and could include securities that are not in the Syntax US Medical Innovation Index. The securities in the Healthcare Innovations Trust II’s portfolio will not change if the Syntax US Medical Innovation Index components, or their weightings within the Syntax US Medical Innovation Index, change. The performance of the Healthcare Innovations Trust II may not correspond with the Syntax US Medical Innovation Index for this reason because the sponsor may have removed securities from the Syntax US Medical Innovation Index for the trust’s portfolio and because the trust incurs a sales charge and expenses.

SYNTAX NORTH AMERICA TECHNOLOGY REVOLUTION INDEX CORRELATION RISK. The Technology Revolution Trust II’s selection starts with the securities from the Syntax North America Technology Revolution Index selected prior to the date of the trust’s formation. The Technology Revolution Trust II’s portfolio may not include all securities in the Syntax North America Technology Revolution Index and could include securities that are not in the Syntax North America Technology Revolution Index. The securities in the Technology Revolution Trust II’s portfolio will not change if the Syntax North America Technology Revolution Index components, or their weightings within the Syntax North America Technology Revolution Index, change. The performance of the Technology Revolution Trust II may not correspond with the Syntax North America Technology Revolution Index for this reason because the sponsor may have removed securities from the Syntax North America Technology Revolution Index for the trust’s portfolio and because the trust incurs a sales charge and expenses.

CONCENTRATION RISK. Concentration risk is the risk that the value of your trust is more susceptible to fluctuations based on factors that impact a particular sector because the portfolio concentrates in securities issued by companies within that sector. A portfolio “concentrates” in a sector when securities in a particular sector make up 25% or more of the portfolio. Refer to the “Principal Risk Considerations” in Part A for your trust in this prospectus for sector concentrations.

Health Care Sector. The Healthcare Innovations Trust II invests significantly in securities of companies in the health care sector. Companies in the health care industry are subject to governmental regulation of their products and services, a factor which could have a significant and possibly unfavorable effect on the price and availability of such products or services. Furthermore, such companies face the risk of increasing competition from new products or services, generic drug sales, termination of patent protection for drug or medical supply products and the risk that technological advances will render their products obsolete. The research and development costs of bringing a drug to market are substantial, and include lengthy governmental review processes with no guarantee that the product will ever come to market. Many of these companies may have losses and not offer certain products for several years. Such companies may also have persistent losses during a new product’s transition from development to production, and revenue patterns may be erratic. In addition, health care facility operators may be affected by events and conditions including, among other things, demand for services, the ability of the facility to provide the services required, physicians’ confidence in the facility, management capabilities, competition with other hospitals, efforts by insurers and governmental agencies to limit rates, legislation establishing state rate-setting agencies, expenses, government regulation, the cost and possible unavailability of malpractice insurance and the termination or restriction of governmental financial assistance, including that associated with Medicare, Medicaid and other similar third-party payor programs.

Legislative proposals concerning health care are proposed in Congress from time to time. These proposals span a wide range of topics, including cost and price controls (which might include a freeze on the prices of prescription drugs), national health insurance incentives for competition in the provision of health care services, tax incentives and penalties related to health care insurance premiums and promotion of pre-paid health care plans. We are unable to predict the effect of any of these proposals, if enacted, on the issuers of securities in your trust.

Information Technology Sector. The Technology Revolution Trust II invests significantly in securities of companies in the information technology sector. Information technology companies are generally subject to the risks of rapidly changing technologies; short product life cycles; fierce competition; aggressive pricing; frequent introduction of new or enhanced products; the loss of patent, copyright and trademark protections; cyclical market patterns; evolving industry standards; and frequent new product introductions. Information technology companies may be smaller and less experienced companies, with limited product lines, markets or financial resources. Information technology company stocks may experience extreme price and volume fluctuations that are often unrelated to their operating performance, and may experience significant declines in their share values.

RISKS ASSOCIATED WITH DIGITAL ASSETS AND blockchain; cybersecurity; internet of things; banking, insurance, and investment technology; high-performance compute/artificial intelligence; robotics; AND 5G TECHNOLOGY AND SERVICES. The Technology Revolution Trust II invests in companies that are principally engaged in or that devote material resources to businesses in these areas. Companies in these areas are, in general, subject to many of the same risks associated with information technology companies described above and cybersecurity risks described below. These companies are also subject to risks specific to these emerging technologies.

Digital asset and blockchain companies include digital asset exchanges, companies providing colocation and server hosting for mining or handling digital assets, and manufacturers of equipment or software enabling digital asset mining or blockchain processing.

Digital assets are a relatively new technological innovation and are extremely speculative assets. Digital assets are volatile, may have a lack of liquidity and may be subject to manipulation or fraud. Digital asset markets and related technologies are relatively new and are not regulated in a manner similar to U.S. securities markets and related technologies. Digital assets do not have a standardized exchange, like a stock market. Any future regulatory developments could limit or affect the viability of digital assets and companies involved in digital assets such as digital exchanges, companies providing colocation and server hosting for mining or handling digital assets and manufacturers of equipment or software enabling digital asset mining. These companies may be subject to the risks posed by conflicting intellectual property claims among digital assets and related technologies. Digital asset exchanges may stop operating or permanently shut down due to fraud, theft, disruption, hackers, malware or securities compromises or failures in the underlying blockchain, ledger or other software, among other reasons. Additionally, digital assets and related technologies are subject to the risk of possible manipulation and vulnerabilities surrounding the use of third-party products, which may be subject to technical defects beyond a company’s control. Further, digital assets are not maintained in traditional custodial arrangements, and are instead typically held in “wallets” which are public digital addresses accessible only by “private keys”. If a private key is lost, stolen, damaged, or destroyed, the digital assets attributable to such private key may be lost forever. Digital assets have experienced significant price volatility and may experience significant illiquidity. The value of investments in digital assets could decline rapidly, including to zero, which could negatively impact the value of companies involved in the digital asset ecosystem theme and therefore the trust. Digital assets are not legal tender, their value is not backed by any government, corporation or other identified body, and the value of digital assets is determined by the supply and demand of such digital asset in the global market. The digital asset mining process is energy-intensive and companies involved in aspects of digital asset mining may be adversely impacted by increases in costs and access to energy.

Blockchain technology is a relatively untested technology which operates as a distributed ledger. A distributed ledger does not have a central administrator or centralized data storage. The risks associated with blockchain technology may not emerge until the technology is widely used. Blockchain systems could be vulnerable to fraud, particularly if a significant minority of participants colluded to defraud the rest. Access to a given blockchain requires an individualized key, which, if compromised, could result in loss due to theft, destruction or inaccessibility. There is little regulation of blockchain technology other than the intrinsic public nature of the blockchain system. Any future regulatory developments could affect the viability and expansion of the use of blockchain technology. Because blockchain technology systems may operate across many national boundaries and regulatory jurisdictions, it is possible that blockchain technology may be subject to widespread and inconsistent regulation. Blockchain technology is not a product or service that provides identifiable revenue for companies that implement, or otherwise use it. Therefore, the values of these companies may not be a reflection of their connection to blockchain technology, but may be based on other business operations. Blockchain technology also may never be implemented to a scale that provides identifiable economic benefit to the related companies. There are currently a number of competing blockchain platforms with competing intellectual property claims. The uncertainty inherent in these competing technologies could cause companies to use alternatives to blockchain. Many of these blockchain companies are heavily dependent on intellectual property rights and may be adversely affected by loss or impairment of those rights. There can be no assurance these companies will be able to successfully protect their intellectual property to prevent the misappropriation of their technology, or that competitors will not develop technology that is substantially similar or superior to such companies’ technology. These companies could be negatively impacted by disruptions in service caused by hardware or software failure, or by interruptions or delays in service by third-party data center hosting facilities and maintenance providers.

Cybersecurity companies provide products and services intended to protect the integrity of data and network operations for private and public networks, computers and mobile devices. Like other types of technology and industrials companies, cybersecurity companies are generally subject to the risks of rapidly changing technologies, short product life cycles, fierce competition, aggressive pricing and reduced profit margins, loss of patent, copyright and trademark protections, cyclical market patterns, evolving industry standards and frequent new product introductions. Cybersecurity companies also face heightened risks if their products and services fail or allow a breach of security as the impact of such a breach could be catastrophic. Such a failure could result in significant liabilities and/or reputational damage that could jeopardize the future of the company. These companies may also be smaller and less experienced companies, with limited product lines, markets, qualified personnel or financial resources. Negative performance by a company’s other business operations may have a negative effect on a company’s stock performance, even in situations in which they are deriving positive results from their cybersecurity business.

Internet of things companies may have limited product lines, markets, financial resources or personnel. These companies typically face intense competition and potentially rapid product obsolescence. In addition, many Internet of Things companies store sensitive consumer information and could be the target of cybersecurity attacks and other types of theft, which could have a negative impact on these companies. As a result, Internet of Things companies may be adversely impacted by government regulations, and may be subject to additional regulatory oversight with regard to privacy concerns and cybersecurity risk. These companies are also heavily dependent on intellectual property rights and may be adversely affected by loss or impairment of those rights. Internet of Things companies could be negatively impacted by disruptions in service caused by hardware or software failure, or by interruptions or delays in service by third-party data center hosting facilities and maintenance providers. Internet of Things companies, especially smaller companies, tend to be more volatile than companies that do not rely heavily on technology.

Banking, insurance and investment technology companies typically face intense competition and potentially rapid product obsolescence. In addition, many of these companies store sensitive consumer information and could be the target of cybersecurity attacks and other types of theft, which could have a negative impact on these companies. Many banking, insurance, and investment technology companies currently operate under less regulatory scrutiny than traditional financial services companies and banks, but there is significant risk that regulatory oversight could increase in the future. Higher levels of regulation could increase costs and adversely impact the current business models of some banking, insurance, and investment technology companies. These companies could be negatively impacted by disruptions in service caused by hardware or software failure, or by interruptions or delays in service by third-party data center hosting facilities and maintenance providers. Banking, insurance, and investment technology companies involved in alternative currencies may face slow adoption rates and be subject to higher levels of regulatory scrutiny in the future, which could severely impact the viability of these companies. Companies in this sector, especially smaller companies, tend to be more volatile than companies that do not rely heavily on technology. Companies in this segment face risks associated with developments in financial markets, interest rates, cost of capital funds, credit losses and the impacts of existing and changing government regulations. These companies may have significant exposure to consumers and businesses (especially small businesses) in the form of loans and other financial products or services.

Companies in this segment typically face intense competition and potentially rapid product obsolescence. In addition, many of these companies store sensitive consumer information and could be the target of cybersecurity attacks and other types of theft, which could have a negative impact on these companies. Companies like non-bank lenders and other non-traditional participants in this segment currently operate under less regulatory scrutiny than traditional financial services companies, but there is significant risk that regulatory oversight could increase in the future. Higher levels of regulation could increase costs and adversely impact the current business models of some of these companies. These companies could be negatively impacted by disruptions in service caused by hardware or software failure, or by interruptions or delays in service by third-party data center hosting facilities and maintenance providers. Companies in this segment may own or operate companies in the financials sector and be exposed to the risks associated to that sector. See the general risks of companies in the financials sector under “Risk Considerations—Concentration Risk—Financials Sector”.

High performance compute/artificial intelligence companies may have limited product lines, markets, financial resources or personnel. These companies typically face intense competition and potentially rapid product obsolescence. These companies are also heavily dependent on intellectual property rights and may be adversely affected by loss or impairment of those rights. There can be no assurance these companies will be able to successfully protect their intellectual property to prevent the misappropriation of their technology, or that competitors will not develop technology that is substantially similar or superior to such companies’ technology. High performance compute and artificial intelligence companies typically engage in significant amounts of spending on research and development, and there is no guarantee that the products or services produced by these companies will be successful.

Robotics companies may have limited product lines, markets, financial resources or personnel. These companies typically face intense competition and potentially rapid product obsolescence and are subject to changes in business cycles, world economic growth, technological progress and government regulation risks. These companies are also heavily dependent on intellectual property rights, and challenges to or misappropriation of such rights could have a material adverse effect on such companies. There can be no assurance these companies will be able to successfully protect their intellectual property to prevent the misappropriation of their technology, or that competitors will not develop technology that is substantially similar or superior to such companies’ technology. Securities of robotics companies tend to be more volatile than securities that rely less heavily on technology. Robotics companies typically engage in significant amounts of spending on research and development, and there is no guarantee that the products or services produced by these companies will be successful.

5G technology and services companies make equipment and/or software that enables 5G communications, as well as companies that provide 5G services. 5G technology is a new technology and the versatility of the communication network has not been fully explored. The corresponding risks may not fully emerge until 5G technology is widely used. Companies across a variety of industries, though primarily in the information technology sector, may utilize, service or implement 5G technology, and the economic performance of certain companies may not be significantly tied to 5G technology. 5G technology faces risks associated with the implementation of the technology and is also vulnerable to new and changing government regulation. Currently, 5G technology requires more towers that are closer to users versus 4G technology, which has created negative publicity and health concerns, prompting political and ethical pushback. 5G technology is also subject to risks associated with security and privacy protection.

CYBERSECURITY RISK. Your trust may invest in securities of companies that are subject to risks associated with cybersecurity. Use of technology, including internet technology, subjects companies to a greater risk of a cybersecurity attacks designed to gain unauthorized access to digital systems. This subjects assets and sensitive information to the risk of unauthorized access and use, corruption and internal operational disruption. Cybersecurity incidents can also happen unintentionally where a person within a company unintentionally releases proprietary or confidential information. Such events could cause a company to incur regulatory penalties, reputational damage, additional compliance costs associated with corrective measures and/or financial loss which could adversely impact the value of their securities and your trust.

LINE OF BUSINESS RISK. Some of the companies in which the Technology Revolution Trust II invests are engaged in other lines of business unrelated to their Syntax-defined segments and these lines of business could adversely affect their operating results. There can be no assurance that the other lines of business in which these companies are engaged will not have an adverse effect on a company’s business or financial condition.

NEW INDEX RISK. The Syntax US Medical Innovation Index and the Syntax North America Technology Revolution Index are new indices with limited performance histories. There can be no assurance that these indices will perform consistently with expectations and there is uncertainty about how these indices may operation in various market conditions. Negative index performance may negatively impact the performance of your trust.

FOREIGN ISSUER RISK. An investment in securities of foreign issuers involves certain risks that are different in some respects from an investment in securities of domestic issuers. These include risks associated with future political and economic developments, international trade conditions, foreign withholding taxes, liquidity concerns, currency fluctuations, volatility, restrictions on foreign investments and exchange of securities, potential for expropriation of assets, confiscatory taxation, difficulty in obtaining or enforcing a court judgment, potential inability to collect when a company goes bankrupt and economic, political or social instability. Moreover, individual foreign economies may differ favorably or unfavorably from the U.S. economy for reasons including differences in growth of gross domestic product, rates of inflation, capital reinvestment, resources, self-sufficiency and balance of payments positions. There may be less publicly available information about a foreign issuer than is available from a domestic issuer as a result of different accounting, auditing and financial reporting standards. Some foreign markets are less liquid than U.S. markets which could cause securities to be bought at a higher price or sold at a lower price than would be the case in a highly liquid market.

Securities of certain foreign issuers may be denominated or quoted in currencies other than the U.S. dollar. Foreign issuers also pay dividends and conduct business in foreign currencies. Many foreign currencies have fluctuated widely in value against the U.S. dollar for various economic and political reasons. Changes in foreign currency exchange rates may affect the value of foreign securities and dividend payments. Generally, when the U.S. dollar rises in value against a foreign currency, a security denominated in that currency loses value because the currency is worth fewer U.S. dollars. Conversely, when the U.S. dollar decreases in value against a foreign currency, a security denominated in that currency gains value because the currency is worth more U.S. dollars. The U.S. dollar value of dividend payments on foreign securities will fluctuate similarly with changes in foreign currency values.

Brokerage and other transaction costs on foreign exchanges are often higher than in the U.S. and there is generally less governmental supervision of exchanges, brokers and issuers in foreign countries. The increased expense of investing in foreign markets may reduce the amount an investor can earn on its investments and typically results in a higher operating expense ratio than investments in only domestic securities. Custody of certain securities may be maintained by a global custody and clearing institution. Settlement and clearance procedures in certain foreign markets differ significantly from those in the U.S. Foreign settlement and clearance procedures and trade regulations also may involve certain risks (such as delays in payment for or delivery of securities) not typically associated with the settlement of domestic securities. Round lot trading requirements exist in certain foreign securities markets which could cause the proportional composition and diversification of the portfolio to vary when your trust buys or sells securities.

Certain foreign securities may be held in the form of American Depositary Receipts (“ADRs”), Global Depositary Receipts (“GDRs”), or other similar receipts. Depositary receipts represent receipts for foreign securities deposited with a custodian (which may include the trustee of your trust). Depository receipts may not be denominated in the same currency as the securities into which they may be converted. ADRs typically trade in the U.S. in U.S. dollars and are registered with the Securities and Exchange Commission. GDRs are similar to ADRs, but GDRs typically trade outside of the U.S. and outside of the country of the issuer in the currency of the country where the GDR trades. Depositary receipts generally involve most of the same types of risks as foreign securities held directly but typically also involve additional expenses associated with the cost of the custodian’s services. Some depositary receipts may experience less liquidity than the underlying securities traded in their home market. Certain depositary receipts are unsponsored (i.e. issued without the participation or involvement of the issuer of the underlying security). The issuers of unsponsored depositary receipts are not obligated to disclose information that may be considered material in the U.S. Therefore, there may be less information available regarding these issuers which can impact the relationship between certain information impacting a security and the market value of the depositary receipts.

EMERGING MARKETS. Your trust may invest in certain securities issued by entities located in emerging markets. Emerging markets are generally defined as countries in the initial states of their industrialization cycles with low per capita income. The markets of emerging markets countries are generally more volatile than the markets of developed countries with more mature economies. Emerging market companies are also subject to a greater risk of market closure or manipulation, less liquidity, limited reliable access to capital and exchange delistings. Differences in applicable regulatory, accounting, auditing and financial reporting and recordkeeping standards create difficulties in evaluating emerging market companies due to lower quality or less available financial information. Additionally, the rights and remedies available to investors in emerging market securities may be more limited than those available for investments in more developed markets. All of the risks of investing in foreign securities described above are heightened by investing in emerging markets countries. The limitations associated with investments in emerging market companies could impact your trust’s ability to achieve its investment objective.

SMALL AND MID-SIZE COMPANIES. Your trust may invest in stocks issued by small and mid-size companies. The share prices of these companies are often more volatile than those of larger companies as a result of several factors common to many such issuers, including limited trading volumes, products or financial resources, management inexperience and less publicly available information.

LIQUIDITY RISK. Liquidity risk is the risk that the value of a security will fall if trading in the security is limited or absent. No one can guarantee that a liquid trading market will exist for any security.

LEGISLATION/LITIGATION. From time to time, various legislative initiatives are proposed in the United States and abroad which may have a negative impact on certain of the securities held by your trust. In addition, litigation regarding any of the issuers of the securities or of the industries represented by these issuers may negatively impact the share prices of these securities. No one can predict what impact any pending or threatened litigation will have on the share prices of the securities.

SELECTION RISK. Selection risk is the risk that the securities selected for inclusion in your trust will underperform the markets, relevant indices or the securities selected by other funds with similar investment objectives and investment strategies. This means you may lose money or earn less than other comparable investments.

UNMANAGED PORTFOLIO. Your trust is a unit investment trust and is not an actively managed fund. Unlike a managed investment company in which there may be frequent changes in the portfolio of securities based upon economic, financial and market analyses, your trust’s portfolio will remain relatively fixed and is not subject to such frequent changes based upon continuous analysis. Your trust will generally sell securities: to pay expenses, in limited circumstances to protect your trust, to take actions in response to corporation actions and other events impacting the portfolio securities, to make required distributions or avoid imposition of taxes on your trust or as permitted by the trust agreement. Since your trust will not sell securities in response to ordinary market fluctuations, the amount realized upon the sale of portfolio securities may not be the highest price attained by an individual security during the life of your trust.

NO FDIC GUARANTEE. An investment in your trust is not a deposit of any bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

PUBLIC OFFERING

OFFERING PRICE. Units of your trust are offered at the public offering price. The public offering price per unit is equal to the net asset value per unit plus organization costs plus the applicable sales charge described in this prospectus. The “net asset value per unit” is the value of the securities, cash and other assets in your trust reduced by the liabilities of your trust divided by the total units outstanding. The public offering price of units is sometimes referred to as the “offer price” or “purchase price.” Unit prices are available at www.smarttrustuit.com or through your financial professional.

The offer price will be effective for all orders received prior to the close of regular trading on the New York Stock Exchange (normally 4:00 p.m. Eastern time), provided that on the first day units are sold the unit price will be computed as of the time the registration statement filed with the Securities and Exchange Commission becomes effective, if later. If the sponsor receives your order prior to the close of regular trading on the New York Stock Exchange, or authorized financial professionals receive your order prior to that time, then in most instances you will receive the price computed on the date of receipt. If the sponsor receives your order after the close of regular trading on the New York Stock Exchange, or if authorized financial professionals receive your order after that time, then in most instances you will receive the price computed on the date of the next determined offer price provided that your order is received in a timely manner on that date. It is the responsibility of the authorized financial professional to transmit the orders that they receive to the sponsor in a timely manner. Certain broker-dealers may charge a transaction or other fee for processing unit purchase orders.

The minimum purchase is generally 100 units for individual purchasers and for purchases by certain custodial accounts or Individual Retirement Accounts, self-employed retirement plans, pension funds and other tax-deferred retirement plans. The minimum purchase requirements are subject to waiver and may vary by selling firm.

VALUE OF SECURITIES. The trustee determines the value of the securities as of the close of regular trading on the New York Stock Exchange on each day that exchange is open. The trustee generally determines the value of securities using the closing sale price for securities traded on a national or foreign securities exchange. In some cases the trustee will price a security based on the last asked or bid price in the over-the-counter market or by using other recognized pricing methods. The trustee will only do this if a security is not principally traded on a national or foreign securities exchange or if current market quotes are unavailable or inappropriate.

The trustee determined the initial prices of the securities shown under “Portfolio of Investments” for your trust as described above at the close of regular trading on the New York Stock Exchange on the business day before the date of this prospectus. On the first day units are sold, the trustee will value the securities as of the close of regular trading on the New York Stock Exchange or the time the registration statement filed with the Securities and Exchange Commission becomes effective, if later.

ORGANIZATION COSTS. During the initial offering period, part of the value of the securities represents an amount that will pay the costs of creating your trust. These costs include the costs of preparing the registration statement and legal documents, federal and state registration fees, the portfolio consultant’s security selection fee (if applicable), any one-time license fee (if applicable), the initial fees and expenses of the trustee and the initial audit. Your trust will sell securities to reimburse the sponsor for these costs at the end of the initial offering period or after six months, if earlier. The value of the units will decline when your trust pays these costs.

SALES CHARGE. You pay a fee in connection with purchasing units. This is referred to as the “transactional sales charge.” The transactional sales charge has both an initial and a deferred component and equals 2.25% of the public offering price per unit based on a $10 public offering price per unit. This percentage amount of the transactional sales charge is based on the unit price on the initial date of deposit. The transactional sales charge equals the difference between the total sales charge and the creation and development fee. As a result, the percentage and dollar amount of the transactional sales charge will vary as the public offering price per unit varies. The transactional sales charge does not include the creation and development fee which is described in more detail under “Trust Expenses and Charges” for your trust.

The maximum total sales charge equals 2.75% of the public offering price per unit at the time of purchase. You pay the initial sales charge, if any, at the time you buy units. The initial sales charge is the difference between the total sales charge percentage (maximum of 2.75% of the public offering price per unit) and the sum of the remaining fixed dollar deferred sales charge and the total fixed dollar creation and development fee. The initial sales charge will be approximately 0.00% of the public offering price per unit on a $10 public offering price per unit. If the public offering price per unit exceeds $10, you will be charged an initial sales charge equal to the difference between the maximum sales charge percentage (maximum of 2.75% of the public offering price per unit) and the sum of the remaining fixed dollar deferred sales charge and total fixed dollar creation and development fee. The deferred sales charge is fixed at $0.225 per unit. Your trust pays the deferred sales charge in equal monthly installments as described in the “Fee Table” for your trust. If you redeem or sell units prior to collection of the total deferred sales charge, you will pay any remaining deferred sales charge upon redemption or sale of units. The creation and development fee is fixed at $0.05 per unit and is paid at the end of the initial offering period. If you redeem or sell units prior to the end of the initial offering period, you will not pay the remaining creation and development fee. Because the deferred sales charge and creation and development fee are fixed dollar amounts per unit, the actual charges will exceed the percentages shown in the “Fee Table” for your trust if the public offering price per unit falls below $10 and will be less than the percentages shown in the “Fee Table” for your trust if the public offering price per unit exceeds $10. In no event will the total sales charge exceed 2.75% of the public offering price per unit.

Since the deferred sales charge and creation and development fee are fixed dollar amounts per unit, your trust must charge these amounts per unit regardless of any decrease in net asset value. However, if the public offering price per unit falls to the extent that the maximum sales charge percentage results in a dollar amount that is less than the combined fixed dollar amounts of the deferred sales charge and creation and development fee, your initial sales charge will be a credit equal to the amount by which these fixed dollar charges exceed the sales charge at the time you buy units. In such a situation, the value of securities per unit would exceed the public offering price per unit by the amount of the initial sales charge credit and the value of those securities will fluctuate, which could result in a benefit or detriment to unitholders that purchase units at that price. The initial sales charge credit is paid by the sponsor and is not paid by your trust. The “Fee Table” for your trust shows the sales charge calculation at a $10 public offering price per unit and the following examples illustrate the sales charge at prices below and above $10. If the public offering price per unit fell to $9, the maximum sales charge would be $0.2475 (2.75% of the public offering price per unit), which consists of an initial sales charge of -$0.0275, a deferred sales charge of $0.225 and a creation and development fee of $0.05. If the public offering price per unit rose to $11, the maximum sales charge would be $0.3025 (2.75% of the public offering price per unit), consisting of an initial sales charge of $0.0275, a deferred sales charge of $0.225 and a creation and development fee of $0.05. The actual sales charge that may be paid by an investor may differ slightly from the sales charges shown herein due to rounding that occurs in the calculation of the public offering price and in the number of units purchased.

If you purchase units after the last deferred sales charge payment has been assessed, the secondary market sales charge is equal to 2.75% of the public offering price and does not include deferred payments.

DISCOUNTS. There are a variety of ways for you to reduce the sales charge you pay. It is your financial professional’s responsibility to alert the sponsor of any sales charge discount when you order units. Except as expressly provided herein, you may not combine discounts. Since the deferred sales charge and the creation and development fee are fixed dollar amounts per unit, your trust must charge these fees per unit regardless of any discounts. However, if you are eligible to receive a discount such that your total sales charge is less than the fixed dollar amounts of the deferred sales charge and the creation and development fee, the sponsor will credit you the difference between your total sales charge and these fixed dollar fees at the time you buy units.

Employee Discount. A portion of the sales charge is waived for purchases by officers, directors and employees (and immediate family members) of the sponsor and its affiliates and dealers and their affiliates, other than Morgan Stanley, whose discounts are described below. Immediate family members include spouses, children or step-children under 21 living in the same household, parents or step-parents, and trustees, custodians or fiduciaries for the benefit of such persons. These purchases may be made at the public offering price per unit less the applicable dealer concession. These discounts apply during the initial offering period and in the secondary market. All employee discounts are subject to the policies of the related selling firm. Only officers, directors and employees of companies that allow their employees to participate in this employee discount program are eligible for the discounts.

A portion of the sales charge is also waived for purchases by employees (including employee-related accounts according to Morgan Stanley’s account linking rules) of Morgan Stanley and its affiliates who purchase units through a Morgan Stanley Wealth Management brokerage account. These purchases may be made at the public offering price per unit less the applicable dealer concession. These discounts apply during the initial offering period and in the secondary market. This employee discount is subject to the policies of Morgan Stanley.

Fee Accounts. Investors may purchase units through registered investment advisers, certified financial planners or registered broker-dealers who in each case either charge investor accounts (“Fee Accounts”) periodic fees for brokerage services, financial planning, investment advisory or asset management services, or provide such services in connection with an investment account for which a comprehensive “wrap fee” charge (“Wrap Fee”) is imposed. You should consult your financial advisor to determine whether you can benefit from these accounts. To purchase units in these Fee Accounts, your financial advisor must purchase units designated with one of the Fee Based CUSIP Numbers set forth under “Essential Information” for your trust, if available. Please contact your financial advisor for more information. If units of your trust are purchased for a Fee Account and the units are subject to a Wrap Fee in such Fee Account (i.e., your trust is “Wrap Fee Eligible”) then investors may be eligible to purchase units of your trust in these Fee Accounts that are not subject to the transactional sales charge but will be subject to the creation and development fee that is retained by the sponsor. For example, this table illustrates the sales charge you will pay as a percentage of the initial $10 public offering price per unit (the percentage will vary with the unit price).

Initial sales charge	0.00%
Deferred sales charge	0.00%
Transactional sales charge	0.00%
Creation and development fee	0.50%
Total sales charge	0.50%

This discount applies only during the initial offering period. Certain Fee Account investors may be assessed transaction or other fees on the purchase and/or redemption of units by their broker-dealer or other processing organizations for providing certain transaction or account activities. The sponsor reserves the right to limit or deny purchases of units in Fee Accounts by investors or selling firms whose frequent trading activity is determined to be detrimental to your trust.

Certain Self-Directed Brokerage Platforms. Purchases of units through E*TRADE and/or any other Morgan Stanley self-directed brokerage platform will be executed at the public offering price less the portion of the transactional sales charge that would be paid to distribution firms. Such purchases are subject to the creation and development fee that is retained by the sponsor. This discount applies during the initial offering period and in the secondary market.

DISTRIBUTION OF UNITS. Units will be distributed to the public at the public offering price by the sponsor and through broker-dealers and other selling firms. The sponsor generally qualifies units for sale in various states in the United States. The sponsor does not register units for sale in any foreign country. This prospectus does not constitute an offer of units in any state or country where units cannot be offered or sold lawfully. The sponsor may reject any order for units in whole or in part.

The sponsor compensates broker-dealers and other selling firms when they sell units. This compensation includes the broker-dealer concessions or agency commissions described in the table below and other compensation described in this section. Any sales charge discount is borne by the broker-dealer or selling firm out of the dealer concession unless provided otherwise below. The broker-dealer concession or agency commission for initial offering period transactions is 2.00% of the public offering price per unit.

No dealer concession is paid to broker-dealers or other selling firms in connection with unit sales in Fee Accounts subject to a Wrap Fee that are eligible to receive the “Fee Account” sales charge discount described in this prospectus. The broker-dealer concession or agency commission for secondary market sales is 2.00% of the public offering price per unit, provided however that any sales charge discount is borne by the broker-dealer or selling firm out of the dealer concession for transactions in the secondary market. The sponsor reserves the right to change the amount of concessions or agency commissions from time to time.

In addition to the concessions set forth above, broker-dealers and other selling firms will be eligible to receive additional compensation for volume sales of eligible units of certain Hennion & Walsh-sponsored unit investment trusts.

The additional concession in a calendar month is based on total initial offering period sales of eligible trusts during the 12-month period through the end of the preceding calendar month as set forth in the following table:

Initial Offering Period Sales In Preceding 12 Months	Volume Concession
$25,000,000 but less than $100,000,000	0.035%
$100,000,000 but less than $150,000,000	0.050
$150,000,000 but less than $250,000,000	0.075
$250,000,000 but less than $1,000,000,000	0.100
$1,000,000,000 but less than $5,000,000,000	0.125
$5,000,000,000 but less than $7,500,000,000	0.150
$7,500,000,000 or greater	0.175

This volume concession will be paid on units of eligible Hennion & Walsh-sponsored trusts sold in the initial offering period. For a trust to be eligible for this additional volume concession, your trust’s prospectus must include disclosure related to this additional concession; a trust is not eligible for this additional volume concession if the prospectus for such trust does not include disclosure related to this additional volume concession. There will be no additional volume concessions on the sale of units which are not subject to a transactional sales charge. However, such sales will be included in determining whether a firm has met the sales level breakpoints for volume concessions, subject to the policies and instructions of the related selling firm. Eligible broker dealers and other selling firms include clearing firms that place orders with the sponsor and provide the sponsor with information with respect to the representatives who initiated such transactions. Eligible broker-dealers and other selling firms will not include firms that solely provide clearing services to other broker-dealer firms or firms who place orders through clearing firms that are eligible dealers. Redemptions of units during the initial offering period will reduce the amount of units used to calculate the additional volume concessions. Secondary market sales of all units are excluded for purposes of these additional volume concessions. The sponsor will pay these amounts out of its own assets within a reasonable time following each calendar quarter.

Some broker-dealers and other selling firms may limit the compensation they or their representatives receive in connection with unit sales. As a result, certain broker-dealers and other selling firms may waive or refuse payment of all or a portion of the regular concession or agency commission and/or volume concession described above and instruct the sponsor to retain such amounts rather than pay or allow the amounts to such firm.

The sponsor may provide, at its own expense and out of its own profits, additional compensation and benefits to broker-dealers and selling firms that sell units of your trust and the sponsor’s other products. This compensation is intended to result in additional sales of the sponsor’s products and/or compensate broker-dealers, selling firms and financial advisors for past sales. A number of factors are considered in determining whether to pay these additional amounts. Such factors may include, but are not limited to, the level or type of services provided by the intermediary, the level or expected level of sales of our products by the intermediary or its agents, the placing of the sponsor’s products on a preferred or recommended product list and access to an intermediary’s personnel. The sponsor may make these payments for marketing, promotional or related expenses, including, but not limited to, expenses of entertaining retail customers and financial advisors, advertising, sponsorship of events or seminars, obtaining information about the breakdown of unit sales among an intermediary’s representatives or offices, obtaining shelf space in intermediary firms and similar activities designed to promote the sale of the sponsor’s products. The sponsor may make such payments to a substantial majority of intermediaries that sell its products. The sponsor may also make certain payments to, or on behalf of, intermediaries to defray a portion of their costs incurred for the purpose of facilitating unit sales, such as the costs of developing or purchasing trading systems to process unit trades. Payments of such additional compensation described in this paragraph and the volume concessions described above, some of which may be characterized as “revenue sharing,” may create an incentive for financial intermediaries and their agents to sell or recommend the sponsor’s products, including your trust, over other products. These arrangements will not change the price you pay for your units.

The sponsor may gain or lose money when it holds units in the primary or secondary market due to fluctuations in unit prices. The gain or loss is equal to the difference between the price the sponsor pays for units and the price at which it sells or redeems them. The sponsor may also gain or lose money when it deposits securities to create units. The amount of the sponsor’s profit or loss on the initial deposit of securities into your trust is shown in the “Notes to Portfolio of Investments” for your trust. The trustee may utilize the services of the sponsor for the purchase or sale of all or a portion of the portfolio securities in your trust and the sponsor may receive brokerage commissions from your trust in connection with these transaction in accordance with applicable law.

REDEMPTION AND SALE OF UNITS

You may sell or redeem units on any business day the New York Stock Exchange is open through your financial professional or the trustee. The sale and redemption price of units is equal to the net asset value per unit, provided that you will not pay any remaining creation and fee and organization costs if you sell or redeem units during the initial offering period. The sale and redemption price is sometimes referred to as the “liquidation price.” You may pay any remaining deferred sales charge when you sell or redeem units. Certain broker-dealers may charge a transaction or other fee for processing unit redemptions.

SALES OF UNITS. The sponsor intends to repurchase units from unitholders throughout the life of your trust at the current net asset value of the units, provided that you will not pay any remaining creation and fee and organization costs if you sell units during the initial offering period. The sponsor may resell repurchased units to other investors at the public offering price or redeem them for the redemption price. The sponsor’s secondary market repurchase price is the same as the redemption price. Certain broker-dealers might also maintain a secondary market in units. You should contact your financial professional for current repurchase prices to determine the best price available. The sponsor is not obligated to maintain a market and may stop doing so without prior notice for any reason. If a market is not maintained, you will be able to redeem units with the trustee at the same price as the sponsor’s repurchase price. If you sell units prior to the collection of the entire deferred sales charge, you will be assessed the amount of the remaining deferred sales charge at the time of sale.

REDEMPTION OF UNITS. You may also redeem units directly with the trustee on any day the New York Stock Exchange is open. The redemption price that you will receive for units is equal to the net asset value per unit, provided that you will not pay any remaining creation and development fee or organization costs if you redeem units during the initial offering period. You will pay any remaining deferred sales charge at the time you redeem units. You will receive the net asset value for a particular day if the trustee receives your completed redemption request prior to the close of regular trading on the New York Stock Exchange. Redemption requests received by authorized financial professionals prior to the close of regular trading on the New York Stock Exchange are priced based on the date of receipt in most instances. Redemption requests received by the trustee after the close of regular trading on the New York Stock Exchange, or redemption requests received by authorized financial professionals after that time, are priced based on the date of the next determined redemption price provided they are received in a timely manner by the trustee on such date. It is the responsibility of authorized financial professionals to transmit redemption requests received by them to the trustee so they will be received in a timely manner. If your request is not received in a timely manner or is incomplete in any way, you will receive the next net asset value computed after the trustee receives your completed request.

If you redeem units, the trustee will generally send you a payment for units no later than seven days after it receives all necessary documentation (this will usually only take one business day). The only time the trustee can delay your payment is if the New York Stock Exchange is closed (other than weekends or holidays), the Securities and Exchange Commission determines that trading on that exchange is restricted or an emergency exists making sale or evaluation of the securities not reasonably practicable, and for any other period that the Securities and Exchange Commission permits.

You can request an in-kind distribution of the securities underlying units if you tender at least 2,500 units for redemption (or such other amount as required by your financial professional’s firm). This option is generally available only for securities traded and held in the United States. The trustee will make any in-kind distribution of securities by distributing applicable securities in book entry form to the account of your financial professional at The Depository Trust Company. You will receive whole shares of the applicable securities and cash equal to any fractional shares or securities not distributed in-kind. You may not request this option in the last 30 days of your trust’s life. This option may be discontinued upon 60 days notice.

DISTRIBUTIONS

Your trust generally pays distributions of its net investment income along with any excess capital on each distribution date to unitholders of record as of the preceding record date. If your trust is a “grantor trust” for federal tax purposes, your trust will generally only make a distribution if the total cash held for distribution equals at least 0.1% of your trust’s net asset value as determined under the trust agreement. The record and distribution dates and tax status are shown in the “Essential Information” for your trust. An investor becomes a unitholder of record on the settlement date of the unit purchase (generally one business day following the purchase date). You may elect to either reinvest your distribution proceeds in additional units of your trust (as described below) or receive distributions in cash. In some cases, your trust might pay a special distribution if it holds an excessive amount of cash pending distribution. For example, this could happen as a result of a merger or similar transaction involving a company whose stock is in your trust portfolio. In addition, if your trust is structured as a “regulated investment company” for federal tax purposes, it will generally make required distributions or distributions to avoid the imposition of tax at the end of each year.

The issuers in your trust’s portfolio make dividend payments at various times during the year. When your trust receives dividends from issuers, the trustee credits the dividends to your trust’s accounts. Because your trust does not necessarily receive dividends or income payments from the issuers at a constant rate throughout the year, your trust’s income distributions to unitholders will fluctuate. The amount of your distributions will also vary from time to time as companies change their dividends, securities are liquidated from the portfolio or trust expenses change.

Distributions may be reinvested into additional units of your trust by participating in your trust’s reinvestment option. In order to participate in the reinvestment option, investors should purchase units with a “Reinvestment” CUSIP number set forth in the “Essential Information” for your trust. You may also make or change your reinvestment election by contacting your financial professional or the trustee at least 10 days before the next applicable record date. This reinvestment option may be subject to availability or limitation by the broker-dealer or selling firm. In certain circumstances, broker-dealers may suspend or terminate the offering of a reinvestment option at any time. Once you have elected to participate in the reinvestment option, each distribution of income or principal on the participant’s units will be automatically applied by the trustee to purchase additional units of your trust. The sponsor reserves the right to modify or terminate the reinvestment plan at any time without prior notice. Distributions on units may be reinvested by participating in your trust’s reinvestment plan. Units acquired by reinvestment are not subject to a sales charge as described in “Public Offering.”

TRUST ADMINISTRATION

PORTFOLIO ADMINISTRATION. Your trust is a unit investment trust and is not an actively managed fund. Unlike a managed fund, your trust’s portfolio will remain relatively fixed. Your trust will generally sell securities: to pay expenses, to issue additional units or redeem units, in limited circumstances to protect your trust, to take actions in response to corporation actions and other events impacting the portfolio securities, to make required distributions or avoid imposition of taxes on your trust or as permitted by the trust agreement.

When your trust sells securities, the composition and diversification of the securities in the portfolio may be altered. If a public tender offer has been made for a security or a merger, acquisition or similar transaction has been announced affecting a security, the sponsor may direct the trustee to sell the security or accept a tender offer if the supervisor determines that the action is in the best interest of unitholders. The trustee will distribute any cash proceeds to unitholders unless it is used to pay expenses or unit redemptions. If an offer by the issuer of any of the portfolio securities or any other party is made to issue new securities, or to exchange securities, for trust portfolio securities, the trustee will reject the offer unless your trust is a “regulated investment company” for tax purposes (see “Essential Information — Tax Structure” for your trust in this prospectus). If your trust is a “regulated investment company” for tax purposes and an offer by the issuer of any portfolio securities or any other party is made to issue new securities, or to exchange securities, for trust portfolio securities, the trustee may either vote for or against, or accept or reject, any offer for new or exchanged securities or property in exchange for a trust portfolio security at the direction of the sponsor. If any such issuance, exchange or substitution occurs (regardless of any action or rejection by your trust), any securities and/or property received will be deposited into your trust and will be promptly sold by the trustee pursuant to the sponsor’s direction, unless the sponsor advises the trustee to keep such securities or property. In determining whether to dispose of or hold portfolio securities, new securities or property, the sponsor may be advised by your trust’s portfolio supervisor. If any contract for the purchase of securities fails, the sponsor will refund the cash and sales charge attributable to the failed contract to unitholders on or before the next distribution date unless substantially all of the moneys held to cover the purchase are reinvested in substitute securities in accordance with your trust agreement. If your trust is a “regulated investment company” for tax purposes, the sponsor may direct the reinvestment of security sale proceeds if the sale is the direct result of serious adverse credit factors which, in the opinion of the sponsor, would make retention of the securities detrimental to such trusts. In such a case, the sponsor may, but is not obligated to, direct the reinvestment of sale proceeds in any other securities that meet the criteria for inclusion in your trust on the initial date of deposit. The sponsor may also instruct the trustee to take action necessary to ensure that the portfolio continues to satisfy the qualifications of a “regulated investment company” for tax purposes.

The size of your trust will increase as units are sold and your trust will acquire additional portfolio securities. When additional units are created, the existing portfolio will be replicated to the extent practicable. When your trust buys securities, it may pay brokerage or other acquisition fees. You could experience a dilution of your investment because of these fees and fluctuations in security prices between the time units are created and the time your trust buys the securities. When your trust buys or sells securities, it may place orders with and pay brokerage commissions to certain directed brokers that sell units or are affiliated with your trust or the trustee.

REPORTS.  The trustee or your financial professional will make available to you a statement showing income and other receipts of your trust for each distribution. Each year the trustee will also provide an annual report on your trust’s activity and certain tax information accessible through the sponsor’s website at https://www.smarttrust.com and retrievable by CUSIP. You may also request a copy of the annual report to be sent to you by calling the sponsor at (800)-428-8890. You can request copies of security evaluations to enable you to complete your tax forms and audited financial statements for your trust, if available.

AMENDING THE TRUST AGREEMENT.  The sponsor and the trustee can change the trust agreement without your consent to correct any provision that may be defective or to make other provisions that will not materially adversely affect your interest (as determined by the sponsor and the trustee). The sponsor and trustee cannot change the trust agreement to reduce your interest in your trust without your consent. Investors owning two-thirds of the units in your trust may vote to change the trust agreement.

TRUST TERMINATION. Your trust will terminate on the mandatory termination date set forth under “Essential Information” for your trust. The trustee may terminate your trust early if the value of your trust is less than 40% of the original value of the securities in your trust at the time of deposit. At this size, the expenses of your trust may create an undue burden on your investment. Investors owning 100% of the units in your trust may also vote to terminate your trust early. The trustee will liquidate your trust in the event that a sufficient number of units not yet sold to the public are tendered for redemption so that the net worth of your trust would be reduced to less than 40% of the value of the securities at the time they were deposited in your trust. If this happens, the sponsor and your financial professional will refund any sales charge that you paid.

The trustee will notify you of any termination and sell any remaining securities. The trustee will send your final distribution to you within a reasonable time following liquidation of all the securities after deducting final expenses. Your termination distribution may be less than the price you originally paid for your units. When your trust terminates, you may be able to roll your investment into a subsequent series of your trust as described under “Rollover” below.

ROLLOVER. The sponsor may offer a subsequent series of your trust when your trust offered in this prospectus terminates. In this case, when your trust terminates you will have the option to (1) participate in a rollover and have your units reinvested into a subsequent trust series through a rollover as described in this section, if available, or (2) receive a cash distribution as described above under “Trust Termination.”

If you elect to participate in a rollover, your units will be redeemed on your trust’s termination date. As the redemption proceeds become available, the proceeds (including dividends) will be invested in a new trust series, if available, at the applicable public offering price for the new trust. The trustee will attempt to sell securities to satisfy the redemption as quickly as practicable on the termination date. The sponsor does not anticipate that the sale period will be longer than one day, however, certain factors could affect the ability to sell the securities and could impact the length of the sale period. The liquidity of any security depends on the daily trading volume of the security and the amount available for redemption and reinvestment on any day.

The sponsor intends to make subsequent trust series available for sale at various times during the year. Of course, the sponsor cannot guarantee that a subsequent trust or sufficient units will be available or that any subsequent trusts will offer the same investment strategies or objectives as your current trust. The sponsor cannot guarantee that a rollover will avoid any negative market price consequences resulting from trading large volumes of securities. Market price trends may make it advantageous to sell or buy securities more quickly or more slowly than permitted by your trust’s procedures. The sponsor may, in its sole discretion, modify a rollover or stop creating units of a trust at any time regardless of whether all proceeds of unitholders have been reinvested in a rollover. The sponsor may decide not to offer the rollover option upon 60 days notice. Cash which has not been reinvested in a rollover will be distributed to unitholders shortly after the termination date. Rollover participants may receive taxable dividends or realize taxable capital gains which are reinvested in connection with a rollover but may not be entitled to a deduction for capital losses due to the “wash sale” tax rules. Due to the reinvestment in a subsequent trust, no cash will be distributed to pay any taxes. See “Taxes.”

THE SPONSOR. The sponsor is Hennion & Walsh, Inc., a New Jersey corporation. The sponsor is a full service broker-dealer, registered under the Securities Exchange Act of 1934. The sponsor was established in 1989 and is a member of the Financial Industry Regulatory Authority, Inc. and the Securities Investor Protection Corporation. The sponsor maintains its principal business office in Parsippany, New Jersey. If the sponsor fails to or cannot perform its duties as sponsor or becomes bankrupt, the trustee may replace the sponsor, continue to operate your trust without a sponsor or terminate your trust. The sponsor may also resign by notifying the trustee.

The sponsor and your trust have adopted a code of ethics requiring the sponsor’s employees who have access to information on trust transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to your trust.

The sponsor or an affiliate may use the list of securities in your trust in its independent capacity (which may include acting as an investment adviser or broker-dealer) and distribute this information to various individuals and entities. The sponsor or an affiliate may recommend or effect transactions in the securities. This may also have an impact on the price your trust pays for the securities and the price received upon unit redemption or trust termination. For example, some or all of the securities in your trust may also be owned by other clients of the sponsor and its affiliates. However, because your trust is not a managed fund or because these clients have differing investment objectives, the sponsor or its affiliates may sell or recommend the sale of certain securities from those accounts in instances where a sale by your trust would not occur or would be impermissible, such as to maximize return by taking advantage of market fluctuations. The sponsor may act as agent or principal in connection with the purchase and sale of securities, including those held by your trust, and may act as a specialist market maker in the securities. The sponsor may also issue reports and make recommendations on the securities in your trust. The sponsor or an affiliate may have participated in a public offering of one or more of the securities in your trust. The sponsor, an affiliate or their employees may have a long or short position in these securities or related securities. An officer, director or employee of the sponsor or an affiliate may be an officer or director for the issuers of the securities.

THE SUPERVISOR. The supervisor is Hennion & Walsh Asset Management, Inc., a New Jersey corporation. The supervisor is an affiliate of the sponsor and is an investment adviser registered with the Securities and Exchange Commission. The sponsor may remove and replace the supervisor in some cases without your consent. The supervisor may also resign by notifying the sponsor and trustee.

THE TRUSTEE. The Bank of New York Mellon is the trustee of your trust with its principal unit investment trust division offices located at 240 Greenwich Street, 22W Floor, New York, NY 10286. You can contact the trustee by calling the telephone number on the back cover of this prospectus or by writing to its unit investment trust office. The sponsor may remove and replace the trustee in some cases without your consent. The trustee may also resign by notifying the sponsor.

TRUST EXPENSES AND CHARGES

Your trust will pay various fees and expenses to conduct its operations. The “Fee Table” for each trust in this prospectus shows the estimated amount of these fees and expenses.

The sponsor will receive a fee from your trust for creating and developing your trust, including determining your trust’s objectives, policies, composition and size, selecting service providers and information services and for providing other similar administrative and ministerial functions. This “creation and development fee” is a charge of $0.05 per unit outstanding at the end of the initial offering period. The trustee will deduct this amount from your trust’s assets as of the close of the initial offering period. The sponsor does not use this fee to pay distribution expenses or as compensation for sales efforts. This fee will not be deducted from proceeds received upon a repurchase, redemption or exchange of units before the close of the initial public offering period.

Your trust will pay a fee to the trustee for its services. The trustee also benefits when it holds cash for your trust in non-interest bearing accounts.

The supervisor will be compensated for providing portfolio supervisory services as well as bookkeeping and other administrative services to your trust. This fee may exceed the actual cost of providing portfolio supervisory, bookkeeping and administrative services for your trust, but at no time will the total amount received for such services rendered to all series of the SmartTrusts in any calendar year exceed the aggregate cost to the portfolio supervisor of supplying such services in such year.

The sponsor may receive brokerage fees when your trust uses it as agent in buying or selling securities. As authorized by the trust indenture, the trustee may employ a subsidiary or affiliate of the trustee to act as broker to execute certain transactions for a trust. Your trust will pay for such services at standard commission rates.

The portfolio supervisor fee for bookkeeping and other administrative services and the trustee’s fee are based on the largest aggregate number of units of your trust outstanding at any time during the period for which the compensation is paid. These fees may be adjusted for inflation without unitholders’ approval, but in no case will the annual fee paid to the sponsor or its affiliates for providing services to all unit investment trusts be more than the actual cost of providing such services in such year.

Your trust will also pay general operating expenses, such as trustee expenses (including legal and auditing expenses), various governmental charges, fees for extraordinary trustee services, costs of taking action to protect your trust, costs of indemnifying the trustee and the sponsor, legal fees and expenses, expenses incurred in contacting you and any applicable license fee for the use of certain service marks, trademarks and/or trade names. Your trust may pay the costs of updating its registration statement each year. The trustee will generally pay trust expenses from distributions received on the securities but in some cases may sell securities to pay trust expenses.

If your trust holds funds, your trust will also indirectly bear the expenses of any funds in your trust portfolio. While your trust will not pay these expenses directly out of its assets, these expenses are shown in your trust’s annual operating expenses in the “Fee Table” for your trust in this prospectus to illustrate the impact of these expenses.

TAXES

REGULATED INVESTMENT COMPANIES. This section summarizes some of the main U.S. federal income tax consequences of owning units of your trust if your trust qualifies as a “regulated investment company” under federal tax laws. The tax structure of your trust is set forth under “Essential Information — Tax Structure” for your trust in this prospectus.

This section is current as of the date of this prospectus. Tax laws and interpretations change frequently, and these summaries do not describe all of the tax consequences to all taxpayers. For example, these summaries generally do not describe your situation if you are a corporation, a non-U.S. person, a broker/dealer, or other investor with special circumstances. In addition, this section does not describe your state, local or non-U.S. tax consequences.

This federal income tax summary is based in part on the advice of counsel to the sponsor. The Internal Revenue Service could disagree with any conclusions set forth in this section. In addition, our counsel was not asked to review, and has not reached a conclusion with respect to the federal income tax treatment of the assets to be deposited in your trust. This may not be sufficient for you to use for the purpose of avoiding penalties under federal tax law.

As with any investment, you should seek advice based on your individual circumstances from your own tax advisor.

TRUST STATUS. Your trust intends to qualify as a “regulated investment company” under the federal tax laws. If your trust qualifies as a regulated investment company and distributes its income as required by the tax law, your trust generally will not pay federal income taxes. If your trust invests in a partnership, an adverse federal income tax audit of that partnership could result in the trust being required to pay federal income tax or pay a deficiency dividend (without having received additional cash).

DISTRIBUTIONS. Trust distributions are generally taxable. After the end of each year, you will receive a tax statement that separates your trust’s distributions into three categories: ordinary income distributions, capital gain dividends and return of capital. Ordinary income distributions are generally taxed at your ordinary tax rate, however, as further discussed below, certain ordinary income distributions received from your trust may be taxed at the capital gains tax rates. Generally, you will treat all capital gain dividends as long-term capital gains regardless of how long you have owned your units. To determine your actual tax liability for your capital gain dividends, you must calculate your total net capital gain or loss for the tax year after considering all of your other taxable transactions, as described below. In addition, your trust may make distributions that represent a return of capital for tax purposes and thus will generally not be taxable to you. A return of capital, although not initially taxable to you, will result in a reduction in the basis in your units and subsequently could result in you having to pay higher taxes in the future when units are sold or redeemed even if you sell or redeem the units at a loss from your original investment. In addition, if the non-dividend distribution exceeds your basis in your units, you will have long-term or short-term gain depending upon your holding period. The tax status of your distributions from your trust is not affected by whether you reinvest your distributions in additional units or receive them in cash. The income from your trust that you must take into account for federal income tax purposes is not reduced by amounts used to pay a deferred sales charge, if any. The tax laws may require you to treat distributions made to you in January as if you had received them on December 31 of the previous year. Income from your trust may also be subject to a 3.8 percent “medicare tax.” This tax generally applies to your net investment income if your adjusted gross income exceeds certain threshold amounts, which are $250,000 in the case of married couples filing joint returns and $200,000 in the case of single individuals.

DIVIDENDS RECEIVED DEDUCTION. A corporation that owns units generally will not be entitled to the dividends received deduction with respect to many dividends received from your trust because the dividends received deduction is generally not available for distributions from regulated investment companies. However, certain ordinary income dividends on units that are attributable to qualifying dividends received by your trust from certain corporations may be reported by the trust as being eligible for the dividends received deduction.

SALE OR REDEMPTION OF UNITS. If you sell or redeem your units, you will generally recognize a taxable gain or loss. To determine the amount of this gain or loss, you must subtract your tax basis in your units from the amount you receive in the transaction. Your tax basis in your units is generally equal to the cost of your units, generally including sales charges. In some cases, however, you may have to adjust your tax basis after you purchase your units.

An election may be available to you to defer recognition of capital gain if you make certain qualifying investments within a limited time. You should talk to your tax advisor about the availability of this deferral election and its requirements.

CAPITAL GAINS AND LOSSES AND CERTAIN ORDINARY INCOME DIVIDENDS. If you are an individual, the maximum marginal stated federal income tax rate for net capital gain is generally 20% (15% or 0% for taxpayers with taxable incomes below certain thresholds). Some capital gains, including some portion of your capital gain dividends, may be taxed at a higher maximum marginal stated federal income tax rate. Some portion of your capital gain dividends may be attributable to the trust’s interest in a master limited partnership which may be subject to a maximum marginal stated federal income tax rate of 28%, rather than the rates set forth above. In addition, capital gain received from assets held for more than one year that is considered “unrecaptured section 1250 gain” (which may be the case, for example, with some capital gains attributable to equity interests in real estate investment trusts that constitute interests in entities treated as real estate investment trusts for federal income tax purposes) is taxed at a maximum marginal stated federal income tax rate of 25%. In the case of capital gain dividends, the determination of which portion of the capital gain dividend, if any, is subject to the 28% tax rate or the 25% tax rate, will be made based on rules prescribed by the United States Treasury. Capital gains may also be subject to the “medicare tax” described above.

An election may be available to you to defer recognition of the gain attributable to a capital gain dividend if you make certain qualifying investments within a limited time. You should talk to your tax advisor about the availability of this deferral election and its requirements.

Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your units to determine your holding period. However, if you receive a capital gain dividend from your trust and sell your unit at a loss after holding it for six months or less, the loss will be recharacterized as long-term capital loss to the extent of the capital gain dividend received. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income. The Internal Revenue Code treats certain capital gains as ordinary income in special situations.

Ordinary income dividends received by an individual unitholder from a regulated investment company such as your trust are generally taxed at the same rates that apply to net capital gain (as discussed above), provided certain holding period requirements are satisfied and provided the dividends are attributable to qualifying dividends received by your trust itself. Distributions with respect to shares in real estate investment trusts are qualifying dividends only in limited circumstances. Your trust will provide notice to its unitholders of the amount of any distribution which may be taken into account as a dividend which is eligible for the capital gains tax rates.

In addition, some portion of the ordinary income dividends on your units that are attributable to dividends received by your trust from shares in real estate investment trusts may be designated by your trust as eligible for a deduction for qualified business income, provided certain holding period requirements are satisfied.

IN KIND DISTRIBUTIONS. Under certain circumstances, as described in this prospectus, you may receive an in-kind distribution of trust securities when you redeem units or when your trust terminates. This distribution will be treated as a sale for federal income tax purposes and you will generally recognize gain or loss, generally based on the value at that time of the securities and the amount of cash received. The Internal Revenue Service could however assert that a loss could not be currently deducted.

ROLLOVERS AND EXCHANGES. If you elect to have your proceeds from your trust rolled over into a future trust, the exchange would generally be considered a sale for federal income tax purposes.

TREATMENT OF TRUST EXPENSES. Expenses incurred and deducted by your trust will generally not be treated as income taxable to you. In some cases, however, you may be required to treat your portion of these trust expenses as income. You may not be able to deduct some or all of these expenses.

FOREIGN TAX CREDIT. If your trust invests in any non-U.S. securities, the tax statement that you receive may include an item showing non-U.S. taxes your trust paid to other countries. In this case, dividends taxed to you will include your share of the taxes your trust paid to other countries. You may be able to deduct or receive a tax credit for your share of these taxes.

INVESTMENTS IN CERTAIN non-U.S. CORPORATIONS. If your trust holds an equity interest in any “passive foreign investment companies” (“PFICs”), which are generally certain non-U.S. corporations that receive at least 75% of their annual gross income from passive sources (such as interest, dividends, certain rents and royalties or capital gains) or that hold at least 50% of their assets in investments producing such passive income, the trust could be subject to U.S. federal income tax and additional interest charges on gains and certain distributions with respect to those equity interests, even if all the income or gain is timely distributed to its unitholders. Your trust will not be able to pass through to its unitholders any credit or deduction for such taxes. Your trust may be able to make an election that could ameliorate these adverse tax consequences. In this case, your trust would recognize as ordinary income any increase in the value of such PFIC shares, and as ordinary loss any decrease in such value to the extent it did not exceed prior increases included in income. Under this election, your trust might be required to recognize in a year income in excess of its distributions from PFICs and its proceeds from dispositions of PFIC stock during that year, and such income would nevertheless be subject to the distribution requirement and would be taken into account for purposes of the 4% excise tax. Dividends paid by PFICs are not treated as qualified dividend income.

non-U.S. INVESTORS. If you are a non-U.S. investor (i.e., an investor other than a U.S. citizen or resident or a U.S. corporation, partnership, estate or trust), you should be aware that, generally, subject to applicable tax treaties, distributions from your trust will be characterized as dividends for federal income tax purposes (other than dividends which your trust properly reports as capital gain dividends) and will be subject to U.S. income taxes, including withholding taxes, subject to certain exceptions described below. However, distributions received by a non-U.S. investor from your trust that are properly reported by your trust as capital gain dividends may not be subject to U.S. federal income taxes, including withholding taxes, provided that your trust makes certain elections and certain other conditions are met. Distributions from your trust that are properly reported by the trust as an interest-related dividend attributable to certain interest income received by the trust or as a short-term capital gain dividend attributable to certain net short-term capital gain income received by the trust may not be subject to U.S. federal income taxes, including withholding taxes when received by certain non-U.S. investors, provided that the trust makes certain elections and certain other conditions are met. Amounts paid to or recognized by a non-U.S. affiliate that are excluded from tax under the portfolio interest, capital gains dividends, short-term capital gains or tax-exempt interest dividend exceptions or applicable treaties, may be taken into consideration in determining whether a corporation is an “applicable corporation” subject to a 15% minimum tax on adjusted financial statement income.

In addition, distributions may be subject to a U.S. withholding tax of 30% in the case of distributions to (i) certain non-U.S. financial institutions that have not entered into an agreement with the U.S. Treasury to collect and disclose certain information and are not resident in a jurisdiction that has entered into such an agreement with the U.S. Treasury and (ii) certain other non-U.S. entities that do not provide certain certifications and information about the entity’s U.S. owners. This withholding tax is also currently scheduled to apply to the gross proceeds from the disposition of securities that produce U.S. source interest or dividends. However, proposed regulations may eliminate the requirement to withhold on payments of gross proceeds from dispositions. You should also consult your tax advisor with respect to other U.S. tax withholding and reporting requirements.

OTHER MATTERS

LEGAL MATTERS. Chapman and Cutler LLP acts as counsel for the sponsor and your trust. Dorsey & Whitney LLP acts as counsel for the trustee.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM. The “Statements of Financial Condition” and each of the “Portfolio of Investments” in this prospectus are included herein in reliance upon the report of Grant Thornton LLP, independent registered public accounting firm, and upon the authority of that firm as experts in accounting and auditing.

ADDITIONAL INFORMATION. This prospectus does not contain all the information in the registration statement that your trust filed with the Securities and Exchange Commission. The Information Supplement, which was filed with the Securities and Exchange Commission, includes more detailed information about the investment risks and certain information about your trust. You can obtain the Information Supplement by contacting the sponsor or the Securities and Exchange Commission as indicated on the back cover of this prospectus. This prospectus incorporates the Information Supplement by reference (it is legally considered part of this prospectus).

HEALTHCARE INNOVATIONS TRUST II,
SERIES 6

TECHNOLOGY REVOLUTION TRUST II,
SERIES 6

(SMARTTRUST 720)

PROSPECTUS

DATED: OCTOBER 29, 2025

SPONSOR:

2001 Route 46, Waterview Plaza
Parsippany, New Jersey 07054
973-299-8989

TRUSTEE:

THE BANK OF NEW YORK MELLON
240 Greenwich Street, 22W Floor
New York, NY 10286
877-363-3613

This prospectus does not contain all of the information set forth in the registration statement, filed with the Securities and Exchange Commission under the Securities Act of 1933 (file no. 333-289182), and the Investment Company Act of 1940 (file no. 811-21429), and to which reference is made. Information, including the information supplement, may be reviewed and copied at the Securities and Exchange Commission’s Public Reference Room in Washington, D.C., and information on the Public Reference Room may be obtained by calling the Securities and Exchange Commission at 1-202-551-8090. Copies may be obtained from the Securities and Exchange Commission by:

•visiting the Securities and Exchange Commission Internet address: http://www.sec.gov

•electronic request (after paying a duplicating fee) at the following E-mail address: publicinfo@sec.gov

•writing: Public Reference Section of the Securities and Exchange Commission, 100 F Street, N.E., Washington, D.C. 20549 (after paying a duplicating fee)

SmartTrust

Information Supplement

October 29, 2025

This Information Supplement provides additional information concerning SmartTrust unit investment trusts that have prospectuses dated on and after the date set forth above. This Information Supplement should be read in conjunction with the prospectus for a trust. It is not a prospectus. It does not include all of the information that an investor should consider before investing in a trust. It may not be used to offer or sell units of a trust without the prospectus. This Information Supplement is incorporated into the prospectus by reference and has been filed as part of the registration statement with the Securities and Exchange Commission for each applicable trust. Investors should obtain and read the prospectus prior to purchasing units of a trust. You can obtain the prospectus without charge at www.smartrustuit.com, by contacting your financial professional or by contacting Hennion & Walsh, Inc. at (973) 299-8989.

General Information

Each trust is one of a series of separate unit investment trusts (“UITs”) created under the name SmartTrust and registered under the Investment Company Act of 1940, as amended (the “Investment Company Act”). Each trust was created as a common law trust on the initial date of deposit set forth in the prospectus for such trust under the laws of the state of New York. Each trust was created under a trust agreement among Hennion & Walsh, Inc. (as sponsor/depositor), Hennion & Walsh Asset Management, Inc. (as supervisor) and The Bank of New York Mellon (as trustee).

When a trust was created, the sponsor delivered to the trustee securities or contracts for the purchase thereof for deposit in the trust and the trustee delivered to the sponsor documentation evidencing the ownership of units of the trust. At the close of the New York Stock Exchange on a trust’s initial date of deposit or the first day units are offered to the public, the number of units may be adjusted so that the public offering price per unit equals $10. The number of units, fractional interest of each unit in a trust and any estimated income distributions per unit will increase or decrease to the extent of any adjustment. Additional units of a trust may be issued from time to time by depositing in the trust additional securities (or contracts for the purchase thereof together with cash or irrevocable letters of credit) or cash (including a letter of credit or the equivalent) with instructions to purchase additional securities. As additional units are issued by a trust, the aggregate value of the securities in the trust will be increased and the fractional undivided interest in the trust represented by each unit will be decreased. The sponsor may continue to make additional deposits of securities into a trust, provided that such additional deposits will be in amounts which will generally maintain the existing relationship among the shares of the securities in such trust. Thus, although additional units will be issued, each unit will generally continue to represent the approximately same number of shares of each security. If the sponsor deposits cash to purchase additional securities, existing and new investors may experience a dilution of their investments and a reduction in their anticipated income because of fluctuations in the prices of the securities between the time of the deposit and the purchase of the securities and because a trust will pay any associated brokerage fees.

Neither the sponsor nor the trustee shall be liable in any way for any failure in any of the securities. However, should any contract for the purchase of any of the securities initially deposited in a trust fail, the sponsor will, unless substantially all of the moneys held in the trust to cover such purchase are reinvested in substitute securities in accordance with the trust agreement, refund the cash and sales charge attributable to such failed contract to all unitholders on the next distribution date.

Investment Policies

Each trust is a UIT and is not an “actively managed” fund. Traditional methods of investment management for a managed fund typically involve frequent changes in a portfolio of securities on the basis of economic, financial and market analysis. The portfolio of a trust, however, will not be actively managed and therefore the adverse financial condition of an issuer will not necessarily require the sale of its securities from a portfolio.

The sponsor may not alter the portfolio of a trust by the purchase, sale or substitution of securities, except in special circumstances as provided in the applicable trust agreement. Thus, the assets of a trust will generally remain unchanged under normal circumstances. Each trust agreement provides that the sponsor may direct the trustee to sell, liquidate or otherwise dispose of securities in the trust at such price and time and in such manner as shall be determined by the sponsor, provided that the supervisor has determined, if appropriate, that any one or more of the following conditions exist with respect to such securities: (i) that there has been a default in the payment of dividends, interest, principal or other payments, after declared and when due and payable; (ii) that any action or proceeding has been instituted at law or equity seeking to restrain or enjoin the payment of dividends, interest, principal or other payments on securities after declared and when due and payable, or that there exists any legal question or impediment affecting such securities or the payment of dividends, interest, principal or other payments from the same; (iii) that there has occurred any breach of covenant or warranty in any document relating to the issuer of the securities which would adversely affect either immediately or contingently the payment of dividends, interest, principal or other payments on the securities or the general credit standing of the issuer or otherwise impair the sound investment character of such securities; (iv) that there has been a default in the payment of dividends, interest, principal, income, premium or other similar payments, if any, on any other outstanding obligations of the issuer of such securities; (v) that the price of the security has declined to such an extent or other such credit factors exist so that in the opinion of the supervisor, as evidenced in writing to the trustee, the retention of such securities would be detrimental to the trust and to the interest of the unitholders; (vi) that all of the securities in the trust will be sold pursuant to termination of the trust; (vii) that such sale is required due to units tendered for redemption; (viii) that there has been a public tender offer made for a security or a merger or acquisition is announced affecting a security, and that in the opinion of the supervisor the sale or tender of the security is in the best interest of the unitholders; (ix) if the trust is designed to be a grantor trust for tax purposes, that the sale of such securities is required in order to prevent the trust from being deemed an association taxable as a corporation for federal income tax purposes; (x) if the trust has elected to be a regulated investment company (a “RIC”) for tax purposes, that such sale is necessary or advisable (a) to maintain the qualification of the trust as a RIC or (b) to provide funds to make any distribution for a taxable year in order to avoid imposition of any income or excise taxes on the trust or on undistributed income in the trust; (xi) that as result of the ownership of the security, the trust or its unitholders would be a direct or indirect shareholder of a passive foreign investment company as defined in section 1297(a) of the Internal Revenue Code; or (xii) that such sale is necessary for the trust to comply with such federal and/or state securities laws, regulations and/or regulatory actions and interpretations which may be in effect from time to time. The trustee may also sell securities, designated by the supervisor, from a trust for the purpose of the payment of expenses. In the event a security is sold as a direct result of serious adverse credit factors affecting the issuer of such security and a trust is a RIC for tax purposes, then the sponsor may, if permitted by applicable law, but is not obligated to, direct the reinvestment of the proceeds of the sale of such security in any other securities which meet the criteria necessary for inclusion in such trust on the initial date of deposit.

If the trustee is notified at any time of any action to be taken or proposed to be taken by holders of the portfolio securities, the trustee will notify the sponsor and will take such action or refrain from taking any action as the sponsor directs and, if the sponsor does not within five business days of the giving of such notice direct the trustee to take or refrain from taking any action, the trustee will take such reasonable action or refrain from taking any action so that the securities are voted as closely as possible in the same manner and the same general proportion, with respect to all issues, as are shares of such securities that are held by owners other than the trust. Notwithstanding the foregoing, in the event that the trustee shall have been notified at any time of any action to be taken or proposed to be taken by holders of shares of any registered investment company, the trustee will thereupon take such reasonable action or refrain from taking any action with respect to the fund shares so that the fund shares are voted as closely as possible in the same manner and the same general proportion, with respect to all issues, as are shares of such fund shares that are held by owners other than the related trust.

In the event that an offer by the issuer of any of the securities or any other party is made to issue new securities, or to exchange securities, for trust portfolio securities, the trustee will reject such offer, provided that in the case of a trust that is a RIC for tax purposes, if an offer by the issuer of any of the securities or any other party is made to issue new securities, or to exchange securities, for trust portfolio securities, the trustee will at the direction of the sponsor, vote for or against, or accept or reject, any offer for new or exchanged securities or property in exchange for a trust portfolio security. If any such issuance, exchange or substitution occurs (regardless of any action or rejection by a trust), any securities, cash and/or property received will be deposited into the trust and will be promptly sold, if securities or property, by the trustee pursuant to the sponsor’s direction, unless the sponsor advises the trustee to keep such securities, cash or property. The sponsor may rely on the supervisor in so advising the trustee.

Proceeds from the sale of securities (or any securities or other property received by a trust in exchange for securities) are credited to the Capital Account of the trust for distribution to unitholders or to meet redemptions. Except for failed securities and as provided herein, in a prospectus or in a trust agreement, the acquisition by a trust of any securities other than the portfolio securities is prohibited.

Because certain of the securities in certain of the trusts may from time to time under certain circumstances be sold or otherwise liquidated and because the proceeds from such events will be distributed to unitholders and will not be reinvested, no assurance can be given that a trust will retain for any length of time its present size and composition. Neither the sponsor nor the trustee shall be liable in any way for any default, failure or defect in any security. In the event of a failure to deliver any security that has been purchased for a trust under a contract (“Failed Securities”), the sponsor is authorized under the trust agreement to direct the trustee to acquire other securities (“Replacement Securities”) to make up the original corpus of such trust.

The Replacement Securities must be securities as originally selected for deposit in a trust or, in the case of a trust that is a RIC for tax purposes, securities which the sponsor determines to be similar in character as the securities originally selected for deposit in the trust and the purchase of the Replacement Securities may not adversely affect the federal income tax status of the trust. The Replacement Securities must be purchased within thirty days after the deposit of the Failed Security. Whenever a Replacement Security is acquired for a trust, the trustee shall notify all unitholders of the trust of the acquisition of the Replacement Security and shall, on the next distribution date which is more than thirty days thereafter, make a pro rata distribution of the amount, if any, by which the cost to the trust of the Failed Security exceeded the cost of the Replacement Security. The trustee will not be liable or responsible in any way for depreciation or loss incurred by reason of any purchase made pursuant to, or any failure to make any purchase of Replacement Securities. The sponsor will not be liable for any failure to instruct the trustee to purchase any Replacement Securities, nor shall the trustee or sponsor be liable for errors of judgment in connection with Failed Securities or Replacement Securities.

If the right of limited substitution described in the preceding paragraphs is not utilized to acquire Replacement Securities in the event of a failed contract, the sponsor will refund the sales charge attributable to such Failed Securities to all unitholders of the related trust and the trustee will distribute the cash attributable to such Failed Securities not more than thirty days after the date on which the trustee would have been required to purchase a Replacement Security. In addition, unitholders should be aware that, at the time of receipt of such cash, they may not be able to reinvest such proceeds in other securities at a return equal to or in excess of the return which such proceeds would have earned for unitholders of a trust. In the event that a Replacement Security is not acquired by a trust, the income for such trust may be reduced.

Risk Factors

An investment in units of a trust, and/or shares of other registered investment companies (“funds”) held by a trust, if any, may be subject to some or all of the risks described below. In addition, you should carefully review the objective, strategy and risk of the trust as described in the prospectus and consider your ability to assume the risks involved before making an investment in a trust.

Market Risk. You should understand the risks of investing in securities before purchasing units. These risks include the risk that the financial condition of the company or the general condition of the stock market may worsen and the value of the securities (and therefore units) will fall. Securities are especially susceptible to general stock market movements. The value of securities often rises or falls rapidly and unpredictably as market confidence and perceptions of companies change. These perceptions are based on factors including expectations regarding government economic policies, inflation, interest rates, economic expansion or contraction, political climates and economic or banking crises. The value of units of a trust will fluctuate with the value of the securities in the trust and may be more or less than the price you originally paid for your units. As with any investment, no one can guarantee that the performance of a trust will be positive over any period of time. Because each trust is unmanaged, the trustee will not sell securities in response to market fluctuations as is common in managed investments. In addition, because some trusts hold a relatively small number of securities, you may encounter greater market risk than in a more diversified investment. Public health crises, such as the COVID-19 pandemic, may adversely affect commercial activities, disrupt supply chains, increase market volatility, decrease consumer demand, disrupt healthcare services, and result in prolonged quarantines, travel restrictions and business closures. The potential economic impact of the COVID-19 pandemic, or any future public health crisis, is impossible to predict and could result in adverse market conditions.

Equity Securities. Investments in securities representing equity ownership of a company are exposed to risks associated with the companies issuing the securities, the sectors and geographic locations they are involved in and the markets that such securities are traded on among other risks as described in greater detail below.

Fixed Income Securities. Investments in fixed income and similar securities involve certain unique risks such as credit risk and interest rate risk among other things as described in greater detail below.

Dividends. Stocks represent ownership interests in a company and are not obligations of the company. Common stockholders have a right to receive payments from the company that is subordinate to the rights of creditors, bondholders or preferred stockholders of the company. This means that common stockholders have a right to receive dividends only if a company’s board of directors declares a dividend and the company has provided for payment of all of its creditors, bondholders and preferred stockholders. If a company issues additional debt securities or preferred stock, the owners of these securities will have a claim against the company’s assets before common stockholders if the company declares bankruptcy or liquidates its assets even though the common stock was issued first. As a result, the company may be less willing or able to declare or pay dividends on its common stock. The COVID-19 pandemic, or any future public health crisis, may result in a decline in economic activity which may cause companies to reduce the level of dividends declared or suspend their dividends and a reduction of the level of dividends declared in the future.

Credit Risk. Credit risk is the risk that a borrower is unable to meet its obligation to pay principal or interest on a security. This could cause the value of an investment to fall and may reduce the level of dividends an investment pays which would reduce income. The COVID-19 pandemic, or any future public health crisis, may adversely impact the credit rating of a borrower, and may impact the ability of such borrower to make principal or interest payments on securities, when due.

Interest Rate Risk. Interest rate risk is the risk that the value of fixed income securities and similar securities will fall if interest rates increase. Bonds and other fixed income securities typically fall in value when interest rates rise and rise in value when interest rates fall. Securities with longer periods before maturity are often more sensitive to interest rate changes. The Federal Reserve has historically risen interest rates as one policy tool to combat inflation, and may do so in the future. The risks associated with rising interest rates are heightened for bonds and other fixed income securities.

Liquidity Risk. Liquidity risk is the risk that the value of a security will fall if trading in the security is limited or absent. No one can guarantee that a liquid trading market will exist for any security.

Investment in Other Investment Companies. As with other investments, investments in other investment companies are subject to market and selection risk. In addition, when a trust acquires shares of investment companies, unitholders bear both their proportionate share of fees and expenses in the trust and, indirectly, the expenses of the underlying investment companies.

Investment companies’ expenses are subject to the risk of fluctuation including in response to fluctuation in a fund’s assets. Accordingly, a fund’s actual expenses may vary from what is indicated at the time of investment by a trust. There are certain regulatory limitations on the ability of a trust to hold other investment companies which may impact the trust’s ability to invest in certain funds, the weighting of the fund in a trust’s portfolio and the trust’s ability to issue additional units in the future.

Closed-end Funds. Closed-end investment companies (“closed-end funds”) are actively managed investment companies registered under the Investment Company Act that invest in various types of securities. Closed-end funds issue shares of common stock that are generally traded on a securities exchange (although some closed-end fund shares are not listed on a securities exchange). Closed-end funds are subject to various risks, including management’s ability to meet the closed-end fund’s investment objective and to manage the closed-end fund portfolio when the underlying securities are redeemed or sold during periods of market turmoil and as investors’ perceptions regarding closed-end funds or their underlying investments change. If a trust invests in closed-end funds, you will bear not only your share of the trust’s expenses, but also the expenses of the underlying funds. By investing in the other funds, a trust may incur greater expenses than you would incur if you invested directly in the closed-end funds.

The net asset value of closed-end fund shares will fluctuate with changes in the value of the underlying securities that the closed-end fund owns. In addition, shares of closed-end funds trade on exchanges at market prices rather than at the net asset value of such closed-end fund. Accordingly, closed-end fund shares may trade at a price greater than net asset value (premium) or less than net asset value (discount). For various reasons closed-end fund shares frequently trade at a discount from their net asset value in the secondary market. This risk is separate and distinct from the risk that the net asset value of closed-end fund shares may decrease. The amount of such discount from net asset value is subject to change from time to time in response to various factors and there can be no assurance that a discount on shares of closed-end funds purchased by a trust will not decrease. Similarly, there can be no assurance that shares of closed-end funds purchased at a premium will stay at the same premium or will not decrease relative to the closed-end fund’s net asset value, which may result in a loss to the trust.

Certain closed-end funds employ the use of leverage in their portfolios through the issuance of preferred stock, debt or other borrowings. While leverage often serves to increase the yield of a closed-end fund, this leverage also subjects the closed-end fund to increased risks. These risks may include the likelihood of increased volatility and the possibility that the closed-end fund’s common share income will fall if the dividend rate on the preferred shares or the interest rate on any borrowings rises.

Closed-end funds’ governing documents may contain certain anti-takeover provisions that may have the effect of inhibiting a fund’s possible conversion to open-end status and limiting the ability of other persons to acquire control of a fund. In certain circumstances, these provisions might also inhibit the ability of stockholders (including a trust) to sell their shares at a premium over prevailing market prices. This characteristic is a risk separate and distinct from the risk that a fund’s net asset value will decrease. In particular, this characteristic would increase the loss or reduce the return on the sale of those closed-end fund shares that were purchased by a trust at a premium. In the unlikely event that a closed-end fund converts to open-end status at a time when its shares are trading at a premium there would be an immediate loss in value to a trust since shares of open-end funds trade at net asset value. Certain closed-end funds may have in place or may put in place in the future plans pursuant to which the fund may repurchase its own shares in the marketplace. Typically, these plans are put in place in an attempt by a fund’s board of directors to reduce a discount on its share price. To the extent that such a plan is implemented and shares owned by a trust are repurchased by a fund, the trust’s position in that fund will be reduced and the cash will be distributed.

A trust may be prohibited from subscribing to a rights offering for shares of any of the closed-end funds in which it invests. In the event of a rights offering for additional shares of a fund, unitholders should expect that a trust holding shares of the fund will, at the completion of the offer, own a smaller proportional interest in such fund that would otherwise be the case. It is not possible to determine the extent of this dilution in share ownership without knowing what proportion of the shares in a rights offering will be subscribed. This may be particularly serious when the subscription price per share for the offer is less than the fund’s net asset value per share. Assuming that all rights are exercised and there is no change in the net asset value per share, the aggregate net asset value of each shareholder’s shares of common stock should decrease as a result of the offer. If a fund’s subscription price per share is below that fund’s net asset value per share at the expiration of the offer, shareholders would experience an immediate dilution of the aggregate net asset value of their shares of common stock as a result of the offer, which could be substantial.

Section 12(d)(1) of the Investment Company Act restricts investments by investment companies in the securities of other investment companies. Rule 12d1-4 under the Investment Company Act allows, subject to certain conditions, a registered investment company to invest in other registered investment companies beyond the limits contained in Section 12(d)(1) of the Investment Company Act, pursuant to certain conditions. Accordingly, the trust and the sponsor are required to comply with the restrictions contained in Section 12(d)(1) and/or the conditions of Rule 12d1-4, as applicable, when the trust invests in the securities of other investment companies.

Business Development Companies. Business development companies (“BDCs”) are closed-end investment companies that have elected to be treated as business development companies under the Investment Company Act. BDCs are required to hold at least 70% of their investments in eligible assets which include, among other things, (i) securities of eligible portfolio companies (generally, domestic companies that are not investment companies and that cannot have a class of securities listed on a national securities exchange or have securities that are marginable that are purchased from that company in a private transaction), (ii) securities received by the BDC in connection with its ownership of securities of eligible portfolio companies or (iii) cash, cash items, government securities or high quality debt securities maturing one year or less from the time of investment.

BDCs’ ability to grow and their overall financial condition is impacted significantly by their ability to raise capital. In addition to raising capital through the issuance of common stock, BDCs may engage in borrowing. This may involve using revolving credit facilities, the securitization of loans through separate wholly-owned subsidiaries and issuing of debt and preferred securities. BDCs are less restricted than other closed-end funds as to the amount of debt they can have outstanding. Generally, a BDC may not issue any class of senior security representing an indebtedness unless, immediately after such issuance or sale, it will have asset coverage of at least 200%. (Thus, for example, if a BDC has $5 million in assets, it can borrow up to $5 million, which would result in assets of $10 million and debt of $5 million.) These borrowings, also known as leverage, magnify the potential for gain or loss on amounts invested and, accordingly, the risks associated with investing in BDC securities. While the value of a BDC’s assets increases, leveraging would cause the net value per share of BDC common stock to increase more sharply than it would have had such BDC not leveraged. However, if the value of a BDC’s assets decreases, leveraging would cause net asset value to decline more sharply than it otherwise would have had such BDC not leveraged. In addition to decreasing the value of a BDC’s common stock, it could also adversely impact a BDC’s ability to make dividend payments. A BDC’s credit rating may change over time which could adversely affect its ability to obtain additional credit and/or increase the cost of such borrowing. Agreements governing a BDC’s credit facilities and related funding and service agreements may contain various covenants that limit the BDC’s discretion in operating its business along with other limitations. Any defaults may restrict the BDC’s ability to manage assets securing related assets, which may adversely impact the BDC’s liquidity and operations.

BDCs compete with other BDCs along with a large number of investment funds, investment banks and other sources of financing to make their investments. Competitors may have lower costs or access to funding sources that cause BDCs to lose prospective investments if they do not match competitors’ pricing, terms and structure. As a result of this competition, there is no assurance that a BDC will be able to identify and take advantage of attractive investment opportunities or that they will fully be able to invest available capital.

BDC investments are frequently not publicly traded and, as a result, there is uncertainty as to the value and liquidity of those investments. BDCs may use independent valuation firms to value their investments and such valuations may be uncertain, be based on estimates and/or differ materially from that which would have been used if a ready market for those investments existed. The value of a BDC could be adversely affected if its determinations regarding the fair value of investments was materially higher than the value realized upon sale of such investments. Due to the relative illiquidity of certain BDC investments, if a BDC is required to liquidate all or a portion of its portfolio quickly, it may realize significantly less than the value at which such investments are recorded. Further restrictions may exist on the ability to liquidate certain assets to the extent that subsidiaries or related parties have material non-public information regarding such assets.

BDCs may enter into hedging transactions and utilize derivative instruments such as forward contracts, options and swaps. Unanticipated movements and improper correlation of hedging instruments may prevent a BDC from hedging against exposure to risk of loss. BDCs are required to make available significant managerial assistance to their portfolio companies. Significant managerial assistance refers to any arrangement whereby a BDC provides significant guidance and counsel concerning the management, operations or business objectives and policies of a portfolio company. Examples of such activities include arranging financing, managing relationships with financing sources, recruiting management personnel and evaluating acquisition and divestiture opportunities. BDCs are frequently externally managed by an investment adviser which may also provide this external managerial assistance to portfolio companies. Such investment adviser’s liability may be limited under its investment advisory agreement, which may lead such investment adviser to act in a riskier manner than it would were it investing for its own account. Such investment advisers may be entitled to incentive compensation which may cause such adviser to make more speculative and riskier investments than it would if investing for its own account. Such compensation may be due even in the case of declines to the value of a BDC’s investments.

BDCs may issue options, warrants and rights to convert to voting securities to its officers, employees and board members. Any issuance of derivative securities requires the approval of the company’s board of directors and authorization by the company’s shareholders. A BDC may operate a profit-sharing plan for its employees, subject to certain restrictions. BDCs frequently have high expenses which may include, but are not limited to, the payment of management fees, administration expenses, taxes, interest payable on debt, governmental charges, independent director fees and expenses, valuation expenses and fees payable to third parties relating to or associated with making investments. These expenses may fluctuate significantly over time.

If a BDC fails to maintain its status as a BDC it may be regulated as a closed-end fund which would subject such BDC to additional regulatory restrictions and significantly decrease its operating flexibility. In addition, such failure could trigger an event of default under certain outstanding indebtedness which could have a material adverse impact on its business.

Exchange-Traded Funds. Exchange-traded funds (“ETFs”) are typically investment companies registered under the Investment Company Act with shares that trade on a securities exchange. Shares of ETFs may trade at a discount or premium from their net asset value. If shares of an ETF are sold at a discount, then the trust will receive less than their net asset value. Alternatively, if shares of an ETF are purchased at a premium, then the trust will pay more than their net asset value. This risk is separate and distinct from the risk that the net asset value of ETFs may decrease. The amount of such discount from net asset value is subject to change from time to time in response to various factors. ETFs are subject to various risks, including management’s ability to meet the ETF’s investment objective, and to manage the ETF portfolio when the underlying securities are redeemed or sold during periods of market turmoil and as investors’ perceptions regarding ETFs or their underlying investments change. A trust and any underlying ETFs have operating expenses. If a trust invests in ETFs, you will bear not only your share of the trust’s expenses, but also the expenses of the underlying funds. By investing in the other funds, a trust may incur greater expenses than you would incur if you invested directly in the funds.

Most ETFs replicate the composition or returns of a securities index. These ETFs face index correlation risk which is the risk that the performance of an ETF will vary from the actual performance of the fund’s target index, known as “tracking error.” This can happen due to transaction costs, market impact, corporate actions (such as mergers and spin-offs) and timing variances. Some funds use a technique called “representative sampling,” which means that the fund invests in a representative sample of securities in its target index rather than all of the index securities. This could increase the risk of tracking error.

Some ETFs are open-end funds. Open-end funds of this type can be actively-managed or passively-managed investment companies that are registered under the Investment Company Act. These open-end funds have received orders from the SEC exempting them from various provisions of the Investment Company Act. Regular open-end funds generally issue redeemable securities that are issued and redeemed at a price based on the fund’s current net asset value and are not traded on a securities exchange. Exchange-traded open-end funds, however, issue shares of common stock that are traded on a securities exchange based on negotiated prices rather than the fund’s current net asset value. These funds only issue new shares and redeem outstanding shares in very large blocks, often called “creation units,” in exchange for an in-kind distribution of the fund’s portfolio securities. Due to a variety of cost and administrative factors, a trust that invests in ETFs will generally buy and sell shares of its underlying open-end fund ETFs on securities exchanges rather than engaging in transactions in creation units.

Some ETFs are UITs. UITs of this type are passively-managed investment companies that are registered under the Investment Company Act. ETFs that are UITs differ significantly from your trust in certain respects, even though the UITs that may be held in the trust’s portfolio and the trust itself are registered UITs. UITs that are ETFs have received orders from the SEC exempting them from various provisions of the Investment Company Act. Regular UITs, such as your trust, generally issue redeemable securities that are issued and redeemed at a price based on the UIT’s current net asset value and are not traded on a securities exchange. ETFs that are UITs, however, issue units that are traded on a securities exchange based on negotiated prices rather than the UIT’s current net asset value. These UITs only issue new shares and redeem outstanding shares in very large blocks, often called “creation units,” in exchange for an in-kind distribution of the UIT’s portfolio securities. Due to a variety of cost and administrative factors, a trust that invests in ETFs will generally buy and sell shares of its underlying ETFs on securities exchanges rather than engaging in transactions in creation units. Units of exchange-traded UITs frequently trade at a discount from their net asset value in the secondary market. This risk is separate and distinct from the risk that the net asset value of UIT units may decrease. The amount of such discount from net asset value is subject to change from time to time in response to various factors.

The trust and the sponsor maintain investments in ETFs, if any, in accordance with the restrictions contained in Section 12(d)(1) and/or the conditions of Rule 12d1-4, as applicable.

Inverse ETFs. Certain ETFs may be “inverse” ETFs. An inverse ETF, sometimes referred to as a “bear ETF” or “short ETF,” is a special type of index ETF that is designed to provide investment results that move in the opposite direction of the daily price movement of the index to which it is benchmarked. Put another way, an inverse ETF is designed to go up in value when its benchmark index goes down in value and go down in value when its benchmark index goes up in value. Inverse ETFs can be used to establish a hedge position within an investment portfolio to attempt to protect its value during market declines. Though inverse ETFs may reduce downside risk and volatility in a down market, they are not suitable for all investors. The value of an inverse investment may tend to increase on a daily basis by the amount of any decrease in the index, but the converse is also true that the value of the investment will also tend to decrease on a daily basis by the amount of any increase in the index.

Investing in inverse ETFs involves certain risks, which may include increased volatility due to the ETFs’ possible use of short sales of securities and derivatives such as options and futures. Inverse ETFs are subject to active trading risks that may increase volatility and impact the ETFs’ ability to achieve their investment objectives. The use of leverage by an ETF increases the risk to the ETF. The more an ETF invests in leveraged instruments, the more the leverage will magnify any gains or losses on those investments. Most inverse ETFs “reset” daily, meaning that they are designed to achieve their stated objectives on a daily basis only and not over any longer time period. Due to the effect of compounding, the performance of these ETFs over longer periods of time can differ significantly from the inverse of the performance of the ETF’s underlying index or benchmark during the same period of time. This effect can be magnified in volatile markets. Inverse ETFs typically are not suitable for retail investors who plan to hold them for more than one trading session, particularly in volatile markets.

Leveraged ETFs. Certain ETFs may be “leveraged” ETFs. These ETFs seek to match a multiple or multiples of the performance, or the inverse of the performance, of a benchmark index on a given day and not for greater periods of time. This means that the return of a leveraged ETF for a period longer than a single day will be the result of each day’s returns compounded over the period and not the point-to-point return of the index over the entire time period. As a result, the use of leverage will very likely cause the performance of such an ETF to be either greater than, or less than, the index performance times the stated multiple in an ETF’s investment objective. Investors should recognize that the degree of volatility of the underlying index can have a dramatic effect on an ETF’s longer-term performance. The greater the volatility, given a particular index return, the greater the downside deviation will be of the ETF’s longer-term performance from a simple multiple of its index’s longer-term return. Leveraged ETFs use investment techniques that may be considered aggressive, including the use of futures contracts, options on futures contracts, securities and indexes, forward contracts, swap agreements and similar instruments. Leveraged ETFs are typically unsuitable for investors who plan to hold them for longer than one trading session, particularly in volatile markets.

Non-Diversification Risk. Certain funds held by a trust may be classified as “non-diversified.” Such funds may be more exposed to the risks associated with and developments affecting an individual issuer, industry and/or asset class than a fund that invests more widely.

Foreign Issuers. An investment in securities of non-U.S. issuers involves certain investment risks that are different in some respects from an investment in the securities of domestic issuers. These investment risks include future political or governmental restrictions which might adversely affect the payment or receipt of payment of dividends on the relevant securities, potential trading halts or government bans on buying or selling foreign securities, the possibility that the financial condition of the issuers of the securities may become impaired or that the general condition of the relevant stock market may worsen (both of which would contribute directly to a decrease in the value of foreign securities), the limited liquidity and relatively small market capitalization of the relevant securities market, expropriation or confiscatory taxation, economic uncertainties and foreign currency devaluations and fluctuations. In addition, for foreign issuers that are not subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Securities Exchange Act”), there may be less publicly available information than is available from a domestic issuer. In addition, foreign issuers are not necessarily subject to uniform accounting, auditing and financial reporting standards, practices and requirements comparable to those applicable to domestic issuers. The securities of many foreign issuers are less liquid and their prices more volatile than securities of comparable domestic issuers. In addition, fixed brokerage commissions and other transaction costs in foreign securities markets are generally higher than in the United States and there is generally less government supervision and regulation of exchanges, brokers and issuers in foreign countries than there is in the United States.

Securities issued by non-U.S. issuers generally pay income in foreign currencies and principally trade in foreign currencies. Therefore, there is a risk that the U.S. dollar value of these securities will vary with fluctuations in the U.S. dollar foreign exchange rates for the various securities.

There can be no assurance that exchange control regulations might not be adopted in the future which might adversely affect payment to a trust or a fund held by a trust. The adoption of exchange control regulations and other legal restrictions could have an adverse impact on the marketability of foreign securities and on the ability to liquidate securities. In addition, restrictions on the settlement of transactions on either the purchase or sale side, or both, could cause delays or increase the costs associated with the purchase and sale of the foreign securities and correspondingly could affect the price of trust units.

Investors should be aware that it may not be possible to buy all securities at the same time because of the unavailability of any security and restrictions applicable to a trust relating to the purchase of a security by reason of the federal securities laws or otherwise.

Foreign securities generally have not been registered under the Securities Act of 1933, as amended (the “Securities Act”) and may not be exempt from the registration requirements of such Act. Sales of non-exempt securities in the United States securities markets are subject to severe restrictions and may not be practicable. Accordingly, sales of these securities will generally be affected only in foreign securities markets. Investors should realize that the securities might be traded in foreign countries where the securities markets are not as developed or efficient and may not be as liquid as those in the United States. The value of securities will be adversely affected if trading markets for the securities are limited or absent.

Emerging Markets. Compared to more mature markets, some emerging markets may have a low level of regulation, enforcement of regulations and monitoring of investors’ activities. Those activities may include practices such as trading on material non-public information. The securities markets of developing countries are not as large as the more established securities markets and have substantially less trading volume, resulting in a lack of liquidity and high price volatility. There may be a high concentration of market capitalization and trading volume in a small number of issuers representing a limited number of industries as well as a high concentration of investors and financial intermediaries. These factors may adversely affect the timing and pricing of the acquisition or disposal of securities. In certain emerging markets, registrars are not subject to effective government supervision nor are they always independent from issuers. The possibility of fraud, negligence, undue influence being exerted by the issuer or refusal to recognize ownership exists, which, along with other factors, could result in the registration of a shareholding being completely lost. Investors could suffer loss arising from these registration problems. The rights and remedies associated with emerging market investment securities may differ and be more limited than those available in more developed countries, and the legal remedies in emerging markets are often more limited than the remedies available in the United States. Emerging market companies are also subject to a greater risk of market closure or manipulation, less liquidity, limited reliable access to capital and exchange delistings. Emerging market companies may have lower quality or less information publicly available due to differences in regulatory, accounting, audit, and financial recordkeeping standards. Information that is available may be unreliable or outdated. The limitations associated with investments in emerging market companies could impact the trust’s ability to achieve its investment objective.

Practices pertaining to the settlement of securities transactions in emerging markets involve higher risks than those in developed markets, in large part because of the need to use brokers and counterparties who are less well capitalized, and custody and registration of assets in some countries may be unreliable. As a result, brokerage commissions and other fees are generally higher in emerging markets and the procedures and rules governing foreign transactions and custody may involve delays in payment, delivery or recovery of money or investments. Delays in settlement could result in investment opportunities being missed if a trust or a fund held by a trust is unable to acquire or dispose of a security. Certain foreign investments may also be less liquid and more volatile than U.S. investments, which may mean at times that such investments are unable to be sold at desirable prices.

Political and economic structures in emerging markets often change rapidly, which may cause instability. In adverse social and political circumstances, governments have been involved in policies of expropriation, confiscatory taxation, nationalization, intervention in the securities market and trade settlement and imposition of foreign investment restrictions and exchange controls, and these could be repeated in the future. In addition to withholding taxes on investment income, some governments in emerging markets may impose different capital gains taxes on foreign investors. Foreign investments may also be subject to the risks of seizure by a foreign government and the imposition of restrictions on the exchange or export of foreign currency. Additionally, some governments exercise substantial influence over the private economic sector and the political and social uncertainties that exist for many developing countries are considerable.

Another risk common to most developing countries is that the economy is heavily export oriented and, accordingly, is dependent upon international trade. The existence of overburdened infrastructures and obsolete financial systems also presents risks in certain countries, as do environmental problems. Certain economies also depend to a large degree upon exports of primary commodities and, therefore, are vulnerable to changes in commodity prices which, in turn, may be affected by a variety of factors. Further, companies in emerging markets may have less reliable access to capital.

Depositary Receipts. Certain securities in a trust may be in depositary receipt form, including American Depositary Receipts (“ADRs”) or Global Depositary Receipts (“GDRs”). Depositary receipts represent stock deposited with a custodian in a depositary. Depositary receipts are issued by a bank or trust company to evidence ownership of underlying securities issued by a foreign corporation. These instruments may not necessarily be denominated in the same currency as the securities into which they may be converted.

Depositary receipts may be sponsored or unsponsored. In an unsponsored facility, the depositary initiates and arranges the facility at the request of market makers and acts as agent for the depositary receipts holder, while the company itself is not involved in the transaction. In a sponsored facility, the issuing company initiates the facility and agrees to pay certain administrative and shareholder-related expenses. Sponsored facilities use a single depositary and entail a contractual relationship between the issuer, the shareholder and the depositary; unsponsored facilities involve several depositaries with no contractual relationship to the company. The depositary bank that issues depositary receipts generally charges a fee, based on the price of the depositary receipts, upon issuance and cancellation of the depositary receipts. This fee would be in addition to the brokerage commissions paid upon the acquisition or surrender of the security. In addition, the depositary bank incurs expenses in connection with the conversion of dividends or other cash distributions paid in local currency into U.S. dollars and such expenses are deducted from the amount of the dividend or distribution paid to holders, resulting in a lower payout per underlying shares represented by the depositary receipts than would be the case if the underlying share were held directly. Certain tax considerations, including tax rate differentials and withholding requirements, arising from the application of the tax laws of one nation to nationals of another and from certain practices in the depositary receipts market may also exist with respect to certain depositary receipts. In varying degrees, any or all of these factors may affect the value of the depositary receipts compared with the value of the underlying shares in the local market. In addition, the rights of holders of depositary receipts may be different than those of holders of the underlying shares, and the market for depositary receipts may be less liquid than that for the underlying shares. Depositary receipts are registered securities pursuant to the Securities Act and may be subject to the reporting requirements of the Securities Exchange Act.

For the securities that are depositary receipts, currency fluctuations will affect the United States dollar equivalent of the local currency price of the underlying domestic share and, as a result, are likely to affect the value of the depositary receipts and consequently the value of the securities. The foreign issuers of securities that are depositary receipts may pay dividends in foreign currencies which must be converted into dollars. Most foreign currencies have fluctuated widely in value against the United States dollar for many reasons, including supply and demand of the respective currency, the soundness of the world economy and the strength of the respective economy as compared to the economies of the United States and other countries. Therefore, for any securities of issuers (whether or not they are in depositary receipt form) whose earnings are stated in foreign currencies, or which pay dividends in foreign currencies or which are traded in foreign currencies, there is a risk that their United States dollar value will vary with fluctuations in the United States dollar foreign exchange rates for the relevant currencies.

Currency Risk. A trust that invests in securities of non-U.S. issuers will be subject to currency risk, which is the risk that an increase in the U.S. dollar relative to the non-U.S. currency will reduce returns or portfolio value. Generally, when the U.S. dollar rises in value relative to a non-U.S. currency, a trust’s investment in securities denominated in that currency will lose value because its currency is worth fewer U.S. dollars. On the other hand, when the value of the U.S. dollar falls relative to a non-U.S. currency, a trust’s investments denominated in that currency will tend to increase in value because that currency is worth more U.S. dollars. The exchange rates between the U.S. dollar and non-U.S. currencies depend upon such factors as supply and demand in the currency exchange markets, international balance of payments, governmental intervention, speculation and other economic and political conditions. A trust may incur conversion costs when it converts its holdings to another currency. Non-U.S. exchange dealers may realize a profit on the difference between the price at which a trust buys and sells currencies. A trust may engage in non-U.S. currency exchange transactions in connection with its portfolio investments. A trust may also be subject to currency risk through investments in ADRs, GDRs and other non-U.S. securities denominated in U.S. dollars.

Alternative Minimum Tax Risk. While certain of the distributions from the trust may be exempt from certain taxes, a portion of such distributions may be taken into account in computing the alternative minimum tax on individuals. Tax exempt interest dividends may affect the corporate alternative minimum tax for certain corporations that are considered “applicable corporations” as defined under the Internal Revenue Code.

Foreign Government Securities Risk. The ability of a government issuer, especially in an emerging market country, to make timely and complete payments on its debt obligations will be strongly influenced by the government issuer’s balance of payments, including export performance, its access to international credits and investments, fluctuations of interest rates and the extent of its foreign reserves. A country whose exports are concentrated in a few commodities or whose economy depends on certain strategic imports could be vulnerable to fluctuations in international prices of these commodities or imports. If a government issuer cannot generate sufficient earnings from foreign trade to service its external debt, it may need to depend on continuing loans and aid from foreign governments, commercial banks and multinational organizations. There are no bankruptcy proceedings similar to those in the United States by which defaulted government debt may be collected. Additional factors that may influence a government issuer’s ability or willingness to service debt include, but are not limited to, a country’s cash flow situation, the ability of sufficient foreign exchange on the date a payment is due (where applicable), the relative size of its debt burden to the economy as a whole and the issuer’s policy towards the International Monetary Fund, the International Bank for Reconstruction and Development and other international agencies to which a government debtor may be subject.

Supranational Entities’ Securities. Certain securities are obligations issued by supranational entities such as the International Bank for Reconstruction and Development (the “World Bank”). The government members, or “stockholders,” usually make initial capital contributions to supranational entities and in many cases are committed to make additional capital contributions if a supranational entity is unable to repay its borrowings. There is no guarantee that one or more stockholders of a supranational entity will continue to make any necessary additional capital contributions. If such contributions are not made, the entity may be unable to pay interest or repay principal on its debt securities, and an investor in such securities may lose money on such investments.

Small-Cap and Mid-Cap Companies. Smaller company stocks customarily involve more investment risk than larger company stocks. Small-capitalization and mid-capitalization companies may have limited product lines, markets or financial resources; may lack management depth or experience; and may be more vulnerable to adverse general market or economic developments than large companies. Some of these companies may distribute, sell or produce products which have recently been brought to market and may be dependent on key personnel.

The prices of small or mid-size company securities are often more volatile than prices associated with large company issues and can display abrupt or erratic movements at times, due to limited trading volumes and less publicly available information. Also, because small-cap and mid-cap companies normally have fewer shares outstanding and these shares trade less frequently than large companies, it may be more difficult for a trust which contains these securities to buy and sell significant amounts of such shares without an unfavorable impact on prevailing market prices.

Real Estate Investment Trusts. Real estate investment trusts (“REITs”) may be exposed to the risks associated with the ownership of real estate which include, among other factors, changes in general U.S., global and local economic conditions, declines in real estate values, changes in the financial health of tenants, overbuilding and increased competition for tenants, oversupply of properties for sale, changing demographics, changes in interest rates, tax rates and other operating expenses, changes in government regulations, faulty construction and the ongoing need for capital improvements, regulatory and judicial requirements including relating to liability for environmental hazards, changes in neighborhood values and buyer demand and the unavailability of construction financing or mortgage loans at rates acceptable to developers.

Many factors can have an adverse impact on the performance of a REIT, including its cash available for distribution, the credit quality of the REIT or the real estate industry generally. The success of a REIT depends on various factors, including the occupancy and rent levels, appreciation of the underlying property and the ability to raise rents on those properties. Economic recession, overbuilding, tax law changes, higher interest rates or excessive speculation can all negatively impact REITs, their future earnings and share prices. Variations in rental income and space availability and vacancy rates in terms of supply and demand are additional factors affecting real estate generally and REITs in particular. Properties owned by a REIT may not be adequately insured against certain losses and may be subject to significant environmental liabilities, including remediation costs. Additionally, REITs may not be diversified and are subject to the risks of financing projects. The real estate industry may be cyclical, and, if REIT securities are acquired at or near the top of the cycle, there is increased risk of a decline in value of the REIT securities. At various points in time, demand for certain types of real estate may inflate the value of real estate. This may increase the risk of a substantial decline in the value of such real estate and increase the risk of a decline in the value of the securities. REITs are also subject to defaults by borrowers and the market’s perception of the REIT industry generally. Because of their structure and a current legal requirement that they distribute at least 90% of their taxable income to shareholders annually, REITs require frequent amounts of new funding, through both borrowing money and issuing stock. Thus, REITs historically have frequently issued substantial amounts of new equity shares (or equivalents) to purchase or build new properties. This may adversely affect REIT equity share market prices. Both existing and new share issuances may have an adverse effect on these prices in the future, especially if REITs issue stock when real estate prices are relatively high and stock prices are relatively low.

Mortgage REITs engage in financing real estate, purchasing or originating mortgages and mortgage-backed securities and earning income from the interest on these investments. Such REITs face risks similar to those of other financial firms, such as changes in interest rates, general market conditions and credit risk, in addition to risks associated with an investment in real estate. The Federal Reserve began raising interest rates in 2022 and signaled an expectation to continue to do so in response to inflation. The risks associated with rising interest rates are heightened for bonds and other fixed income securities.

Master Limited Partnerships. Master limited partnerships (“MLPs”) are limited partnerships or limited liability companies that are generally taxed as partnerships whose interests are traded on securities exchanges. MLP ownership generally consists of a general partner and limited partners. The general partner manages the partnership, has an ownership stake in the partnership and is eligible to receive an incentive distribution. The limited partners provide capital to the partnership, have a limited (if any) role in the operation and management of the partnership and receive cash distributions. Most MLPs generally operate in the energy, natural resources or real estate sectors and are subject to the risks generally applicable to companies in those sectors. MLPs are also subject to the risk that authorities could challenge the tax treatment of MLPs for federal income tax purposes which could have a negative impact on the after-tax income available for distribution by the MLPs.

Bond Quality Risk. Bond quality risk is the risk that a bond will fall in value if a rating agency decreases or withdraws the bond’s rating.

Prepayment Risk. When interest rates fall, among other factors, the issuer of a fixed income security may prepay its obligations earlier than expected. Such amounts will result in early distributions to an investor who may be unable to reinvest such amounts at the yields originally invested which could adversely impact the value of your investment. Certain bonds include call provisions which expose such an investor to call risk. Call risk is the risk that the issuer prepays or “calls” a bond before its stated maturity. An issuer might call a bond if interest rates, in general, fall and the bond pays a higher interest rate or if it no longer needs the money for the original purpose. If an issuer calls a bond, the holder of such bond will receive principal but will not receive any future interest distributions on the bond. Such investor might not be able to reinvest this principal at as high a yield. A bond’s call price could be less than the price paid for the bond and could be below the bond’s par value. Certain bonds may also be subject to extraordinary optional or mandatory redemptions if certain events occur, such as certain changes in tax laws, the substantial damage or destruction by fire or other casualty of the project for which the proceeds of the bonds were used and various other events.

Extension Risk. When interest rates rise, among other factors, issuers of a security may pay off obligations more slowly than expected causing the value of such obligations to fall.

“When Issued” and “Delayed Delivery” Bonds. Certain debt obligations may have been purchased on a “when, as and if issued” or “delayed delivery” basis. The delivery of any such bonds may be delayed or may not occur. Interest on these bonds begins accruing to the benefit of investors on their respective dates of delivery. Investors will be “at risk” with respect to all “when, as and if issued” and “delayed delivery” bonds (i.e., may derive either gain or loss from fluctuations in the values of such bonds) from the date they purchase their investment.

Premium Securities. Certain securities may have been acquired at a market premium from par value at maturity. The coupon interest rates on the premium securities at the time they were purchased by the fund were higher than the current market interest rates for newly issued securities of comparable rating and type. If such interest rates for newly issued and otherwise comparable securities decrease, the market premium of previously issued securities will be increased, and if such interest rates for newly issued comparable securities increase, the market premium of previously issued securities will be reduced, other things being equal. The current returns of securities trading at a market premium are initially higher than the current returns of comparable securities of a similar type issued at currently prevailing interest rates because premium securities tend to decrease in market value as they approach maturity when the face amount becomes payable. Because part of the purchase price is thus returned not at maturity but through current income payments, early redemption of a premium security at par or early prepayments of principal will result in a reduction in yield. Redemption pursuant to call provisions generally will, and redemption pursuant to sinking fund provisions may, occur at times when the redeemed securities have an offering side valuation which represents a premium over par or for original issue discount securities a premium over the accreted value.

Market Discount. Certain fixed income securities may have been acquired at a market discount from par value at maturity. The coupon interest rates on discount securities at the time of purchase are lower than the current market interest rates for newly issued securities of comparable rating and type. If such interest rates for newly issued comparable securities increase, the market discount of previously issued securities will become greater, and if such interest rates for newly issued comparable securities decline, the market discount of previously issued securities will be reduced, other things being equal. Investors should also note that the value of securities purchased at a market discount will increase in value faster than securities purchased at a market premium if interest rates decrease. Conversely, if interest rates increase, the value of securities purchased at a market discount will decrease faster than securities purchased at a market premium. In addition, if interest rates rise, the prepayment risk of higher yielding, premium securities and the prepayment benefit for lower yielding, discount securities will be reduced.

Original Issue Discount Bonds. Original issue discount bonds were initially issued at a price below their face (or par) value. These bonds typically pay a lower interest rate than comparable bonds that were issued at or above their par value. In a stable interest rate environment, the market value of these bonds tends to increase more slowly in early years and in greater increments as the bonds approach maturity. The issuers of these bonds may be able to call or redeem a bond before its stated maturity date and at a price less than the bond’s par value. Under current law, the original issue discount, which is the difference between the stated redemption price at maturity and the issue price of the bonds, is deemed to accrue on a daily basis and the accrued portion is treated as taxable interest income for U.S. federal income tax purposes.

Zero Coupon Bonds. Certain bonds may be “zero coupon” bonds. Zero coupon bonds are purchased at a deep discount because the buyer receives only the right to receive a final payment at the maturity of the bond and does not receive any periodic interest payments. The effect of owning deep discount bonds which do not make current interest payments (such as the zero coupon bonds) is that a fixed yield is earned not only on the original investment but also, in effect, on all discount earned during the life of such obligation. This implicit reinvestment of earnings at the same rate eliminates the risk of being unable to reinvest the income on such obligation at a rate as high as the implicit yield on the discount obligation, but at the same time eliminates the holder’s ability to reinvest at higher rates in the future. For this reason, zero coupon bonds are subject to substantially greater price fluctuations during periods of changing market interest rates than are securities of comparable quality which pay interest.

Restricted Securities. Certain securities may only be resold pursuant to Rule 144A under the Securities Act. Such securities may not be readily marketable. Restricted securities may be sold only to purchasers meeting certain eligibility requirements in privately negotiated transactions or in a public offering with respect to which a registration statement is in effect under the Securities Act. Where registration of such securities under the Securities Act is required, an owner may be obligated to pay all or part of the registration expenses and a considerable period may elapse between the time of the decision to sell and the time an owner may be permitted to sell a security under an effective registration statement. If, during such a period, adverse market conditions were to develop, an owner might obtain a less favorable price than that which prevailed when it decided to sell.

Preferred Security Risks. Preferred securities include preferred stocks, trust preferred securities, subordinated or junior notes and debentures and other similarly structured securities. Preferred securities combine some of the characteristics of common stocks and bonds. Preferred securities generally pay fixed or adjustable rate income in the form of dividends or interest to investors. Preferred securities generally have preference over common stock in the payment of income and the liquidation of a company’s assets. However, preferred securities are typically subordinated to bonds and other debt instruments in a company’s capital structure and therefore will be subject to greater credit risk than those debt instruments. Because of their subordinated position in the capital structure of an issuer, the ability to defer dividend or interest payments for extended periods of time without triggering an event of default for the issuer and certain other features, preferred securities are often treated as equity-like instruments by both issuers and investors, as their quality and value are heavily dependent on the profitability and cash flows of the issuer rather than on any legal claims to specific assets. Preferred securities are often callable at their par value at some point in time after their original issuance date. Income payments on preferred securities are generally stated as a percentage of these par values although certain preferred securities provide for variable or additional participation payments.

While some preferred securities are issued with a final maturity date, others are perpetual in nature. In certain instances, a final maturity date may be extended and/or the final payment of principal may be deferred at the issuer’s option for a specified time without triggering an event of default for the issuer. Preferred securities generally may be subject to provisions that allow an issuer, under certain conditions, to skip (“non-cumulative” preferred securities) or defer (“cumulative” preferred securities) distributions. The issuer of a non-cumulative preferred security does not have an obligation to make up any arrearages to holders of such securities and non-cumulative preferred securities can defer distributions indefinitely. Cumulative preferred securities typically contain provisions that allow an issuer, at its discretion, to defer distributions payments for up to 10 years. If a preferred security is deferring its distribution, investors may be required to recognize income for tax purposes while they are not receiving any income. In certain circumstances, an issuer of preferred securities may redeem the securities during their life. For certain types of preferred securities, a redemption may be triggered by a change in federal income tax or securities laws. As with call provisions, a redemption by the issuer may negatively impact the return of the security. Preferred security holders generally have no voting rights with respect to the issuing company except in very limited situations, such as if the issuer fails to make income payments for a specified period of time or if a declaration of default occurs and is continuing. Preferred securities may be substantially less liquid than many other securities, such as U.S. government securities or common stock. The federal income tax treatment of preferred securities may not be clear or may be subject to recharacterization by the Internal Revenue Service. Issuers of preferred securities may be in industries that are heavily regulated and that may receive government funding. The value of preferred securities issued by these companies may be affected by changes in government policy, such as increased regulation, ownership restrictions, deregulation or reduced government funding.

Preferred stocks are a category of preferred securities that are typically considered equity securities and make income payments from an issuer’s after-tax profits that are treated as dividends for tax purposes. While they generally provide for specified income payments as a percentage of their par value, these payments generally do not carry the same set of guarantees afforded to bondholders and have higher risks of non-payment or deferral.

Certain preferred securities may be issued by trusts or other special purpose entities established by operating companies and are therefore not direct obligations of operating companies. At the time a trust or special purpose entity sells its preferred securities to investors, the trust or special purpose entity generally purchases debt of the operating company with terms comparable to those of the trust or special purpose entity securities. The trust or special purpose entity, as the holder of the operating company’s debt, has priority with respect to the operating company’s earnings and profits over the operating company’s common shareholders, but is typically subordinated to other classes of the operating company’s debt. Distribution payments of trust preferred securities generally coincide with interest payments on the underlying obligations. Distributions from trust preferred securities are typically treated as interest rather than dividends for federal income tax purposes and therefore, are not eligible for the dividends-received deduction or the lower federal tax rates applicable to qualified dividends. Trust preferred securities generally involve the same risks as traditional preferred stocks but are also subject to unique risks, including risks associated with income payments only being made if payments on the underlying obligations are made. Typically, a trust preferred security will have a rating that is below that of its corresponding operating company’s senior debt securities due to its subordinated nature.

Subordinated or junior notes or debentures are securities that generally have priority to common stock and other preferred securities in a company’s capital structure but are subordinated to other bonds and debt instruments in a company’s capital structure. As a result, these securities will be subject to greater credit risk than those senior debt instruments and will not receive income payments or return of principal in the event of insolvency until all obligations on senior debt instruments have been made. Distributions from these securities are typically treated as interest rather than dividends for federal income tax purposes and therefore, are not eligible for the dividends-received deduction or the lower federal tax rates applicable to qualified dividends. Investments in subordinated or junior notes or debentures also generally involve risks similar to risks of other preferred securities described above.

High Yield Securities. “High yield” or “junk” securities, the generic names for securities rated below BBB by S&P Global Ratings, a division of S&P Global, Inc. (“S&P”) or below Baa by Moody’s Investors Service, Inc. (“Moody’s”) (or similar ratings of other rating agencies), are frequently issued by corporations in the growth stage of their development, by established companies whose operations or industries are depressed or by highly leveraged companies purchased in leveraged buyout transactions. These obligations that are considered below “investment grade” and should be considered speculative as such ratings indicate a quality of less than investment grade. High yield securities are generally not listed on a national securities exchange. Trading of high yield securities, therefore, takes place primarily in over-the-counter markets that consist of groups of dealer firms that are typically major securities firms. Because the high yield security market is a dealer market, rather than an auction market, no single obtainable price for a given security prevails at any given time. Prices are determined by negotiation between traders. The existence of a liquid trading market for the securities may depend on whether dealers will make a market in the securities. There can be no assurance that a market will be made for any of the securities, that any market for the securities will be maintained or of the liquidity of the securities in any markets made. Not all dealers maintain markets in all high yield securities. Therefore, since there are fewer traders in these securities than there are in “investment grade” securities, the bid-offer spread is usually greater for high yield securities than it is for investment grade securities. The price at which the securities may be sold to meet redemptions and the value of a trust may be adversely affected if trading markets for the securities are limited or absent.

An investment in “high yield, high-risk” debt obligations or “junk” obligations may include increased credit risks and the risk that the value of the units will decline and may decline precipitously, with increases in interest rates. During certain periods there have been wide fluctuations in interest rates and thus in the value of debt obligations generally. Certain high yield securities may be subject to greater market fluctuations and risk of loss of income and principal than are investments in lower-yielding, higher-rated securities, and their value may decline precipitously because of increases in interest rates, not only because the increases in rates generally decrease values, but also because increased rates may indicate a slowdown in the economy and a decrease in the value of assets generally that may adversely affect the credit of issuers of high yield, high-risk securities resulting in a higher incidence of defaults among high yield, high-risk securities. A slowdown in the economy or a development adversely affecting an issuer’s creditworthiness, may result in the issuer being unable to maintain earnings or sell assets at the rate and at the prices, respectively, that are required to produce sufficient cash flow to meet its interest and principal requirements. For an issuer that has outstanding both senior commercial bank debt and subordinated high yield, high-risk securities, an increase in interest rates will increase that issuer’s interest expense insofar as the interest rate on the bank debt is fluctuating. However, many leveraged issuers enter into interest rate protection agreements to fix or cap the interest rate on a large portion of their bank debt. This reduces exposure to increasing rates, but reduces the benefit to the issuer of declining rates. The sponsor cannot predict future economic policies or their consequences or, therefore, the course or extent of any similar market fluctuations in the future.

Lower-rated securities tend to offer higher yields than higher-rated securities with the same maturities because the creditworthiness of the issuers of lower-rated securities may not be as strong as that of other issuers. Moreover, if a security is recharacterized as equity by the Internal Revenue Service for federal income tax purposes, the issuer’s interest deduction with respect to the security will be disallowed and this disallowance may adversely affect the issuer’s credit rating. Because investors generally perceive that there are greater risks associated with the lower-rated securities, the yields and prices of these securities tend to fluctuate more than higher- rated securities with changes in the perceived quality of the credit of their issuers. In addition, the market value of high yield, high-risk securities may fluctuate more than the market value of higher-rated securities since these securities tend to reflect short-term credit development to a greater extent than higher-rated securities. Lower-rated securities generally involve greater risks of loss of income and principal than higher-rated securities. Issuers of lower-rated securities may possess fewer creditworthiness characteristics than issuers of higher-rated securities and, especially in the case of issuers whose obligations or credit standing have recently been downgraded, may be subject to claims by debt-holders, owners of property leased to the issuer or others which, if sustained, would make it more difficult for the issuers to meet their payment obligations. High yield, high-risk securities are also affected by variables such as interest rates, inflation rates and real growth in the economy.

Should the issuer of any security default in the payment of principal or interest, the holders of such security may incur additional expenses seeking payment on the defaulted security. Because the amounts (if any) recovered in payment under the defaulted security may not be reflected in the value of a fund held by a trust or units of a trust until actually received, and depending upon when a unitholder purchases or sells his or her units, it is possible that a unitholder would bear a portion of the cost of recovery without receiving any portion of the payment recovered.

High yield, high-risk securities are generally subordinated obligations. The payment of principal (and premium, if any), interest and sinking fund requirements with respect to subordinated obligations of an issuer is subordinated in right of payment to the payment of senior obligations of the issuer. Senior obligations generally include most, if not all, significant debt obligations of an issuer, whether existing at the time of issuance of subordinated debt or created thereafter. Upon any distribution of the assets of an issuer with subordinated obligations upon dissolution, total or partial liquidation or reorganization of or similar proceeding relating to the issuer, the holders of senior indebtedness will be entitled to receive payment in full before holders of subordinated indebtedness will be entitled to receive any payment. Moreover, generally no payment with respect to subordinated indebtedness may be made while there exists a default with respect to any senior indebtedness. Thus, in the event of insolvency, holders of senior indebtedness of an issuer generally will recover more, ratably, than holders of subordinated indebtedness of that issuer.

Municipal Bonds. Certain municipal bonds are “general obligation bonds” and are general obligations of a governmental entity that are backed by the taxing power of such entity. Other municipal bonds are “revenue bonds” payable from the income of a specific project or authority and are not supported by the issuer’s power to levy taxes. General obligation bonds are secured by the issuer’s pledge of its faith, credit and taxing power for the payment of principal and interest. Revenue bonds, on the other hand, are payable only from the revenues derived from a particular facility or class of facilities or, in some cases, from the proceeds of a special excise tax or other specific revenue source. There are, of course, variations in the security of the different bonds, both within a particular classification and between classifications, depending on numerous factors. The COVID-19 pandemic, or any future public health crisis, may adversely affect the financial conditions of many states and political subdivisions, and could negatively impact the value of bonds issued by states and political subdivisions, as well as the ability of such entities to make payments when due.

Certain municipal bonds may be obligations which derive their payments from mortgage loans. Certain of such housing bonds may be insured by the Federal Housing Administration or may be single family mortgage revenue bonds issued for the purpose of acquiring from originating financial institutions notes secured by mortgages on residences located within the issuer’s boundaries and owned by persons of low or moderate income. Mortgage loans are generally partially or completely prepaid prior to their final maturities as a result of events such as sale of the mortgaged premises, default, condemnation or casualty loss. Because these bonds are subject to extraordinary mandatory redemption in whole or in part from such prepayments of mortgage loans, a substantial portion of such bonds will probably be redeemed prior to their scheduled maturities or even prior to their ordinary call dates. Extraordinary mandatory redemption without premium could also result from the failure of the originating financial institutions to make mortgage loans in sufficient amounts within a specified time period. Additionally, unusually high rates of default on the underlying mortgage loans may reduce revenues available for the payment of principal of or interest on such mortgage revenue bonds. These bonds were issued under provisions of the Internal Revenue Code, which include certain requirements relating to the use of the proceeds of such bonds in order for the interest on such bonds to retain its tax-exempt status. In each case the issuer of the bonds has covenanted to comply with applicable requirements and bond counsel to such issuer has issued an opinion that the interest on the bonds is exempt from federal income tax under existing laws and regulations.

Certain municipal bonds may be health care revenue bonds. Ratings of bonds issued for health care facilities are often based on feasibility studies that contain projections of occupancy levels, revenues and expenses. A facility’s gross receipts and net income available for debt service may be affected by future events and conditions including, among other things, demand for services and the ability of the facility to provide the services required, physicians’ confidence in the facility, management capabilities, competition with other health care facilities, efforts by insurers and governmental agencies to limit rates, legislation establishing state rate-setting agencies, expenses, the cost and possible unavailability of malpractice insurance, the funding of Medicare, Medicaid and other similar third party pay or programs, government regulation and the termination or restriction of governmental financial assistance, including that associated with Medicare, Medicaid and other similar third party pay or programs.

Certain municipal bonds may be obligations of public utility issuers, including those selling wholesale and retail electric power and gas. General problems of such issuers would include the difficulty in financing large construction programs, the limitations on operations and increased costs and delays attributable to environmental considerations, the difficulty of the capital market in absorbing utility debt, the difficulty in obtaining fuel at reasonable prices and the effect of energy conservation. In addition, federal, state and municipal governmental authorities may from time to time review existing, and impose additional, regulations governing the licensing, construction and operation of nuclear power plants, which may adversely affect the ability of the issuers of certain bonds to make payments of principal and/or interest on such bonds.

Certain municipal bonds may be obligations of issuers whose revenues are derived from the sale of water and/or sewerage services. Such bonds are generally payable from user fees. The problems of such issuers include the ability to obtain timely and adequate rate increases, population decline resulting in decreased user fees, the difficulty of financing large construction programs, the limitations on operations and increased costs and delays attributable to environmental considerations, the increasing difficulty of obtaining or discovering new supplies of fresh water, the effect of conservation programs and the impact of “no-growth” zoning ordinances.

Certain municipal bonds may be industrial revenue bonds (“IRBs”). IRBs have generally been issued under bond resolutions pursuant to which the revenues and receipts payable under the arrangements with the operator of a particular project have been assigned and pledged to purchasers. In some cases, a mortgage on the underlying project may have been granted as security for the IRBs. Regardless of the structure, payment of IRBs is solely dependent upon the creditworthiness of the corporate operator of the project or corporate guarantor. Corporate operators or guarantors may be affected by many factors which may have an adverse impact on the credit quality of the particular company or industry. These include cyclicality of revenues and earnings, regulatory and environmental restrictions, litigation resulting from accidents or environmentally-caused illnesses, extensive competition and financial deterioration resulting from a corporate restructuring pursuant to a leveraged buy-out, takeover or otherwise. Such a restructuring may result in the operator of a project becoming highly leveraged which may impact on such operator’s creditworthiness which in turn would have an adverse impact on the rating and/or market value of such bonds. Further, the possibility of such a restructuring may have an adverse impact on the market for and consequently the value of such bonds, even though no actual takeover or other action is ever contemplated or effected.

Certain municipal bonds may be obligations that are secured by lease payments of a governmental entity (“lease obligations”). Lease obligations are often in the form of certificates of participation. Although the lease obligations do not constitute general obligations of the municipality for which the municipality’s taxing power is pledged, a lease obligation is ordinarily backed by the municipality’s covenant to appropriate for and make the payments due under the lease obligation. However, certain lease obligations contain “non-appropriation” clauses which provide that the municipality has no obligation to make lease payments in future years unless money is appropriated for such purpose on a yearly basis. A governmental entity that enters into such a lease agreement cannot obligate future governments to appropriate for and make lease payments but covenants to take such action as is necessary to include any lease payments due in its budgets and to make the appropriations therefor. A governmental entity’s failure to appropriate for and to make payments under its lease obligation could result in insufficient funds available for payment of the obligations secured thereby. Although “non-appropriation” lease obligations are secured by the leased property, disposition of the property in the event of foreclosure might prove difficult.

Certain municipal bonds may be obligations of issuers which are, or which govern the operation of, schools, colleges and universities and whose revenues are derived mainly from ad valorem taxes or for higher education systems, from tuition, dormitory revenues, grants and endowments. General problems relating to school bonds include litigation contesting the state constitutionality of financing public education in part from ad valorem taxes, thereby creating a disparity in educational funds available to schools in wealthy areas and schools in poor areas. Litigation or legislation on this issue may affect the sources of funds available for the payment of school bonds. General problems relating to college and university obligations include the prospect of declining student enrollment, possible inability to raise tuitions and fees sufficiently to cover operating costs, the uncertainty of continued receipt of federal grants and state funding and government legislation or regulations which may adversely affect the revenues or costs of such issuers.

Certain municipal bonds may be obligations which are payable from and secured by revenues derived from the ownership and operation of facilities such as airports, bridges, turnpikes, port authorities, convention centers and arenas. The major portion of an airport’s gross operating income is generally derived from fees received from signatory airlines pursuant to use agreements which consist of annual payments for leases, occupancy of certain terminal space and service fees. Airport operating income may therefore be affected by the ability of the airlines to meet their obligations under the use agreements. From time to time the air transport industry has experienced significant variations in earnings and traffic, due to increased competition, excess capacity, increased costs, deregulation, traffic constraints and other factors, and several airlines have experienced severe financial difficulties. Similarly, payment on bonds related to other facilities is dependent on revenues from the projects, such as user fees from ports, tolls on turnpikes and bridges and rents from buildings. Therefore, payment may be adversely affected by reduction in revenues due to such factors as increased cost of maintenance, decreased use of a facility, lower cost of alternative modes of transportation, scarcity of fuel and reduction or loss of rents.

Certain municipal bonds may be obligations which are payable from and secured by revenues derived from the operation of resource recovery facilities. Resource recovery facilities are designed to process solid waste, generate steam and convert steam to electricity. Resource recovery bonds may be subject to extraordinary optional redemption at par upon the occurrence of certain circumstances, including but not limited to: destruction or condemnation of a project; contracts relating to a project becoming void, unenforceable or impossible to perform; changes in the economic availability of raw materials, operating supplies or facilities necessary for the operation of a project; technological or other unavoidable changes adversely affecting the operation of a project; and administrative or judicial actions which render contracts relating to the projects void, unenforceable or impossible to perform or impose unreasonable burdens or excessive liabilities. No one can predict the causes or likelihood of the redemption of resource recovery bonds prior to the stated maturity of the bonds.

Certain municipal bonds may have been acquired at a market discount from par value at maturity. A “tax-exempt” municipal bond purchased at a market discount and held to maturity will have a larger portion of its total return in the form of taxable income and capital gain and less in the form of tax-exempt interest income than a comparable bond newly issued at current market rates.

Certain municipal bonds may be subject to redemption prior to their stated maturity date pursuant to sinking fund provisions, call provisions or extraordinary optional or mandatory redemption provisions or otherwise. A sinking fund is a reserve fund accumulated over a period of time for retirement of debt. A callable debt obligation is one which is subject to redemption or refunding prior to maturity at the option of the issuer. A refunding is a method by which a debt obligation is redeemed, at or before maturity, by the proceeds of a new debt obligation. In general, call provisions are more likely to be exercised when the offering side valuation is at a premium over par than when it is at a discount from par. The exercise of redemption or call provisions will (except to the extent the proceeds of the called bonds are used to pay for unit redemptions) result in the distribution of principal and may result in a reduction in the amount of subsequent interest distributions. Extraordinary optional redemptions and mandatory redemptions result from the happening of certain events. Generally, events that may permit the extraordinary optional redemption of bonds or may require the mandatory redemption of bonds include, among others: a final determination that the interest on the bonds is taxable; the substantial damage or destruction by fire or other casualty of the project for which the proceeds of the bonds were used; an exercise by a local, state or federal governmental unit of its power of eminent domain to take all or substantially all of the project for which the proceeds of the bonds were used; changes in the economic availability of raw materials, operating supplies or facilities; technological or other changes which render the operation of the project for which the proceeds of the bonds were used uneconomic; changes in law or an administrative or judicial decree which renders the performance of the agreement under which the proceeds of the bonds were made available to finance the project impossible or which creates unreasonable burdens or which imposes excessive liabilities, such as taxes, not imposed on the date the bonds are issued on the issuer of the bonds or the user of the proceeds of the bonds; an administrative or judicial decree which requires the cessation of a substantial part of the operations of the project financed with the proceeds of the bonds; an overestimate of the costs of the project to be financed with the proceeds of the bonds resulting in excess proceeds of the bonds which may be applied to redeem bonds; or an underestimate of a source of funds securing the bonds resulting in excess funds which may be applied to redeem bonds. The issuer of certain bonds may have sold or reserved the right to sell, upon the satisfaction of certain conditions, to third parties all or any portion of its rights to call bonds in accordance with the stated redemption provisions of such bonds. In such a case the issuer no longer has the right to call the bonds for redemption unless it reacquires the rights from such third party. A third party pursuant to these rights may exercise the redemption provisions with respect to a bond at a time when the issuer of the bond might not have called a bond for redemption had it not sold such rights. No one can predict all of the circumstances which may result in such redemption of an issue of bonds. See also the discussion of single-family mortgage and multi-family revenue bonds above for more information on the call provisions of such bonds.

Convertible Securities. Convertible securities are generally debt obligations or preferred stock of a company that are convertible into another security of the company, typically common stock. Convertible securities generally offer lower interest or dividend yields than non-convertible fixed-income securities of similar credit quality because of the potential for capital appreciation. The market values of convertible securities tend to decline as interest rates increase and, conversely, to increase as interest rates decline. However, a convertible security’s market value also tends to reflect the market price of the common stock of the issuing company, particularly when the stock price is greater than the convertible security’s conversion price. The conversion price is defined as the predetermined price or exchange ratio at which the convertible security can be converted or exchanged for the underlying common stock. As the market price of the underlying common stock declines below the conversion price, the price of the convertible security tends to be increasingly influenced more by the yield of the convertible security than by the market price of the underlying common stock. Thus, it may not decline in price to the same extent as the underlying common stock, and convertible securities generally have less potential for gain or loss than common stocks. However, mandatory convertible securities (as discussed below) generally do not limit the potential for loss to the same extent as securities convertible at the option of the holder. In the event of a liquidation of the issuing company, holders of convertible securities would be paid before that company’s common stockholders. Consequently, an issuer’s convertible securities generally entail less risk than its common stock. However, convertible securities generally fall below other debt obligations of the same issuer in order of preference or priority in the event of a liquidation and are typically unrated or rated lower than such debt obligations. In addition, contingent payment, convertible securities allow the issuer to claim deductions based on its nonconvertible cost of debt, which generally will result in deduction in excess of the actual cash payments made on the securities (and accordingly, holders will recognize income in amounts in excess of the cash payments received).

Mandatory convertible securities are distinguished as a subset of convertible securities because the conversion is not optional and the conversion price at maturity is based solely upon the market price of the underlying common stock, which may be significantly less than par or the price (above or below par) paid. For these reasons, the risks associated with investing in mandatory convertible securities most closely resemble the risks inherent in common stocks. Mandatory convertible securities customarily pay a higher coupon yield to compensate for the potential risk of additional price volatility and loss upon conversion. Because the market price of a mandatory convertible security increasingly corresponds to the market price of its underlying common stock as the convertible security approaches its conversion date, there can be no assurance that the higher coupon will compensate for the potential loss.

Senior Loans. Senior loans may be issued by banks, other financial institutions and other investors to corporations, partnerships, limited liability companies and other entities to finance leveraged buyouts, recapitalizations, mergers, acquisitions, stock repurchases, debt refinancings and, to a lesser extent, for general operating and other purposes. Senior loans generally are of below investment grade credit quality and may be unrated at the time of investment. They generally are not registered with the SEC or any state securities commission and generally are not listed on any securities exchange.

An investment in senior loans involves risk that the borrowers under senior loans may default on their obligations to pay principal or interest when due. Although senior loans may be secured by specific collateral, there can be no assurance that liquidation of collateral would satisfy the borrower’s obligation in the event of non-payment or that such collateral could be readily liquidated. Senior loans are typically structured as floating rate instruments in which the interest rate payable on the obligation fluctuates with interest rate changes. As a result, the yield on an investment in senior loans will generally decline in a falling interest rate environment and increase in a rising interest rate environment. Additionally, senior loans generally have floating interest rates that may be tied to the London Inter-Bank Offered Rate (“LIBOR”) which has ceased publication. Transitioning to the Secured Overnight Financing Rate, or any alternative reference rate, may affect the value, liquidity or return on certain investments previously based on LIBOR.

The amount of public information available on senior loans generally will be less extensive than that available for other types of assets. No reliable, active trading market currently exists for many senior loans, although a secondary market for certain senior loans does exist. Senior loans are thus relatively illiquid. If a fund held by a trust invests in senior loans, liquidity of a senior loan refers to the ability of the fund to sell the investment in a timely manner at a price approximately equal to its value on the fund’s books. The illiquidity of senior loans may impair a fund’s ability to realize the full value of its assets in the event of a voluntary or involuntary liquidation of such assets. Because of the lack of an active trading market, illiquid securities are also difficult to value and prices provided by external pricing services may not reflect the true value of the securities. However, many senior loans are of a large principal amount and are held by financial institutions. To the extent that a secondary market does exist for certain senior loans, the market may be subject to irregular trading activity, wide bid/ask spreads and extended trade settlement periods. The market for senior loans could be disrupted in the event of an economic downturn or a substantial increase or decrease in interest rates. This could result in increased volatility in the market and in a trust’s net asset value.

If legislation or state or federal regulators impose additional requirements or restrictions on the ability of financial institutions to make loans that are considered highly leveraged transactions, the availability of senior loans for investment may be adversely affected. In addition, such requirements or restrictions could reduce or eliminate sources of financing for certain borrowers. This would increase the risk of default. If legislation or federal or state regulators require financial institutions to dispose of senior loans that are considered highly leveraged transactions or subject such senior loans to increased regulatory scrutiny, financial institutions may determine to sell such senior loans. Such sales could result in depressed prices. The price for the senior loan may be adversely affected if sold at a time when a financial institution is engaging in such a sale.

Some senior loans are subject to the risk that a court, pursuant to fraudulent conveyance or other similar laws, could subordinate the senior loans to presently existing or future indebtedness of the borrower or take other action detrimental to lenders. Such court action could under certain circumstances include invalidation of senior loans. Any lender, which could include a fund held by a trust, is subject to the risk that a court could find the lender liable for damages in a claim by a borrower arising under the common laws of tort or contracts or anti-fraud provisions of certain securities laws for actions taken or omitted to be taken by the lenders under the relevant terms of a loan agreement or in connection with actions with respect to the collateral underlying the senior loan.

Covenant-Lite Loans. Certain funds held by a trust may invest significantly in “covenant-lite” loans, which are loans made with minimal protections for the lender. Because covenant-lite loans are less restrictive on borrowers and provide less protection for lenders than typical corporate loans, the risk of default may be significantly higher. Covenant-lite loans contain fewer maintenance covenants, or no maintenance covenants at all, than traditional loans and may not include terms that allow the lender to monitor the financial performance of the borrower and declare a default if certain criteria are breached. This may hinder a fund’s ability to reprice credit risk associated with the borrower and reduce the fund’s ability to restructure a problematic loan and mitigate potential loss. As a result, the fund’s exposure to losses on such investments is increased, especially during a downturn in the credit cycle. Risks associated with investments in covenant-lite loans may be significant in current market conditions.

Floating Rate Instruments. A floating rate security is an instrument in which the interest rate payable on the obligation fluctuates on a periodic basis based upon changes in a benchmark, often related to interest rates. As a result, the yield on such a security will generally decline with negative changes to the benchmark, causing an investor to experience a reduction in the income it receives from such securities. A sudden and significant increase in the applicable benchmark may increase the risk of payment defaults and cause a decline in the value of the security.

Asset-Backed Securities. Asset-backed securities (“ABS”) are securities backed by pools of loans or other receivables. ABS are created from many types of assets, including auto loans, credit card receivables, home equity loans and student loans. ABS are issued through special purpose vehicles that are bankruptcy remote from the issuer of the collateral. The credit quality of an ABS transaction depends on the performance of the underlying assets. To protect ABS investors from the possibility that some borrowers could miss payments or even default on their loans, ABS include various forms of credit enhancement. Some ABS, particularly home equity loan transactions, are subject to interest rate risk and prepayment risk. A change in interest rates can affect the pace of payments on the underlying loans, which in turn, affects total return on the securities. ABS also carry credit or default risk. If many borrowers on the underlying loans default, losses could exceed the credit enhancement level and result in losses to investors in an ABS transaction. Finally, ABS have structure risk due to a unique characteristic known as early amortization, or early payout, risk. Built into the structure of most ABS are triggers for early payout, designed to protect investors from losses. These triggers are unique to each transaction and can include: a big rise in defaults on the underlying loans, a sharp drop in the credit enhancement level or even the bankruptcy of the originator. Once early amortization begins, all incoming loan payments (after expenses are paid) are used to pay investors as quickly as possible based upon a predetermined priority of payment.

Mortgage-Backed Securities. Mortgage-backed securities are a type of ABS representing direct or indirect participations in, or are secured by and payable from, mortgage loans secured by real property and can include single- and multi-class pass-through securities and collateralized mortgage obligations. Mortgage-backed securities are based on different types of mortgages, including those on commercial real estate or residential properties. These securities often have stated maturities of up to thirty years when they are issued, depending upon the length of the mortgages underlying the securities. In practice, however, unscheduled or early payments of principal and interest on the underlying mortgages may make the securities’ effective maturity shorter than this. Rising interest rates tend to extend the duration of mortgage-backed securities, making them more sensitive to changes in interest rates and may reduce the market value of the securities. In addition, mortgage-backed securities are subject to prepayment risk, the risk that borrowers may pay off their mortgages sooner than expected, particularly when interest rates decline.

Sovereign Debt. Sovereign debt instruments are subject to the risk that a governmental entity may delay or refuse to pay interest or repay principal on its sovereign debt, due, for example, to cash flow problems, insufficient foreign currency reserves, political considerations, the relative size of the governmental entity’s debt position in relation to the economy or the failure to put in place required economic reforms. If a governmental entity defaults, it may ask for more time in which to pay or for further loans. There is no legal process for collecting sovereign debt that a government does not pay nor are there bankruptcy proceedings through which all or part of the sovereign debt that a governmental entity has not repaid may be collected.

U.S. Government Obligations Risk. Obligations of U.S. government agencies, authorities, instrumentalities and sponsored enterprises have historically involved little risk of loss of principal if held to maturity. However, not all U.S. government securities are backed by the full faith and credit of the United States. Obligations of certain agencies, authorities, instrumentalities and sponsored enterprises of the U.S. government are backed by the full faith and credit of the United States (e.g., the Government National Mortgage Association); other obligations are backed by the right of the issuer to borrow from the U.S. Treasury (e.g., the Federal Home Loan Banks) and others are supported by the discretionary authority of the U.S. government to purchase an agency’s obligations. Still others are backed only by the credit of the agency, authority, instrumentality or sponsored enterprise issuing the obligation. No assurance can be given that the U.S. government would provide financial support to any of these entities if it is not obligated to do so by law.

Money Market Securities. Certain funds held by a trust may invest in money market securities. If market conditions improve while a fund has temporarily invested some or all of its assets in high quality money market securities, this strategy could result in reducing the potential gain from the market upswing, thus reducing a fund’s opportunity to achieve its investment objective.

Derivatives Risk. Certain funds held by a trust may engage in transactions in derivatives. Derivatives are subject to counterparty risk which is the risk that the other party in a transaction may be unable or unwilling to meet obligations when due. Use of derivatives may increase volatility of a fund and reduce returns. Fluctuations in the value of derivatives may not correspond with fluctuations of underlying exposures. Unanticipated market movements could result in significant losses on derivative positions including greater losses than amounts originally invested and potentially unlimited losses in the case of certain derivatives. There are no assurances that there will be a secondary market available in any derivative position which could result in illiquidity and the inability of a fund to liquidate or terminate positions as valued. Valuation of derivative positions may be difficult and increase during times of market turmoil. Certain derivatives may be used as a hedge against other securities positions; however, hedging can be subject to the risk of imperfect alignment and there are no assurances that a hedge will be achieved as intended which can pose significant loss to a fund. The derivatives market is subject to the risk of changing or increased regulation which may make derivatives more costly, limit the availability of derivatives or otherwise adversely affect the value or performance of derivatives. Examples of increased regulation include, but are not limited to, the imposition of clearing and reporting requirements on transactions that fall within the definition of “swap” and “security-based swap,” increased recordkeeping and reporting requirements, changing definitional and registration requirements and changes to the way that funds’ use of derivatives is regulated. No one can predict the effects of any new governmental regulation that may be implemented on the ability of a fund to use any financial derivative product, and there can be no assurance that any new governmental regulation will not adversely affect a fund’s ability to achieve its investment objective. The federal income tax treatment of a derivative may not be as favorable as a direct investment in the asset that a derivative provides exposure to, which may adversely impact the timing, character and amount of income a fund realizes from its investment. The tax treatment of certain derivatives is unsettled and may be subject to future legislation, regulation or administrative pronouncements. Additionally, the Securities and Exchange Commission (“SEC”) adopted Rule 18f-4 which imposes certain requirements on the usage of derivatives by registered investment companies. Rule 18f-4 imposes limits on the amount of derivatives a fund can enter into, among other requirements, and eliminates other frameworks utilized by funds to comply with Section 18 of the Investment Company Act. Additionally, it requires a fund to treat derivatives as senior securities and requires funds who use more than a limited specified amount of exposure to derivatives to establish a comprehensive derivatives risk management program and appoint a derivatives risk manager. Certain funds held by a trust are required to comply with these requirements which could adversely impact such funds and subsequently a trust.

Options. A trust may hold a fund or funds that write (sell) or purchase options as part of its investment strategy. In addition to general risks associated with derivatives described above, options are considered speculative. When a fund purchases an option, it may lose the premium paid for it if the price of the underlying security or other assets decreases or remains the same (in the case of a call option) or increases or remains the same (in the case of a put option). If a put or call option purchased by a fund were permitted to expire without being sold or exercised, its premium would represent a loss to a fund. To the extent that a fund writes or sells an option, if the decline or increase in the underlying asset is significantly below or above the exercise price of the written option, a fund could experience substantial and potentially unlimited losses.

There can be no assurance that a liquid market for the options will exist when a fund seeks to close out an option position. Reasons for the absence of a liquid secondary market on an exchange may include the following: (i) there may be insufficient trading interest in certain options; (ii) restrictions may be imposed by an exchange on opening transactions or closing transactions or both; (iii) trading halts, suspensions or other restrictions may be imposed with respect to particular classes or series of options; (iv) unusual or unforeseen of an exchange or The Options Clearing Corporation (“OCC”) may not at all times be adequate to handle current trading volume; or (vi) one or more exchanges could, for economic or other reasons, decide or be compelled at some future date to discontinue the trading of options (or a particular class or series of options). If trading were discontinued, the secondary market on that exchange (or in that class or series of options) would cease to exist. However, outstanding options on that exchange that had been issued by the OCC as a result of trades on that exchange would continue to be exercisable in accordance with their terms. A fund’s ability to terminate over-the-counter options is more limited than with exchange-traded options and may involve the risk that broker-dealers participating in such transactions will not fulfill their obligations. If a fund were unable to close out a covered call option that it had written (sold) on a security, it would not be able to sell the underlying security unless the option expired without exercise.

The hours of trading for options may not conform to the hours during which the underlying securities are traded. To the extent that the options markets close before the markets for the underlying securities, significant price and rate movements can take place in the underlying markets that cannot be reflected in the options markets. Additionally, the exercise price of an option may be adjusted downward before the option’s expiration as a result of the occurrence of certain corporate events affecting the underlying equity security, such as extraordinary dividends, stock splits, merger or other extraordinary distributions or events. In certain circumstances, a reduction in the exercise price of an option could reduce a fund’s capital appreciation potential on the underlying security.

To the extent that a fund purchases options pursuant to a hedging strategy, the fund will be subject to the following additional risks. If a put or call option purchased by a fund is not sold when it has remaining value, and if the market price of the underlying security remains equal to or greater than the exercise price (in the case of a put), or remains less than or equal to the exercise price (in the case of a call), the fund will lose its entire investment in the option. Also, where a put or call option on a particular security is purchased to hedge against price movements in a related security, the price of the put or call option may move more or less than the price of the related security. If restrictions on exercise were imposed, a fund might be unable to exercise an option it had purchased. If a fund were unable to close out an option that it had purchased on a security, it would have to exercise the option in order to realize any profit or the option may expire worthless.

The writing (selling) and purchase of options is a highly specialized activity which involves investment techniques and risks different from those associated with ordinary portfolio securities transactions. The successful use of options depends in part on the ability of a fund’s adviser to predict future price fluctuations and, for hedging transactions, the degree of correlation between the options and securities or currency markets.

If a fund employs a covered call strategy, a fund will generally write (sell) call options on a significant portion of the fund’s managed assets. These call options will give the option holder the right, but not the obligation, to purchase a security from the fund at the strike price on or prior to the option’s expiration date. The ability to successfully implement the fund’s investment strategy depends on the fund adviser’s ability to predict pertinent market movements, which cannot be assured. Thus, the use of options may require a fund to sell portfolio securities at inopportune times or for prices other than current market values, may limit the amount of appreciation the fund can realize on an investment or may cause the fund to hold a security that it might otherwise sell. The writer (seller) of an option has no control over the time when it may be required to fulfill its obligation as a writer (seller) of the option. Once an option writer (seller) has received an exercise notice, it cannot affect a closing purchase transaction in order to terminate its obligation under the option and must deliver the underlying security at the exercise price. As the writer (seller) of a covered call option, a fund forgoes, during the option’s life, the opportunity to profit from increases in the market value of the security underlying the call option above the sum of the premium and the strike price of the call option, but has retained the risk of loss should the price of the underlying security decline. The value of the options written (sold) by a fund will be affected by changes in the value and dividend rates of the underlying equity securities, an increase in interest rates, changes in the actual or perceived volatility of securities markets and the underlying securities and the remaining time to the options’ expirations. The value of the options may also be adversely affected if the market for the options becomes less liquid or smaller.

An option is generally considered “covered” if a fund owns the security underlying the call option or has an absolute and immediate right to acquire that security without additional cash consideration (or, if required, liquid cash or other assets are segregated by the fund) upon conversion or exchange of other securities held by the fund. In certain cases, a call option may also be considered covered if a fund holds a call option on the same security as the call option written (sold) provided that certain conditions are met. By writing (selling) covered call options, a fund generally seeks to generate income, in the form of the premiums received for writing (selling) the call options. Investment income paid by a fund to its shareholders (such as a trust) may be derived primarily from the premiums it receives from writing (selling) call options and, to a lesser extent, from the dividends and interest it receives from the equity securities or other investments held in the fund’s portfolio and short-term gains thereon. Premiums from writing (selling) call options and dividends and interest payments made by the securities in a fund’s portfolio can vary widely over time.

Swaps. Certain funds held by a trust may invest in swaps. In addition to general risks associated with derivatives described above, swap agreements involve the risk that the party with whom a fund has entered into the swap will default on its obligation to pay a fund and the risk that a fund will not be able to meet its obligations to pay the other party to the agreement. Swaps entered into by a fund may include, but are not limited to, interest rate swaps, total return swaps and/or credit default swaps. In an interest rate swap transaction, two parties exchange rights to receive interest payments, such as exchanging the right to receive floating rate payments based on a reference interest rate for the right to receive fixed rate payments. In addition to the general risks associated with derivatives and swaps described above, interest rate swaps are subject to interest rate risk and credit risk. In a total return swap transaction, one party agrees to pay another party an amount equal to the total return on a reference asset during a specified period of time in return for periodic payments based on a fixed or variable interest rate or on the total return from a different reference asset. In addition to the general risks associated with derivatives and swaps described above, total return swaps could result in losses if the reference asset does not perform as anticipated and these swaps can have the potential for unlimited losses. In a credit default swap transaction, one party makes one or more payments over the term of the contract to the counterparty, provided that no event of default with respect to a specific obligation or issuer has occurred. In return, upon any event of default, such party would receive from the counterparty a payment equal to the par (or other agreed-upon) value of such specified obligation. In addition to general risks associated with derivatives and swaps described above, credit default swaps involve special risks because they are difficult to value, are highly susceptible to liquidity and credit risk and generally pay a return to the party that has paid the premium only in the event of an actual default by the issuer of the underlying obligation (as opposed to a credit downgrade or other indication of financial difficulty).

Forward Foreign Currency Exchange Contracts. Certain funds held by a trust may engage in forward foreign currency exchange transactions. Forward foreign exchange transactions are contracts to purchase or sell a specified amount of a specified currency or multinational currency unit at a price and future date set at the time of the contract. Forward foreign currency exchange contracts do not eliminate fluctuations in the value of non-U.S. securities but rather allow a fund to establish a fixed rate of exchange for a future point in time. This strategy can have the effect of reducing returns and minimizing opportunities for gain.

Indexed and Inverse Securities. Certain funds held by a trust may invest in indexed and inverse securities. In addition to general risks associated with derivatives described above, indexed and inverse securities are subject to risk with respect to the value of the particular index. These securities are subject to leverage risk and correlation risk. Certain indexed and inverse securities have greater sensitivity to changes in interest rates or index levels than other securities, and a fund’s investment in such instruments may decline significantly in value if interest rates or index levels move in a way a fund’s management does not anticipate.

Futures. Certain funds held by a trust may engage in futures transactions. In addition to general risks associated with derivatives described above, the primary risks associated with the use of futures contracts and options are (a) the imperfect correlation between the change in market value of the instruments held by a fund and the price of the futures contract or option; (b) possible lack of a liquid secondary market for a futures contract and the resulting inability to close a futures contract when desired; (c) losses caused by unanticipated market movements, which are potentially unlimited; (d) the investment adviser’s inability to predict correctly the direction of securities prices, interest rates, currency exchange rates and other economic factors; and (e) the possibility that the counterparty will default in the performance of its obligations. While futures contracts are generally liquid instruments, under certain market conditions they may become illiquid. Futures exchanges may impose daily or intra-day price change limits and/or limit the volume of trading. Additionally, government regulation may further reduce liquidity through similar trading restrictions.

Repurchase Agreement Risk. A repurchase agreement is a form of short-term borrowing where a dealer sells securities to investors (usually on an overnight basis) and buys them back the following day. If the other party to a repurchase agreement defaults on its obligation under such agreement, a fund held by a trust may suffer delays and incur costs or lose money in exercising its rights under the agreement. If the seller fails to repurchase the security under a repurchase agreement and the market value of such security declines, such fund may lose money.

Short Sales Risk. Certain funds held by a trust may engage in short sales. Because making short sales in securities that it does not own exposes a fund to the risks associated with those securities, such short sales involve speculative exposure risk. A fund will incur a loss as a result of a short sale if the price of the security increases between the date of the short sale and the date on which such fund replaces the security sold short. A fund will realize a gain if the security declines in price between those dates. As a result, if a fund makes short sales in securities that increase in value, it will likely underperform similar funds that do not make short sales in securities they do not own. There can be no assurance that a fund will be able to close out a short sale position at any particular time or at an acceptable price. Although a fund’s gain is limited to the amount at which it sold a security short, its potential loss is limited only by the maximum attainable price of the security, less the price at which the security was sold. Short sale transactions involve leverage because they can provide investment exposure in an amount exceeding the initial investment. A fund may also pay transaction costs and borrowing fees in connection with short sales.

Commodities. Certain funds held by a trust may have exposure to the commodities markets. This exposure could expose such funds and to greater volatility than investment in other securities. The value of investments providing commodity exposure may be affected by changes in overall market movements, commodity index volatility, changes in interest rates or factors affecting a particular industry or commodity, such as drought, floods, weather, embargoes, tariffs and international economic, political and regulatory developments.

Concentration Risk. Concentration risk is the risk that the value of a trust may be more susceptible to fluctuations based on factors that impact a particular sector or industry because the trust provides exposure to investments concentrated within one or more sectors or industries. A portfolio “concentrates” in a sector or industry when securities in a particular sector or industry make up 25% or more of the portfolio.

Communication Services Sector. General risks of communication services companies include rapidly changing technology, rapid product obsolescence, loss of patent protection, cyclical market patterns, evolving industry standards and frequent new product introductions. Certain communication companies are subject to substantial governmental regulation, which among other things, regulates permitted rates of return and the kinds of services that a company may offer. Media and entertainment companies are subject to changing demographics, consumer preferences and changes in the way people communicate and access information and entertainment content. Certain of these companies may be particularly susceptible to cybersecurity threats, which could have an adverse effect on their business. Companies in this sector may be subject to fierce competition for market share from existing competitors and new market entrants. Such competitive pressures are intense and communication stocks can experience extreme volatility.

Companies in the communication sector may encounter distressed cash flows and heavy debt burdens due to the need to commit substantial capital to meet increasing competition and research and development costs. Technological innovations may also make the existing products and services of communication companies obsolete. In addition, companies in this sector can be impacted by a lack of investor or consumer acceptance of new products, changing consumer preferences and lack of standardization or compatibility with existing technologies making implementation of new products more difficult.

Consumer Discretionary Sector. Consumer discretionary companies provide non-essential goods and services, and manufacture products and provide discretionary services directly to the consumer. The profitability of companies that manufacture or sell consumer products may be affected by various factors including the general state of the economy and consumer spending trends. The viability of the retail industry depends on the industry’s ability to adapt and to compete in changing economic and social conditions, to attract and retain capable management, and to finance expansion. In addition, competitiveness of the retail industry may require large capital outlays for technological investments. In many sectors of the retail industry, competition may be fierce due to market saturation, converging consumer tastes and other factors. Many retailers may be involved in entering global markets which entail added risks such as sudden weakening of foreign economies, military actions, difficulty in adapting to local conditions and constraints and added research costs. Changes in demographics and consumer tastes can also affect the demand for, and the success of, consumer discretionary products in the marketplace.

Consumer Staples Sector. Consumer staples companies provide products directly to the consumer that are typically considered non-discretionary items and are based on consumer purchasing habits, including food, beverages, and household items. General risks of consumer staples companies include the general state of the economy, consumer spending trends and production costs. Companies providing these products may be affected by regulation or legislation of various products and production techniques, litigation, marketing campaigns, competitive pricing, consumer confidence, materials costs and other factors impacting consumer demand. Price competition among suppliers may present additional challenges and impact the profitability of companies in this sector. Additionally, weakness in the banking or real estate industry, a recessionary economic climate with the consequent slowdown in employment growth, less favorable trends in unemployment or a marked deceleration in real disposable personal income growth could result in significant pressure on both consumer wealth and consumer confidence, adversely affecting consumer spending habits.

Energy Sector. Energy companies may include but are not limited to companies involved in: production, generation, transmission, marketing, control, or measurement of energy; the provision of component parts or services to companies engaged in the above activities; energy research or experimentation; and environmental activities related to the solution of energy problems, such as energy conservation and pollution control.

The securities of companies in the energy field are subject to changes in value and dividend yield which depend, to a large extent, on the price and supply of energy fuels. Swift price and supply fluctuations may be caused by events relating to international politics, military actions, energy conservation, the success of exploration projects, and tax and other regulatory policies of various governments. As a result of the foregoing, the securities issued by energy companies may be subject to rapid price volatility.

Any future scientific advances concerning new sources of energy and fuels or legislative changes relating to the energy sector or the environment could have a negative impact on the energy sector. Each of the problems referred to could adversely affect the financial stability of the issuers of any energy sector securities.

Financials Sector. Companies in the financials sector may include banks, thrifts and their holding companies, finance companies, investment managers, broker-dealers, insurance and reinsurance companies and mortgage REITs. Financial companies are subject to extensive governmental regulation which may limit their permitted activities and affect their ability to earn a profit. These government actions include, but are not limited to, restrictions on investment activities; increased oversight, regulation and involvement in financial services company practices; adjustments to capital requirements; the acquisition of interests in and the extension of credit to private entities; and increased investigation efforts into the actions of companies and individuals in the financial service industry. There can be no assurance as to the actual impact these laws and their implementing regulations, or any other governmental program, will have on any individual financial company or on the financial markets as a whole.

In addition, deterioration in general economic conditions can have an adverse impact on financial companies. Deteriorating economic fundamentals may increase the risk of default or insolvency of particular financial institutions, negatively impact market value, cause credit spreads to widen and reduce bank balance sheets. Financial difficulties of borrowers, limited access to capital, deterioration of credit markets and unstable interest rates can have a disproportionate effect on the financials sector. Financial companies may be highly dependent upon access to capital markets, and any impediments to such access, such as adverse overall economic conditions or a negative perception in the capital markets of a company’s financial condition or prospects, could adversely affect its business. For example, any failure of a bank can result in disruption to the broader banking industry or markets generally, which may also heighten market volatility and reduce liquidity. Financial markets are becoming increasingly intertwined on a global scale and adverse economic conditions in one country or region may impact financial companies around the world. Companies in the financials sector may also be the targets of hacking and potential theft of proprietary or customer information or disruptions in service, which could have a material adverse effect on their businesses. Financial companies are also subject to intense competition, which could adversely affect the profitability or viability of such companies. Under certain circumstances, financial companies may be required to accept or borrow significant amounts of capital from government sources. There is no guarantee that governments will provide any such relief in the future and no certainty that such relief will mitigate the effects of any failure of a financial institution on the economy or otherwise strengthen public confidence in financial institutions. These actions may cause the securities of many companies in the financials sector to decline in value.

Banks, thrifts and their holding companies are especially subject to the adverse effects of economic recession, currency exchange rates, volatile interest rates, portfolio concentrations in geographic markets, in commercial and residential real estate loans or any particular segment or industry, and competition from new entrants in their fields of business. Bank failures could result in disruption to the broader banking industry or markets generally and reduce confidence in financial institutions and the economy as a whole, which may also heighten market volatility and reduce liquidity. Banks, thrifts and their holding companies are extensively regulated at both the federal and state level and may be adversely affected by increased regulations, which impose strict capital requirements and limitations on the permissible activities that banks and thrifts may pursue. In addition, these companies may face increased competition from non-traditional lending sources as regulatory changes permit new entrants to offer various financial products. Technological advances allow these nontraditional lending sources to cut overhead and permit the more efficient use of customer data. Banks, thrifts and their holding companies face tremendous pressure from mutual funds, brokerage firms and other providers in the competition to furnish services that were traditionally offered by banks and thrifts.

Companies engaged in investment management and broker-dealer activities are subject to volatility in their earnings and share prices that often exceeds the volatility of the equity market in general. Adverse changes in the direction of the stock market, investor confidence, equity transaction volume, the level and direction of interest rates and the outlook of emerging markets could adversely affect the financial stability, as well as the stock prices, of these companies. Additionally, competitive pressures, including increased competition with new and existing competitors, the ongoing commoditization of traditional businesses and the need for increased capital expenditures on new technology could adversely impact the profit margins of companies in the investment management and brokerage industries. Companies involved in investment management and broker-dealer activities are also subject to extensive regulation by government agencies and self-regulatory organizations, and changes in laws, regulations or rules, or in the interpretation of such laws, regulations and rules could adversely affect the stock prices of such companies.

Companies involved in the insurance, reinsurance and risk management industry underwrite, sell or distribute property, casualty and business insurance. Many factors affect insurance, reinsurance and risk management company profits, including but not limited to interest rate movements, the imposition of premium rate caps, a misapprehension of the risks involved in given underwritings, competition and pressure to compete globally, weather catastrophes or other natural or man-made disasters and the effects of client mergers. Already extensive regulated, insurance companies’ profits may be adversely affected by increased government regulations or tax law changes.

In addition to the normal risks of business, companies involved in the insurance and risk management industry are subject to significant risk factors, including those applicable to regulated insurance companies, such as: the inherent uncertainty in the process of establishing property-liability loss reserves, and the fact that ultimate losses could materially exceed established loss reserves, which could have a material adverse effect on results of operations and financial condition; the fact that insurance companies have experienced, and can be expected in the future to experience, catastrophic losses, which could have a material adverse impact on their financial conditions, results of operations and cash flow; the inherent uncertainty in the process of establishing property-liability loss reserves due to changes in loss payment patterns caused by new claim settlement practices; the need for insurance companies and their subsidiaries to maintain appropriate levels of statutory capital and surplus, particularly in light of continuing scrutiny by rating organizations and state insurance regulatory authorities, and in order to maintain acceptable financial strength or claims-paying ability ratings; the extensive regulation and supervision to which insurance companies are subject, and various regulatory and other legal actions; the adverse impact that increases in interest rates could have on the value of an insurance company’s investment portfolio and on the attractiveness of certain of its products; and the uncertainty involved in estimating the availability of reinsurance and the collectability of reinsurance recoverables.

The state insurance regulatory framework is also subject to the risk of federal and state legislatures potentially enacting laws that alter or increase regulation of insurance companies and insurance holding company systems. Previously, Congress and certain federal agencies have investigated the condition of the insurance industry in the United States to determine whether to promulgate additional federal regulation. The sponsor is unable to predict whether any state or federal legislation will be enacted to change the nature or scope of regulation of the insurance industry, or what effect, if any, such legislation would have on the industry.

All insurance companies are subject to state laws and regulations that require diversification of their investment portfolios and limit the amount of investments in certain investment categories. Failure to comply with these laws and regulations would cause non- conforming investments to be treated as non-admitted assets for purposes of measuring statutory surplus and, in some instances, would require divestiture.

Mortgage REITs engage in financing real estate, purchasing or originating mortgages and mortgage-backed securities and earning income from the interest on these investments. Such REITs face risks similar to those of other financial firms, such as changes in interest rates, general market conditions and credit risk, in addition to risks associated with an investment in real estate (as discussed herein).

Health Care Sector. Health care companies involved in advanced medical devices and instruments, drugs and biotech, managed care, hospital management/health services and medical supplies have potential risks unique to their sector of the health care field. These companies are subject to governmental regulation of their products and services, a factor which could have a significant and possibly unfavorable effect on the price and availability of such products or services. Furthermore, such companies face the risk of increasing competition from new products or services, generic drug sales, termination of patent protection for drug or medical supply products and the risk that technological advances will render their products obsolete. The research and development costs of bringing a drug to market are substantial and include lengthy governmental review processes with no guarantee that the product will ever come to market.

Many of these companies may have losses and not offer certain products for several years. Such companies may also have persistent losses during a new product’s transition from development to production, and revenue patterns may be erratic. In addition, health care facility operators may be affected by events and conditions including, among other things, pandemics and epidemics, demand for services, the ability of the facility to provide the services required, physicians’ confidence in the facility, management capabilities, competition with other hospitals, efforts by insurers and governmental agencies to limit rates, legislation establishing state rate-setting agencies, expenses, government regulation, the cost and possible unavailability of malpractice insurance and the termination or restriction of governmental financial assistance, including that associated with Medicare, Medicaid and other similar third-party payor programs. Legislative proposals concerning health care are proposed in Congress from time to time. These proposals may span a wide range of topics, including cost and price controls (which might include a freeze on the prices of prescription drugs), national health insurance incentives for competition in the provision of health care services, tax incentives and penalties related to health care insurance premiums and promotion of prepaid health care plans.

Industrials Sector. General risks of industrials companies include the general state of the economy, intense competition, consolidation, domestic and international politics, excess capacity and consumer spending trends. In addition, capital goods companies may also be significantly affected by overall capital spending levels, economic cycles, technical obsolescence, delays in modernization, limitations on supply of key materials, labor relations, government regulations, government contracts and ecommerce initiatives. Furthermore, certain companies involved in the industry have also faced scrutiny for alleged accounting irregularities that may have led to the overstatement of their financial results, and other companies in the industry may face similar scrutiny.

Industrials companies may also be affected by factors more specific to their individual industries. Industrial machinery manufacturers may be subject to declines in commercial and consumer demand and the need for modernization. Aerospace and defense companies may be influenced by decreased demand for new equipment, aircraft order cancellations, disputes over or ability to obtain or retain government contracts, or changes in government budget priorities, changes in aircraft-leasing contracts and cutbacks in profitable business travel.

Information Technology Sector. Information technology companies generally include companies involved in the development, design, manufacture and sale of computers and peripherals, software and services, data networking and communications equipment, internet access and information providers, semiconductors and semiconductor equipment and other related products, systems and services. The market for these products, especially those specifically related to the internet, may be characterized by rapidly changing technology, product obsolescence, cyclical markets, evolving industry standards and frequent new product introductions. The success of companies in this sector depends, in substantial part, on the timely and successful introduction of new products. An unexpected change in one or more of the technologies affecting a company’s products or in the market for products based on a particular technology could have a material adverse effect on an issuer’s operating results. Furthermore, there can be no assurance that any particular company will be able to respond in a timely manner to compete in the rapidly developing marketplace.

Factors such as announcements of new products or development of new technologies and general conditions of the industry have caused and are likely to cause the market price of high- technology common stocks to fluctuate substantially. In addition, technology company stocks may experience extreme price and volume fluctuations that are often unrelated to the operating performance of such companies. Such market volatility may adversely affect the price of shares of these companies.

Some key components of certain products of technology issuers may be available only from single sources. There can be no assurance that suppliers will be able to meet the demand for components in a timely and cost-effective manner. Accordingly, an issuer’s operating results and customer relationships could be adversely affected by either an increase in price for, or an interruption or reduction in supply of, any key components. Additionally, technology issuers may have a highly concentrated customer base consisting of a limited number of large customers who may require product vendors to comply with rigorous industry standards. Any failure to comply with such standards may result in a significant loss or reduction of sales. Because many products and technologies of technology companies are incorporated into other related products, such companies are often highly dependent on the performance of the personal computer, electronics and telecommunications industries. There can be no assurance that these customers will place additional orders, or that an issuer will obtain orders of similar magnitude as past orders from other customers. Similarly, the success of certain technology companies is tied to a relatively small concentration of products or technologies. Accordingly, a decline in demand of such products, technologies or from such customers could have a material adverse impact on companies in this sector.

Many technology companies rely on a combination of patents, copyrights, trademarks and trade secret laws to establish and protect their proprietary rights in their products and technologies. There can be no assurance that the steps taken to protect proprietary rights will be adequate to prevent misappropriation of technology or that competitors will not independently develop technologies that are substantially equivalent or superior to an issuer’s technology. In addition, due to the increasing public use of the internet and connectivity of devices, information technology companies are increasingly the subject of legal inquiries and legislative proposals. It is possible that new laws and regulations may be adopted to address issues such as privacy, pricing, monopolistic characteristics, and the character and quality of internet products and services. The adoption of any such laws could have a material adverse impact on the issuers of securities in the information technology sector.

Materials Sector. Companies in the basic materials sector are engaged in the manufacture, mining, processing, or distribution of raw materials and intermediate goods used in the industrial sector. These may include materials and products such as chemicals, commodities, forestry products, paper products, copper, iron ore, nickel, steel, aluminum, precious metals, textiles, cement, and gypsum. Basic materials companies may be affected by the volatility of commodity prices, exchange rates, import controls, worldwide competition, depletion of resources, and mandated expenditures for safety and pollution control devices. In addition, they may be adversely affected by technical progress, labor relations and governmental regulation. These companies are also at risk for environmental damage and product liability claims. Production of industrial materials often exceeds demand as a result of over-building or economic downturns, which may lead to poor investment returns.

Real Estate Sector. Real estate companies include REITs and real estate management and development companies. Companies in the real estate sector may be exposed to the risks associated with the ownership of real estate which include, among other factors, changes in general U.S., global and local economic conditions, declines in real estate values, changes in the financial health of tenants, overbuilding and increased competition for tenants, oversupply of properties for sale, changing demographics, changes in interest rates, tax rates and other operating expenses, changes in government regulations, faulty construction and the ongoing need for capital improvements, regulatory and judicial requirements including relating to liability for environmental hazards, changes in neighborhood values and buyer demand and the unavailability of construction financing or mortgage loans at rates acceptable to developers. The performance of a REIT may also be adversely impacted by other factors (discussed above).

Real estate management and development companies often are dependent upon specialized management skills, have limited diversification and are subject to risks inherent in operating and financing a limited number of projects. To the extent such companies focus their business on a particular geographic region of a country, they may also be subject to greater risks of adverse developments in that area. These companies may also be subject to heavy cash flow dependency and defaults by borrowers. Certain real estate management and development companies have a relatively small market capitalization, which may tend to increase the volatility of the market price of these securities.

Utilities Sector. General problems of utility companies include risks of increases in energy and other operating costs; restrictions on operations and increased costs and delays as a result of environmental, nuclear safety and other regulations; regulatory restrictions on the ability to pass increasing wholesale costs along to the retail and business customer; energy conservation; technological innovations that may render existing plants, equipment or products obsolete; the effects of local weather, maturing markets and difficulty in expanding to new markets due to regulatory and other factors; natural or manmade disasters; difficulty obtaining adequate returns on invested capital; the high cost of obtaining financing during periods of inflation; difficulties of the capital markets in absorbing utility debt and equity securities; and increased competition. In addition, taxes, government regulation, international politics including military actions, price and supply fluctuations, volatile interest rates and energy conservation may cause difficulties for utilities. All of such issuers experience certain of these problems to varying degrees.

Aerospace & Defense Industry. The aerospace & defense industry can be significantly affected by government aerospace and defense regulation and spending policies because companies involved in this industry rely to a significant extent on U.S. and other government demand for their products and services. As a result, the financial condition of, and investor interest in, aerospace & defense companies are heavily influenced by governmental defense spending policies which are typically under pressure from efforts to control the U.S. and other government budgets. Aerospace and defense companies operate globally, and geopolitical risks such as regional conflicts, trade disputes, sanctions and political tensions between countries can have a significant impact on these companies. Aerospace and defense companies may be influenced by decreased demand for new equipment, aircraft order cancellations, disputes over or ability to obtain or retain government contracts, or changes in government budget priorities, changes in aircraft-leasing contracts and cutbacks in profitable business travel. Developing and manufacturing aerospace and defense systems is complex and often involves large-scale projects with long development cycles. The research and development involved can include technical challenges, design changes, supply chain issues or budget constraints, which often can lead to cost overruns and serious project delays. Such overruns and delays can adversely impact profitability, erode customer confidence and lead to contract disputes. Aerospace and defense companies rely heavily on digital technology and interconnected systems. This increasing reliance exposes aerospace and defense companies to cybersecurity risks such as cyberattacks on the industry’s infrastructure, intellectual property and sensitive data. Such attacks may result in significant breaches involving data theft, reputational damage and compromises in national security.

California. The trust may be exposed to the risks associated with California broadly through its investment, if any, in funds that invest in obligations of the state of California or various California municipal obligations, and as such may be affected by economic, regulatory or political developments affecting the ability of California issuers to pay interest or repay principal. The information provided below is only a brief summary of the complex factors affecting the financial situation in California and is neither a complete nor a comprehensive description of these factors or an analysis of financial conditions, and it may not be indicative of the financial condition of issuers of obligations or of any particular projects financed with the proceeds of such obligations. Factors such as state or local legislation or policy changes, constitutional limitations affecting the ability of the state and municipalities to address financial downturns without voter approval, the impact of federal tax law changes, erosion of the tax base or reduction in revenues of California or one or more local governments, the threat or the effects of terrorist acts, the effects of possible natural disasters (including but not limited to the risk of earthquakes, climate change, flooding and wildfires), increased demand for entitlement-based and claims-based programs such as Medicaid, public assistance and general public health or other economic or credit problems affecting California generally or any individual locality (which may directly or indirectly affect the state as a whole), and interest rates may impact the California economy and California’s financial condition. California’s economy is the largest among the 50 states and one of the largest in the world, and although California has a relatively diversified economy, it has concentrations in the computer services, software design, motion pictures and high technology manufacturing industries. A trust, through investments in underlying funds, may be susceptible to developments affecting those industries.

A number of laws and constitutional amendments have been enacted in California over the years, often through voter initiatives, which have made it more difficult for the Tate to raise taxes, restricted the use of the general fund of the state treasury or special fund revenues, or otherwise limited the legislature and the Governor’s discretion in enacting budgets, including capping the amount of appropriations under some conditions. Because of the complex nature of these initiatives and the ambiguities and possible inconsistencies in their terms, it is not possible to predict with certainty the impact on California debt obligations or on the ability of California or local governments to pay debt service on such California debt obligations. Further initiatives or changes in laws or the California constitution may also affect the ability of California or local issuers to repay their obligations.

It should be noted that the creditworthiness of obligations issued by local California issuers may be unrelated to the creditworthiness of obligations issued by the state of California, and there is no obligation on the part of the state to make payment on such local obligations in the event of default. Further, a number of agencies and authorities within California issue obligations secured or payable from specified revenue streams. These obligations are not payable from the general fund of the state treasury and carry different ratings than the general obligation bonds of California. None of these revenue bonds are backed by California’s faith and credit or taxing power.

The foregoing information constitutes only a brief summary of some of the general factors which may impact certain issuers of California bonds and does not purport to be a complete or exhaustive description of all adverse conditions to which the issuers of such obligations are subject. Additionally, many factors including national economic, social and environmental policies and conditions, which are not within the control of the issuers of such bonds, could affect or could have an adverse impact on the financial condition of the state and various agencies and political subdivisions thereof. The sponsor is unable to predict whether or to what extent such factors or other factors may affect the issuers of the bonds, the market value or marketability of such bonds or the ability of the respective issuers of such bonds to pay interest on or principal of such bonds.

Please refer to various public documents issued by the state of California for additional information regarding the financial condition of California.

New Jersey. The trust may be exposed to the risks associated with New Jersey broadly through its investment, if any, in funds that invest in obligations of the state of New Jersey or various New Jersey municipal obligations, and as such may be affected by economic, regulatory or political developments affecting the ability of New Jersey issuers to pay interest or repay principal. The information provided below is only a brief summary of the complex factors affecting the financial situation in New Jersey and is neither a complete nor a comprehensive description of these factors or an analysis of financial conditions, and it may not be indicative of the financial condition of issuers of obligations or of any particular projects financed with the proceeds of such obligations. The trust, through its investments in funds that provide exposure to New Jersey, if any, may be affected by the many factors that affect the financial condition of the state of New Jersey. For example, financial difficulties of the state, its counties, municipalities and school districts that hinder efforts to borrow and credit ratings are factors that may impact the funds in which a trust may invest, and therefore, impact the trust.

Although the state exhibits a diverse economy in the central northeast corridor and has elevated resident wealth and education levels, the cost of living and doing business is very high. Employment levels, personal income and commercial activity contribute significantly to New Jersey tax revenues, and the state could suffer from declines in these or other sources of revenue. Certain factors, including, but not limited to, New Jersey’s debt burden, capital outlays, pension plan obligations and liabilities, health care funding obligations, property taxes, and domestic emigration may adversely affect the ability of the issuers of New Jersey municipal securities to make required payments of interest and principal, as well as the market value and marketability of municipal securities held by a fund in which the trust invests.

It should be noted that the creditworthiness of obligations issued by local New Jersey issuers may be unrelated to the creditworthiness of obligations issued by the state of New Jersey, and there may be no obligation on the part of the state to make payment on such local obligations in the event of default. Historically, a positive credit factor for local government in New Jersey is the strong state oversight of local government operations. New Jersey can, and has, seized control of mismanaged jurisdictions with the full takeover of Atlantic City being the most recent. In addition, New Jersey guarantees the debt service of many local government bond issues, such as those for school districts. However, funding for increased pension contributions and other postemployment benefit liabilities could be passed along to local governments if the increased funding becomes untenable for the state. New Jersey has a number of older urban centers, including Newark and Camden, which present a continuing vulnerability with respect to economic and social problems.

The foregoing information constitutes only a brief summary of some of the general factors which may impact certain issuers of New Jersey bonds and does not purport to be a complete or exhaustive description of all adverse conditions to which the issuers of such obligations are subject. Additionally, many factors including national economic, social and environmental policies and conditions, which are not within the control of the issuers of such bonds, could affect or could have an adverse impact on the financial condition of the state and various agencies and political subdivisions thereof. The sponsor is unable to predict whether or to what extent such factors or other factors may affect the issuers of the bonds, the market value or marketability of such bonds or the ability of the respective issuers of such bonds to pay interest on or principal of such bonds.

Please refer to various public documents issued by the state of New Jersey for additional information regarding the financial condition of New Jersey.

New York. The trust may be exposed to the risks associated with New York broadly through its investment, if any, in funds that invest in obligations of the state of New York or various New York municipal obligations, and as such may be affected by economic, regulatory or political developments affecting the ability of New York issuers to pay interest or repay principal. The information provided below is only a brief summary of the complex factors affecting the financial situation in New York and is neither a complete nor a comprehensive description of these factors or an analysis of financial conditions, and it may not be indicative of the financial condition of issuers of obligations or of any particular projects financed with the proceeds of such obligations. The trust, through its investments in funds that provide exposure to New York, if any, may be affected by the many factors that affect the financial condition of the state of New York.

New York’s economy and general financial condition affect the ability of state and local governments to raise revenues to make timely payments on their obligations. Unfavorable developments in any economic sector may have far-reaching ramifications on the overall New

York municipal market. A variety of events, such as, tax base erosion, state constitutional limits on tax increases, budget deficits and other financial difficulties, changes in the credit ratings assigned to New York’s municipal issuers and natural disasters may have an adverse impact on the funds in which a trust may invest. Such events can negatively impact the state’s credit rating, make it more expensive for the state to borrow money, and impact issuers’ ability to pay their obligations.

As the nation’s financial capital, New York’s economy is heavily dependent on the financial sector and may be sensitive to economic problems affecting the sector. New York also faces a particularly large degree of uncertainty from interest rate risk and equity market volatility. The New York economy tends to be more sensitive to monetary policy actions and to movements in the national and world economies than the economies of other states. The New York economy is diversified across the finance, insurance, real estate, entertainment and services sectors. Any downturn in these sectors or related industries may adversely affect the economy of the state. Certain issuers of New York municipal bonds have experienced serious financial difficulties in the past and reoccurrence of these difficulties may impair the ability of certain New York issuers to pay principal or interest on their obligations. The financial health of New York City affects that of the state, and when New York City experiences financial difficulty it may have an adverse effect on municipal bonds of the state.

Provisions of the New York Constitution and state statutes which limit the taxing and spending authority of New York governmental entities may impair the ability of New York issuers to pay principal and/or interest on their obligations. New York’s Constitution, with exceptions for emergencies, limits the amount of general obligation bonds that can be issued to that amount approved by the voters for a single work or purpose in a general election. New York may issue short-term debt without voter approval in anticipation of the receipt of taxes and revenues or proceeds from duly authorized but not issued general obligation bonds. Future New York political and economic developments, constitutional amendments, legislative measures, executive orders, administrative regulations, litigation and voter initiatives as well as environmental events, natural disasters, pandemics, epidemics or social unrest could have an adverse effect on the debt obligations of New York issuers to pay principal or interest on their obligations.

The foregoing information constitutes only a brief summary of some of the general factors which may impact certain issuers of New York bonds and does not purport to be a complete or exhaustive description of all adverse conditions to which the issuers of such obligations are subject. Additionally, many factors including national economic, social and environmental policies and conditions, which are not within the control of the issuers of such bonds, could affect or could have an adverse impact on the financial condition of the state and various agencies and political subdivisions thereof. The sponsor is unable to predict whether or to what extent such factors or other factors may affect the issuers of the bonds, the market value or marketability of such bonds or the ability of the respective issuers of such bonds to pay interest on or principal of such bonds.

Please refer to various public documents issued by the state of New York for additional information regarding the financial condition of New York.

Administration of the Trust

Distributions to Unitholders. Income received by a trust is credited by the trustee to the Income Account for the trust. All other receipts are credited by the trustee to a separate Capital Account for the trust. The trustee will normally distribute any income received by a trust on each distribution date or shortly thereafter to unitholders of record on the preceding record date. A trust will also generally make required distributions or distributions to avoid imposition of tax at the end of each year if it has elected to be taxed as a RIC for federal tax purposes. Unitholders will receive an amount substantially equal to their pro rata share of the available balance of the Income Account of the related trust. All distributions will be net of applicable expenses. There is no assurance that any actual distributions will be made since all dividends and other income distributions received may be used to pay expenses. In addition, excess amounts from the Capital Account of a trust, if any, will be distributed on each distribution date or shortly thereafter to unitholders of record on the preceding record date, provided that the trustee is not required to make a distribution from the Capital Account unless the amount available for distribution is at least $1.00 per 100 units. Proceeds received from the disposition of any of the securities after a record date and prior to the following distribution date will be held in the Capital Account and not distributed until the next distribution date applicable to the Capital Account. Notwithstanding the foregoing, if a trust is designed to be a grantor trust for tax purposes, the trustee is not required to make a distribution from the Income Account or the Capital Account unless the total cash held for distribution equals at least 0.1% of the trust’s net asset value as determined under the trust agreement, provided that the trustee is required to distribute the balance of the Income Account and Capital Account on the distribution date occurring in December of each year. The trustee is not required to pay interest on funds held in the Capital or Income Accounts (but may itself earn interest thereon and therefore benefits from the use of such funds).

The distribution to the unitholders of a trust as of each record date will be made on the following distribution date or shortly thereafter and shall consist of an amount substantially equal to the unitholders’ pro rata share of the available balance of the Income Account of the trust after deducting estimated expenses. Because dividends and other income distributions are not received by a trust at a constant rate throughout the year, such distributions to unitholders are expected to fluctuate. Persons who purchase units will commence receiving distributions only after such person becomes a record owner. A person will become the owner of units, and thereby a unitholder of record, on the date of settlement provided payment has been received. Notification to the trustee of the transfer of units is the responsibility of the purchaser, but in the normal course of business the selling broker-dealer provides such notice.

The trustee will periodically deduct from the Income Account of a trust and, to the extent funds are not sufficient therein, from the Capital Account of the trust amounts necessary to pay the expenses of the trust. The trustee also may withdraw from said accounts such amounts, if any, as it deems necessary to establish a reserve for any governmental charges payable out of a trust. Amounts so withdrawn shall not be considered a part of the related trust’s assets until such time as the trustee shall return all or any part of such amounts to the appropriate accounts. In addition, the trustee may withdraw from the Income and Capital Accounts of a trust such amounts as may be necessary to cover redemptions of units.

Statements to Unitholders. With each distribution, the trustee will furnish to each unitholder a statement of the amount of income and the amount of other receipts, if any, which are being distributed, expressed in each case as a dollar amount per unit.

The accounts of a trust are required to be audited annually, at the related trust’s expense, by independent public accountants designated by the sponsor, unless the sponsor determines that such an audit is not required. The accountants’ report for any audit will be furnished by the trustee to any unitholder upon written request. Within a reasonable period of time after the last business day of each calendar year, the trustee shall furnish to each person who at any time during such calendar year was a unitholder of a trust a statement, covering such calendar year, setting forth for such trust:

(A)	As to the Income Account:

(1)	the amount of income received on the securities (including income received as a portion of the proceeds of any disposition of securities);

(2)	the amounts paid for purchases of replacement securities or for purchases of securities otherwise pursuant to the applicable trust agreement, if any, and for redemptions;

(3)	the deductions, if any, from the Income Account for payment into the Reserve Account;

(4)	the deductions for applicable taxes and fees and expenses of the trustee, the sponsor, the supervisor, counsel, auditors and any other expenses paid by the trust;

(5)	the amounts reserved for purchases of contract securities, for purchases made pursuant to replace failed contract securities or for purchases of securities otherwise pursuant to the applicable trust agreement, if any;

(6)	the aggregate distributions to unitholders; and

(7)	the balance remaining after such deductions and distributions, expressed both as a total dollar amount and as a dollar amount per unit outstanding on the last business day of such calendar year;

(B)	As to the Capital Account:

(1)	the net proceeds received due to sale, maturity, redemption, liquidation or disposition of any of the securities, excluding any portion thereof credited to the Income Account;

(2)	the amount paid for purchases of replacement securities or for purchases of securities otherwise pursuant to the applicable trust agreement, if any, and for redemptions;

(3)	the deductions, if any, from the Capital Account for payments into the Reserve Account;

(4)	the deductions for payment of applicable taxes and fees and expenses of the trustee, the sponsor, the supervisor, counsel, auditors and any other expenses paid by the trust;

(5)	the deductions for payment of the sponsor’s expenses of organizing the trust;

(6)	the amounts reserved for purchases of contract securities, for purchases made pursuant to replace failed contract securities or for purchases of securities otherwise pursuant to the trust agreement, if any;

(7)	the deductions for payment of deferred sales charge and creation and development fee, if any;

(8)	the aggregate distributions to unitholders; and

(9)	the balance remaining after such distributions and deductions, expressed both as a total dollar amount and as a dollar amount per unit outstanding on the last business day of such calendar year; and

(C)	The following information:

(1)	a list of the securities held as of the last business day of such calendar year and a list which identifies all securities sold or other securities acquired during such calendar year, if any;

(2)	the number of units outstanding on the last business day of such calendar year;

(3)	the unit value based on the last trust evaluation of such trust made during such calendar year; and

(4)	the amounts actually distributed during such calendar year from the Income and Capital Accounts, separately stated, expressed both as total dollar amounts and as dollar amounts per unit outstanding on the record dates for such distributions.

The trustee may furnish such statement by posting it to a website that is set forth in the trust’s prospectus (which may be a publicly available website). A unitholder may request delivery of such statement by contacting the sponsor at the applicable phone number in the trust’s prospectus.

Rights of Unitholders. The death or incapacity of any unitholder shall not operate to terminate a trust nor entitle his legal representatives or heirs to claim an accounting or to take any action or proceeding in any court of competent jurisdiction for a partition or winding up of a trust, nor otherwise affect the rights, obligations and liabilities of the parties to the applicable trust agreement. By purchasing units of a trust, each unitholder expressly waives any right he may have under any rule of law or the provisions of any statute, or otherwise, to require the trustee at any time to account, in any manner other than as expressly provided in the applicable trust agreement, in respect of the securities or moneys from time to time received, held and applied by the trustee under the trust agreement. No unitholder shall have the right to control the operation and management of a trust in any manner, except to vote with respect to the amendment of the related trust agreement or termination of the trust.

Amendment. Each trust agreement may be amended from time to time by the sponsor and trustee or their respective successors, without the consent of any of the unitholders, (i) to cure any ambiguity or to correct or supplement any provision which may be defective or inconsistent with any other provision contained in the trust agreement, (ii) to change any provision required by the SEC or any successor governmental agency, (iii) to make such other provision in regard to matters or questions arising under the trust agreement as shall not materially adversely affect the interests of the unitholders or (iv) to make such amendments as may be necessary (a) for a trust to continue to qualify as a RIC for federal income tax purposes if the trust has elected to be taxed as such under the United States Internal Revenue Code of 1986, as amended or (b) to prevent a trust from being deemed an association taxable as a corporation for federal income tax purposes if the trust has not elected to be taxed as a RIC under the United States Internal Revenue Code of 1986, as amended. A trust agreement may not be amended, however, without the consent of all unitholders of the related trust then outstanding, so as (1) to permit, except in accordance with the terms and conditions thereof, the acquisition thereunder of any securities other than those specified in the schedules to the trust agreement or (2) to reduce the percentage of units the holders of which are required to consent to certain of such amendments. A trust agreement may not be amended so as to reduce the interest in a trust represented by units without the consent of all affected unitholders.

Except for the amendments, changes or modifications described above, neither the sponsor nor the trustee nor their respective successors shall consent to any other amendment, change or modification of a trust agreement without the giving of notice and the obtaining of the approval or consent of unitholders representing at least 66 2/3% of the units then outstanding of the affected trust. No amendment may reduce the aggregate percentage of units the holders of which are required to consent to any amendment, change or modification of a trust agreement without the consent of the unitholders of all of the units then outstanding of the affected trust and in no event may any amendment be made which would (1) alter the rights to the unitholders of the trust as against each other, (2) provide the trustee with the power to engage in business or investment activities other than as specifically provided in the trust agreement, (3) adversely affect the tax status of the related trust for federal income tax purposes or result in the units being deemed to be sold or exchanged for federal income tax purposes or (4) unless a trust has elected to be taxed as a RIC for federal income tax purposes, result in a variation of the investment of unitholders in the trust. The trustee will notify unitholders of a trust of the substance of any such amendment to the trust agreement for such trust.

Termination. Each trust agreement provides that the related trust shall terminate upon the maturity, redemption, sale or other disposition as the case may be of the last security held in the trust but in no event is it to continue beyond the trust’s mandatory termination date. If the value of a trust shall be less than 40% of the aggregate value of securities deposited in such trust during the initial offering period, the trustee may, in its discretion, and shall when so directed by the sponsor, terminate the trust. A trust may be terminated at any time by written consent of the holders of units representing 100% of the units thereof then outstanding. A trust will be liquidated by the trustee in the event that a sufficient number of units of the trust not yet sold are tendered for redemption by the sponsor or any underwriter of units of a trust, so that the net worth of the trust would be reduced to less than 40% of the principal amount of the securities at the time they were initially deposited in the trust. If a trust is liquidated because of the redemption of unsold units by the sponsor or any underwriter, the sponsor will refund, on demand and without deduction, to each purchaser of units of the trust the entire sales charge paid by such purchaser.

Beginning nine business days prior to, but no later than, the scheduled termination date described in the prospectus for a trust, the trustee may begin to sell all of the remaining underlying securities on behalf of unitholders in connection with the termination of the trust. The sponsor may assist the trustee in these sales and receive compensation to the extent permitted by applicable law. The sale proceeds will be net of any incidental expenses involved in the sales.

The sponsor will generally instruct the trustee to sell the securities as quickly as practicable during the termination proceedings without in its judgment materially adversely affecting the market price of the securities, but it is expected that all of the securities will in any event be disposed of within a reasonable time after a trust’s termination. The sponsor does not anticipate that the period will be longer than one month, and it could be as short as one day, depending on the liquidity of the securities being sold. The liquidity of any security depends on the daily trading volume of the security and the amount that the sponsor has available for sale on any particular day. Of course, no assurances can be given that the market value of the securities will not be adversely affected during the termination proceedings.

Not less than thirty days prior to termination of a trust, the trustee will notify unitholders thereof of the termination and provide a form allowing qualifying unitholders to elect an in-kind distribution, if applicable. If applicable, a unitholder who owns the minimum number of units described in the prospectus may request an in-kind distribution from the trustee instead of cash. To the extent possible, the trustee will make an in-kind distribution through the distribution of each of the securities of a trust in book-entry form to the account of the unitholder’s bank or broker-dealer at Depository Trust Company. The unitholder will be entitled to receive whole shares of each of the securities comprising the portfolio of the related trust and cash from the Income and Capital Account equal to the fractional shares to which the unitholder is entitled. The trustee may adjust the number of shares of any security included in a unitholder’s in-kind distribution to facilitate the distribution of whole shares. The sponsor may terminate the in-kind distribution option at any time upon sixty days written notice to the unitholders. Special federal income tax consequences will result if a unitholder requests an in-kind distribution.

Within a reasonable period after termination, the trustee will sell any securities remaining in a trust not segregated for in-kind distribution. After paying all expenses and charges incurred by a trust, the trustee will distribute to unitholders thereof their pro rata share of the balances remaining in the Income and Capital Accounts of the trust.

The sponsor may, but is not obligated to, offer for sale units of a subsequent series of a trust at approximately the time of the mandatory termination date. If the sponsor does offer such units for sale, unitholders may be given the opportunity to purchase such units at a public offering price. There is, however, no assurance that units of any new series of a trust will be offered for sale at that time, or if offered, that there will be sufficient units available for sale to meet the requests of any or all unitholders.

The Trustee. The trustee is The Bank of New York Mellon, a trust company organized under the laws of New York. The Bank of New York Mellon has its principal unit investment trust division offices at 240 Greenwich Street, 22W Floor, New York, NY 10286, (877) 363-3613. The Bank of New York Mellon is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law.

Under each trust agreement, the trustee or any successor trustee may resign and be discharged of the trust created by the trust agreement by executing an instrument in writing and filing the same with the sponsor. If the trustee merges or is consolidated with another entity, the resulting entity shall be the successor trustee without the execution or filing of any paper, instrument or further act.

The trustee or successor trustee must mail a copy of the notice of resignation to all unitholders then of record, not less than sixty days before the date specified in such notice when such resignation is to take effect. The sponsor upon receiving notice of such resignation is obligated to appoint a successor trustee promptly. If, upon such resignation, no successor trustee has been appointed and has accepted the appointment within thirty days after notification, the retiring trustee may apply to a court of competent jurisdiction for the appointment of a successor. The sponsor, upon sixty days’ prior written notice, may remove the trustee for any reason and appoint a successor trustee, by written instrument, in duplicate, one copy of which shall be delivered to the trustee so removed and one copy to the successor trustee. Notice of such removal and appointment shall be mailed to each unitholder of record by the successor trustee. Upon execution of a written acceptance of such appointment by such successor trustee, all the rights, powers, duties and obligations of the original trustee shall vest in the successor. The trustee shall be a corporation organized and doing business under the laws of the United States, or any state thereof, be authorized under such laws to exercise corporate trust powers and have at all times an aggregate capital, surplus and undivided profits of not less than $5,000,000.

The trustee except by reason of its own gross negligence or willful misconduct shall not be liable for any action taken or suffered to be taken by it in good faith and believed by it to be authorized or within the discretion or rights or powers conferred upon it by a trust agreement. Each trust agreement provides that the trustee shall be under no liability for any action taken in good faith in reliance on any document prima facie properly executed or for the disposition of moneys, securities or certificates pursuant to the trust agreement except by reason of its own gross negligence, lack of good faith or willful misconduct. The trustee shall in no event be deemed to have assumed or incurred any liability, duty or obligation to any unitholder or the sponsor, other than as expressly provided for in a trust agreement. The trustee shall not be under any obligation to appear in, prosecute or defend any action, which in its opinion may involve it in expense or liability, unless, as often as required by the trustee, it shall be furnished with reasonable security and indemnity against such expense or liability, and any pecuniary cost of the trustee from such actions shall be deductible from and a charge against the Income and Capital Accounts of the affected trust. The trustee shall not be liable for any taxes or other governmental charges imposed upon or in respect of the portfolio securities or upon the interest thereon or upon it as trustee under a trust agreement or upon or in respect of any trust. In addition, each trust agreement contains other customary provisions limiting the liability of the trustee. The trustee shall be indemnified ratably by the affected trusts and held harmless against any loss or liability accruing to it without gross negligence, bad faith or willful misconduct on its part, arising out of or in connection with the acceptance or administration of the trust, including the costs and expenses (including counsel fees) of defending itself against any claim of liability in the premises.

The sponsor and unitholders may rely on any evaluation furnished by the trustee and the trustee shall have no responsibility for the accuracy thereof. The trustee shall have no liability to the sponsor or unitholders for errors in information obtained from any pricing service or similar source of information used to obtain closing sale prices which is selected by the trustee using reasonable care. Each trust agreement provides that with respect to any evaluation of portfolio securities made by the trustee, the trustee shall not be liable for errors in judgment or any action taken in good faith, provided that the trustee will not be protected against any liability to which it would otherwise be subject by reason of willful misfeasance, bad faith or gross negligence in the performance of its duties or by reason of its reckless disregard of its obligations and duties under the trust agreement.

The Sponsor. The sponsor of each trust is Hennion & Walsh, Inc. The sponsor is a full service broker-dealer which caters to individual investors. The sponsor’s headquarters are located at 2001 Route 46, Waterview Plaza, Parsippany, New Jersey 07054. You can contact the sponsor at this address or by using the contacts listed on the back cover of the prospectus. The sponsor is a registered broker-dealer and a member of the Financial Industry Regulatory Authority, Inc. (“FINRA”) and the Securities Investor Protection Corporation (“SIPC”) and a registrant of the Municipal Securities Rulemaking Board (“MSRB”).

Under each trust agreement, the sponsor may resign and be discharged of the trust created by the trust agreement by executing an instrument in writing and filing the same with the trustee. If the sponsor merges or is consolidated with another entity, the resulting entity shall be the successor sponsor without the execution or filing of any paper, instrument or further act.

If at any time the sponsor shall resign or fail to undertake or perform any of the duties which by the terms of a trust agreement are required by it to be undertaken or performed, or the sponsor shall become incapable of acting or shall be adjudged a bankrupt or insolvent, or a receiver of the sponsor or of its property shall be appointed, or any public officer shall take charge or control of the sponsor or of its property or affairs for the purpose of rehabilitation, conservation or liquidation, then the trustee may (a) appoint a successor sponsor at rates of compensation deemed by the trustee to be reasonable and not exceeding such reasonable amounts as may be prescribed by the SEC, (b) terminate the trust agreement and liquidate the related trust as provided therein or (c) continue to act as trustee without appointing a successor sponsor and receive additional compensation deemed by the trustee to be reasonable and not exceeding such reasonable amounts as may be prescribed by the SEC.

The sponsor shall be under no liability to any trust or the unitholders for any action taken or for refraining from the taking of any action in good faith pursuant to the trust agreement or for errors in judgment or for depreciation or loss incurred by reason of the purchase or sale of portfolio securities, provided that the sponsor shall not be protected against any liability to which it would otherwise be subjected by reason of willful misfeasance, bad faith or gross negligence in the performance of its duties or by reason of its reckless disregard of its obligations and duties under a trust agreement. The sponsor may rely in good faith on any document prima facie properly executed and submitted to it by the trustee, supervisor, counsel or any other persons pursuant to a trust agreement. The sponsor shall in no event be deemed to have assumed or incurred any liability, duty or obligation to any trust, any unitholder or the trustee other than as expressly provided in a trust agreement.

Each trust shall indemnify, defend and hold harmless the sponsor from and against any loss, liability or expense incurred in acting as sponsor of such trust (including the costs and expenses of the defense against such loss, liability or expense) other than by reason of willful misfeasance, bad faith or gross negligence in the performance of its duties or by reason of its reckless disregard of its obligations and duties under the related trust agreement. The sponsor shall not be under any obligation to appear in, prosecute or defend any legal action which in its opinion may involve it in any expense or liability; provided, however, that the sponsor may in its discretion undertake any such action which it may deem necessary or desirable in respect of a trust agreement and the rights and duties of the parties thereto and the interests of the unitholders thereunder and, in such event, the legal expenses and costs of any such action and any liability resulting therefrom shall be expenses, costs and liabilities of the trust concerned and shall be paid directly by the trustee out of the Income and Capital Accounts of such trust.

The sponsor will receive gross sales charges equal to the percentage of the offering price of the units of a trust stated in the prospectus and will pay a portion of such sales charges to dealers and selling agents. In addition, the sponsor may realize a profit or a loss resulting from the difference between the purchase prices of the securities to the sponsor and the cost of such securities to a trust. The sponsor may also realize profits or losses with respect to securities deposited in a trust which were acquired from underwriting syndicates of which the sponsor was a member. An underwriter or underwriting syndicate purchases securities from the issuer on a negotiated or competitive bid basis, as principal, with the motive of marketing such securities to investors at a profit. The sponsor may realize additional profits or losses during the initial offering period on unsold units as a result of changes in the daily evaluation of the securities in a trust.

The Supervisor. Hennion & Walsh Asset Management, Inc. serves as supervisor. The supervisor may resign by executing an instrument in writing and filing the same with the sponsor and the trustee. Upon receiving such notice of resignation, the sponsor or, if no sponsor is acting, the trustee, may appoint a successor supervisor (which may include the sponsor) having qualifications and at a rate of compensation satisfactory to the sponsor or, if the appointment is made by the trustee, the trustee. The sponsor or, if no sponsor is acting, the trustee, may remove the supervisor at any time upon thirty days’ written notice and either continue without a supervisor or appoint a successor supervisor (which may include the sponsor) having qualifications and at a rate of compensation satisfactory to the sponsor or, if the removal and appointment is made by the trustee, the trustee. Notice of such resignation or removal and appointment of a successor supervisor shall be mailed by the trustee to each unitholder then of record.

The supervisor shall be under no liability to any trust or the unitholders for any action taken or for refraining from the taking of any action in good faith pursuant to a trust agreement or for errors in judgment or for depreciation or loss incurred by reason of the purchase or sale of portfolio securities, provided, however, that the supervisor is not protected against any liability to which it would otherwise be subjected by reason of willful misfeasance, bad faith or gross negligence in the performance of its duties or by reason of its reckless disregard of its obligations and duties under the trust agreement. The supervisor may rely in good faith on any document prima facie properly executed and submitted to it by the trustee, counsel or any other persons pursuant to a trust agreement. The supervisor shall in no event be deemed to have assumed or incurred any liability, duty or obligation to any trust, any unitholder or the trustee other than as expressly provided in the related trust agreement.

Each trust shall indemnify, defend and hold harmless the supervisor from and against any loss, liability or expense incurred in acting as supervisor of such trust (including the costs and expenses of the defense against any such loss, liability or expense) other than by reason of willful misfeasance, bad faith or gross negligence in the performance of its duties or by reason of its reckless disregard of its obligations and duties under the related trust agreement. The supervisor shall not be under any obligation to appear in, prosecute or defend any legal action which in its opinion may involve it in any expense or liability.

Expenses of the Trust. The sponsor may receive a fee from a trust for creating and developing the trust, including determining the trust’s objectives, policies, composition and size, selecting service providers and information services and for providing other similar administrative and ministerial functions. The amount of this “creation and development fee” is set forth in the prospectus. The trustee will deduct this amount from a trust’s assets as of the close of the initial offering period. No portion of this fee is applied to the payment of distribution expenses or as compensation for sales efforts. This fee will not be deducted from proceeds received upon a repurchase, redemption or exchange of units before the close of the initial public offering period.

The trustee receives for its services that fee set forth in the prospectus. The trustee’s fee which is calculated and paid monthly is based on the largest number of units outstanding during the period for which such compensation is calculated. Such fee shall be prorated for any period in which the trustee provides services under the trust agreement during less than the whole of such period. The trustee benefits to the extent there are funds for future distributions, payment of expenses and redemptions in the Capital and Income Accounts since these Accounts are non-interest bearing and the amounts earned by the trustee are retained by the trustee. Part of the trustee’s compensation for its services to the trust is expected to result from the use of these funds.

The supervisor will charge the trust a fee for surveillance services and bookkeeping and administrative services performed for the trust in an amount not to exceed that amount set forth in the prospectus but in no event will such compensation, when combined with all compensation received from other UITs for which the supervisor acts as supervisor, exceed the aggregate cost to the supervisor of providing such services. Such fee shall be calculated based on the largest number of units outstanding during the period for which such compensation is calculated and shall be pro rated for any period in which the sponsor provides services during less than the whole of such period.

For providing bookkeeping and administrative services to a trust, the sponsor shall receive a fee in an amount not to exceed that amount set forth in the prospectus but in no event will such compensation, when combined with all compensation from other UITs for which the sponsor acts as sponsor and provides bookkeeping and administrative services, exceed the aggregate cost of providing such services. Such fee shall be calculated based on the largest number of units outstanding during the period for which such compensation is calculated and shall be pro rated for any period in which the sponsor provides services during less than the whole of such period.

The trustee’s fee, sponsor’s fee for providing bookkeeping and administrative services to a trust and supervisor’s fee are deducted from the Income Account of the related trust to the extent funds are available and then from the Capital Account. Each such fee (other than any creation and development fee) may be increased without approval of unitholders by amounts not exceeding a proportionate increase in the Consumer Price Index or any equivalent index substituted therefor.

The following additional charges are or may be incurred by a trust in addition to any other fees, expenses or charges described in the prospectus: (a) fees for the trustee’s extraordinary services; (b) expenses of the trustee (including legal and auditing expenses and reimbursement of the cost of advances to the trust for payment of expenses and distributions, but not including any fees and expenses charged by an agent for custody and safeguarding of securities) and of counsel, if any; (c) various governmental charges; (d) expenses and costs of any action taken by the trustee or sponsor to protect the trust or the rights and interests of the unitholders; (e) indemnification of the trustee for any loss or liability accruing to it without gross negligence, bad faith or willful misconduct on its part arising out of or in connection with the acceptance or administration of the trust; (f) indemnification of the sponsor for any loss, liability or expense incurred in acting in that capacity other than by reason of willful misfeasance, bad faith or gross negligence in the performance of its duties or by reason of its reckless disregard of its obligations and duties under the applicable trust agreement; (g) indemnification of the supervisor for any loss, liability or expense incurred in acting in that capacity other than by reason of willful misfeasance, bad faith or gross negligence in the performance of its duties or by reason of its reckless disregard of its obligations and duties under the applicable trust agreement; (h) expenditures incurred in contacting unitholders upon termination of the trust; and (i) license fees for the right to use trademarks and trade names, intellectual property rights or for the use of databases and research owned by third-party licensors. The sponsor is authorized to obtain from Mutual Fund Quotation Service (or similar service operated by The Nasdaq Stock Market, Inc. or its successor) a UIT ticker symbol for each trust and to contract for the dissemination of the unit prices through that service. A trust will bear any cost or expense incurred in connection with the obtaining of the ticker symbol and the dissemination of unit prices. A trust may pay the costs of updating its registration statement each year. All fees and expenses are payable out of a trust and, when owing to the trustee, are secured by a lien on the trust. If the balances in the Income and Capital Accounts are insufficient to provide for amounts payable by a trust, the trustee has the power to sell securities to pay such amounts. These sales may result in capital gains or losses to unitholders.

Each trust will pay the costs of organizing the trust. These costs may include, but are not limited to, the cost of the initial preparation and typesetting of the registration statement, prospectuses (including preliminary prospectuses), the trust agreement and other documents relating to the applicable trust, SEC and state blue sky registration fees, the costs of the initial valuation of the portfolio and audit of the trust, the costs of a portfolio consultant, if any, one-time license fees, if any, the initial fees and expenses of the trustee and legal and other out-of-pocket expenses related thereto but not including the expenses incurred in the printing of prospectuses (including preliminary prospectuses), expenses incurred in the preparation and printing of brochures and other advertising materials and any other selling expenses. A trust may sell securities to reimburse the sponsor for these costs at the end of the initial offering period or after six months, if earlier. The value of the units will decline when a trust pays these costs.

Portfolio Transactions and Brokerage Allocation. When a trust sells securities, the composition and diversity of the securities in the trust may be altered. In order to obtain the best price for a trust, it may be necessary for the sponsor to specify minimum amounts in which blocks of securities are to be sold. In effecting purchases and sales of a trust’s portfolio securities, the sponsor may direct that orders be placed with and brokerage commissions be paid to brokers, including the sponsor or brokers which may be affiliated with the trust, the sponsor, the trustee or dealers participating in the offering of units.

Undertakings

1.	Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission (the “Commission”) such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

2.	Insofar as indemnification for liability arising under the Securities Act of 1933 (the “Securities Act”) may be permitted to directors, officers and controlling persons of the registrant pursuant to Rule 484 under the Securities Act, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Contents of Registration Statement

This Amendment to the Registration Statement comprises the following:

The facing sheet

The prospectus and information supplement

The signatures

The consents of evaluator, independent auditors and legal counsel

The following exhibits:

1.1	Trust Agreement.

1.1.1	Standard Terms and Conditions of Trust (filed as Exhibit 1.1.1. to Amendment No. 3 to the Registration Statement on Form S-6 for Smart Trust, Zacks Diversified Equity & Corporate Bond Trust, Series 9 (No. 333-203850) as filed on July 21, 2015, and incorporated herein by reference).

1.2	Amended and Restated Certificate of Incorporation of Hennion & Walsh, Inc. dated March 14, 2013 (filed as Exhibit 1.2 to Amendment No. 3 to the Registration Statement on Form S-6 for Smart Trust, Zacks Diversified Equity & Corporate Bond Trust, Series 9 (No. 333-203850) as filed on July 21, 2015, and incorporated herein by reference).

1.3	By-Laws of Hennion & Walsh, Inc. (filed as Exhibit 1.3.9 to Amendment No. 1 to the Registration Statement on Form S-6 for Schwab Trusts, Schwab Ten Trust, 2003 Series B (No. 333-106866) as filed on August 26, 2003, and incorporated herein by reference).

1.5	Form of Dealer Agreement (filed as Exhibit 1.5 to Amendment No. 3 to the Registration Statement on Form S-6 for Smart Trust, Zacks Diversified Equity & Corporate Bond Trust, Series 9 (No. 333-203850) as filed on July 21, 2015, and incorporated herein by reference).

1.6	SmartTrust Rule 12d1-4 Fund of Funds Agreement (filed as Exhibit A(9)(a) to the Registration Statement on Form N-8B-2/A for Smart Trust, Tax Free Bond Trust, Series 1 (File No. 811-21429) as filed on May 29, 2024).

2.2	Code of Ethics of Hennion & Walsh, Inc.’s Unit Investment Trust activities (filed as Exhibit 11.0 to Amendment No. 1 to the Registration Statement on Form S-6 for Schwab Trusts, Schwab Ten Trust, 2003 Series B (No. 333-106866) as filed on August 26, 2003, and incorporated herein by reference).

3.1	Opinion and consent of counsel as to legality of securities being registered.

3.3	Opinion of counsel as to the Trustee and the Trusts.

4.1	Consent of initial evaluator.

4.3	Consent of independent registered public accounting firm.

7.1	Officers and Directors of Hennion & Walsh, Inc. (filed as Exhibit 7.1 to the Registration Statement on Form S-6 for SmartTrust 594 (No. 333-267519) as filed on September 20, 2022, and incorporated herein by reference).

Signatures

The Registrant hereby identifies Smart Trust, Smart Ten Trust, Series 1; Smart Trust, Tax Free Bond Trust, Series 1; Smart Trust, Diversified Equity Trust, Series 1; Smart Trust, Value Architects Disciplined Core Portfolio Trust, 2010 Series C and 2011 Series I; Smart Trust, Zacks Diversified Equity & Corporate Bond Trust, Series 1 and Series 3-10; Smart Trust, Rising Interest Rates Hedge Trust, Series 1-5; Smart Trust, NASDAQ International Dividend Achievers Index Trust, Series 1; Smart Trust, Zacks GARP Composite 35 Trust, Series 1; Smart Trust, Argus Select 30 Equity Total Return Trust, Series 1; Smart Trust, California Municipal Portfolio of Closed-End Funds Trust, Series 1; Smart Trust, Defensive 50 Equities Trust, Series 1; Smart Trust, Closed-End Fund Advisors Select BDC Trust, Series 1; Smart Trust, Sustainable Impact Investing Trust, Series 1; Smart Trust, Dorsey Wright International Momentum Trust, Series 1; Smart Trust 224, 229, 234, 235, 248, 255, 260, 282, 295, 302, 304, 318, 328, 334, 335, 353, 360, 367, 372, 383, 390, 393, 401, 407, 410, 415, 418, 421, 433, 437 and 441; and SmartTrust 448, 453, 458, 460, 464, 466, 470, 478, 479, 483, 484, 488, 494, 499, 501, 503, 506, 508, 511, 519, 522, 525, 527, 531, 534, 539, 543, 547, 550, 551, 555, 556, 559, 570, 573, 576, 577, 581, 588, 593, 596, 597, 598, 601, 605, 613, 615, 619, 620, 625, 628, 629, 635, 642, 645, 647, 649, 650, 652, 654, 659, 661, 663, 665, 667, 670, 673, 675, 676, 679, 683, 688, 691, 692, 695, 696, 698, 699, 704, 706, 708, 712, 714, 716 and 718 for the purposes of the representations required by Rule 487 and represents the following:

1) that the portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series;

2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the Registration Statements for such previous series as to which the effective date was determined by the Commission or the staff; and

3) that it has complied with Rule 460 under the Securities Act of 1933.

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Parsippany and State of New Jersey on October 29, 2025.

SmartTrust 720

By Hennion & Walsh, Inc., Depositor

By	/s/ KEVIN D. MAHN
Kevin D. Mahn
Authorized Signatory

Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below on October 29, 2025 by the following persons in the capacities indicated.

By	/s/ WILLIAM W. WALSH
William W. Walsh
President and Director

By	/s/ RICHARD HENNION
Richard Hennion
Executive Vice President and Director

By	/s/ Phillip Fitzsimmons
Phillip Fitzsimmons
Chief Compliance Officer and Director

By	/s/ Wendy Wurst
Wendy Wurst
Principal Financial Officer, Principal Accounting Officer and Director